Form 10-K405, Exhibit 13
period 1996-12-25
BUSH BOAKE ALLEN INC
filed 1997-03-19
CIK 919998

                                     [LOGO]
                              BUSH BOAKE ALLEN INC.
                               1996 Annual Report


SERVING GROWING
GLOBAL MARKETS
FOR FLAVORS...
FRAGRANCES &
AROMA CHEMICALS

ON THE COVER:

Among consumers of all ages, taste is always a key factor in assuring the success of most food products. Helping satisfy the flavor requirements of China's Food Products Industry is a major objective of BBA's new flavor and fragrance plant at Guangzhou in the Peoples Republic of China.



Bush Boake Allen is a major, international producer of a diverse line of flavors, fragrances and aroma chemicals as well as chemical intermediates for industrial and agricultural applications.

     The company conducts operations on six continents and has 64 locations in 41 countries worldwide. BBA is a highly respected global supplier to an estimated $12 billion world-wide market.

    Flavors and fragrances created by BBA help provide a broad range of consumer products with a more compelling and unique character through either a pleasant, satisfying taste or a distinctive, pleasing aroma.

    Flavors produced by Bush Boake Allen are used in beverages, dairy products, baked goods, confectionery items and processed foods.

    BBA fragrance compounds are used by consumer product manufacturers in perfumes and colognes, soaps, detergents and cleansers, air fresheners, cosmetics and a variety of personal care products.

     The company's aroma chemicals, natural extracts and essential oils serve as raw materials for a wide range of compounded flavors and fragrances.

                           BUSH BOAKE ALLEN WORLDWIDE



Americas            Europe                      Asia Pacific         International          Aroma
Region              Region                      Region               Region                 Chemicals

ARGENTINA           BENELUX                      AUSTRALIA             BULGARIA            UNITED KINGDOM
Buenos Aires        Capelle Aan Den Ijssel       Adelaide              Sofia               Widnes
BRAZIL              DENMARK                      Brisbane              CZECH REPUBLIC      UNITED STATES
Sao Paulo           Birkerod                     Melbourne             Prague              Jacksonville, FL
CANADA              FRANCE                       Perth                 INDIA
Montreal            Paris                        Sydney                Bangalore
Toronto             GERMANY                      CHINA                 Bombay
CHILE               Kreuzau-Stockheim            Guangzhou             Calcutta
Santiago            IRELAND                      Shanghai              Chittoor
COLOMBIA            Clonee, Co. Meath            HONG KONG             Delhi
Bogota              ITALY                        Tsuen Wan             Madras
JAMAICA             Mantova                      INDONESIA             KENYA
Kingston            SPAIN                        Bogor, West Java      Nairobi
MEXICO              Barcelona                    JAPAN                 PAKISTAN
Tlalnepantla        SWEDEN                       Tokyo                 Karachi
UNITED STATES       Knislinge                    MALAYSIA              POLAND
Black Creek, WI     SWITZERLAND                  Selangor              Warsaw
Carrollton, TX      Lausanne                     NEW ZEALAND           RUSSIA
Chicago, IL         UNITED KINGDOM               Auckland              Moscow
Montvale, NJ        Glasgow                      PHILIPPINES           SLOVAKIA
Norwood, NJ         London                       Manila                Bratislava
                    Long Melford                 SINGAPORE             SOUTH AFRICA
                    Witham                       Jurong                Cape Town
                                                 THAILAND              Durban
                                                 Bangkok               Johannesburg
                                                                       TURKEY
                                                                       Bursa
                                                                       Istanbul
                                                                       UKRAINE
                                                                       Kiev
                                                                       UNITED ARAB
                                                                       EMIRATES
                                                                       Dubai
                                                                       ZIMBABWE
                                                                       Harare


FINANCIAL HIGHLIGHTS
($ in thousands, except per share)


-----------------------------------------------------------------------------------------------------------
                                                                 1996             1995             % Change
-----------------------------------------------------------------------------------------------------------
            Sales and Earnings:
                Net Sales                                    $449,365         $424,616                6
                Income From Operations                         46,531           50,197               (7)
                Income Before Income Taxes                     46,761           46,918               --
                Net Income                                     31,555           30,446                4
-----------------------------------------------------------------------------------------------------------
            Per Share:
                Net Income                                   $   1.64         $   1.58                4
                Stockholders' Equity                            13.69            11.54               19
-----------------------------------------------------------------------------------------------------------
            Ratios:
                Net Income to Net Sales                           7.0%             7.2%
                Long-Term Debt to Total Capital                   0.8              1.7
-----------------------------------------------------------------------------------------------------------
            Financial Position at Year-End:
                Total Assets                                 $407,799         $349,853               17
                Long-Term Debt                                  2,009            3,731              (46)
                Stockholders' Equity                          263,133          221,782               19
-----------------------------------------------------------------------------------------------------------
            Additional Information:
                Cash Provided by Operations                  $ 34,807         $ 23,102               51
                Capital Expenditures                         $ 39,629         $ 25,044               58
                Number of Employees                             2,103            2,004                5
-----------------------------------------------------------------------------------------------------------

Dear Stockholder:

Not only was 1996 a year of challenge and change, it was also a year of growth as Bush Boake Allen's sales and net income again reached record highs and we continued our progress in building for the future.

   The company earned $1.64 per share in 1996 compared to $1.58 per share in 1995. Net income increased 3.6% to $31.6 million from $30.4 million the prior year. Net sales for 1996 were $449.4 million compared to $424.6 million in 1995, an increase of 5.8%.

BUSH BOAKE ALLEN GAINED MARKET SHARE AS WORLDWIDE SALES OF FLAVORS AND FRAGRANCES INCREASED MORE THAN 6%.

   Worldwide demand for flavors and fragrances was noticeably softer throughout most of 1996 and markets were highly competitive. Bush Boake Allen gained market share as worldwide sales of the company's flavors and fragrances increased more than 6% with each of our operating regions participating in that growth.

   In the Americas Region the company's U.S. flavor and fragrance business improved its position and ended the year with a strong increase in sales and operating income in compounded flavors and fragrances. Apart from a modest sales decline in BBA's natural products and seasonings business, after several years of strong growth, every operating unit in the Americas Region from Canada to Latin America increased its sales in 1996.

   Looking at BBA's other operations, the Europe Region's results were dampened by uncertain economic conditions in Germany and France and by currency exchange disadvantages due to the strong Pound Sterling and weakness of the Deutchmark and DM Block currencies. Still, Europe increased its sales, helped by double digit growth in Spain and Sweden. Adverse foreign currency exchange rates also had a strong negative impact in our International Region which nevertheless generated increased sales with India and Eastern Europe scoring double digit growth.

   The Asia Pacific Region continued its progress in 1996 with double digit sales growth in Australia, Singapore, Thailand and Indonesia. In addition, the company strengthened its position in Southeast Asia, with the January 1997 opening of a new $12 million flavor and fragrance plant in Guangzhou, The Peoples Republic of China. Ideally located to provide both multinational and local Chinese consumer products manufacturers with a wide range of high quality flavors and fragrances, the new plant helps strengthen our overall service capability throughout the region.

   In our aroma chemical business sales rose modestly, in 1996, for both terpene and non terpene based chemicals. However, the strong Pound Sterling made it more difficult to be competitive on aroma chemicals exported from the Widnes, England plant. In the U.S. the lag in recovering higher turpentine raw material costs also contributed to the pressure on aroma chemical margins.

THE FUNDAMENTALS OF OUR BUSINESS REMAIN FIRM WITH MARKETS THAT HAVE POTENTIAL FOR STRONG GROWTH.

   As we view the company overall, and BBA's position relative to our peer group in the industry, we believe that our organization performed well in a difficult year. We also know that we can do better. The fundamentals of our business remain firm with markets that have attractive potential for strong growth.

   Therefore, our strategy for the future is an even stronger focus on these key elements of the growth plan we established when we became a public company in 1994;

   DEVELOPING NEW PRODUCTS...BBA has been successful in the development of an array of new products such as reaction flavors, new vanilla materials, enzyme modified dairy products, and a range of aroma chemicals including several resulting from our Generessence'r' program for which patents are being sought.

   IMPROVING OUR MIX...The increase in the percent of BBA's business represented by compounded flavors and fragrances slowed somewhat in 1996 but we are placing increased emphasis on this important objective. Overall, the flavor and fragrance segment of our business has grown to nearly 80% of the company's total sales.

   EXPAND IN HIGH GROWTH MARKETS...The company has made significant progress as evidenced by the opening of the new China flavor and fragrance plant. In addition, we further strengthened BBA's position in Latin America by acquiring a fragrance company in Argentina as well as acquiring the remaining portions of joint venture companies in Italy and the Philippines. Plans are also underway for new facilities in Turkey and Thailand as well as further expansion in India.

   IMPROVE MARGINS...Ongoing investments for automation, efficiency and higher productivity will work to help the company's momentum in margin improvement. We have invested $170 million since 1991 on automating, modernizing and expanding our facilities. In aroma chemicals, for example, the recently completed upgrading of the Jacksonville plant coupled with reconfiguration of certain processes, now underway, at Widnes will provide many of the efficiencies necessary to move toward improved margins.

   We are confident that Bush Boake Allen is prepared to compete anywhere in the world. The company has the resources, the facilities and a group of creative, dedicated people who have the will to get the job done.

   In August 1996, William H. Trice announced his intention to retire, at year end, as Chairman of Bush Boake Allen's Board of Directors and as Executive Vice President of Union Camp. In that latter capacity Mr. Trice had management responsibility for technology, environmental activities and Union Camp's Chemical Group, including BBA, which he guided since 1986.

   In a very direct way Bill Trice has been a steady supporter in helping shape the present dimensions of Bush Boake Allen. A forthright man of rock solid integrity, he has been a good friend and wise counselor to many of us. His advice and support during the period when BBA became a public company has helped us get our organization off to a good start to the benefit of all our stockholders. We are pleased that Bill has agreed to remain on our Board and that we will continue to have the advantage of his advice and counsel.

   To all our stockholders, directors and fellow employees we extend our thanks for your efforts in a very challenging year.


/s/ J.W. BOYDEN

J.W. Boyden
Chairman, President and
Chief Executive Officer


March 5, 1997

AMERICAS REGION

For most of 1996, U.S. markets for flavors and fragrances were sluggish with very little resiliency. The lingering effects of consolidation among some customers along with product line rationalization and delays in a number of new product introductions added further to market uncertainty.

Nevertheless, in spite of hesitant markets Bush Boake Allen's overall U.S. flavor and fragrance operations continued to grow during 1996. Although the company's seasonings business had a more difficult year with moderately lower sales, compounded flavors grew strongly with rising sales and a double-digit increase in operating income.

     The company's U.S. flavor business succeeded in generating a great many new flavor wins during 1996. Some of these wins produced immediate business. Most, however, have a longer timeline as products are test marketed and finally find their way into retail distribution. Consequently, much of the growth potential from these new wins will be realized in the future. Nevertheless, flavor sales advanced 9% in the U.S. and operating income increased substantially.

     In addition, we also experienced significant improvement in the company's U.S. fragrance business in 1996 with operations growing stronger as the year progressed. Given the soft market environment for fragrances early in the year, a concerted effort was made to further reduce our costs and improve efficiency without sacrificing any aspect of creative effort, applications work or customer service. We exercised even tighter control over production planning and our entire marketing organization reviewed its procedures. These efforts resulted in improved internal efficiency and lower costs. At the same time our fragrance business secured some significant new wins which have the potential for substantial additional sales over time. As a result, not only did the company's U.S. fragrance sales increase, operating income also grew strongly, rising nearly 50%.

     BBA has made significant investments in the Americas to modernize and upgrade the region's facilities. The recent, major expansion of the Montvale, New Jersey, flavor and fragrance creative and technical center has increased the level and quality of support we are able to provide to operating units throughout the region.

     The company is also adding strength in other areas as well. In late 1996, a modernization of Bush Boake Allen Canada's dry blending plant was completed. BBA Canada also had an excellent year in 1996 with strong, double-digit growth in both sales and operating income.

     Operations in Latin America and the Caribbean also experienced growth in 1996 with BBA companies in Jamaica, Chile, Colombia and Brazil all reporting a double-digit increase in sales. In addition, we continued to add resources and strengthen our presence in important, growing markets in Latin America. In November 1996, BBA acquired Aromatica Industrial Sudamericana SA, a small fragrance compounding operation in Buenos Aires, Argentina. BBA plans to expand capacity at this location and add facilities for flavor production as well. This will enhance the company's ability to serve fast growing markets in Argentina and also provide flavors and fragrances to the Mercosur trading block as well.

EUROPE REGION

Markets for flavors and fragrances in Europe were characterized by softness in 1996. This contributed to a highly competitive environment for BBA'S products. Nevertheless, the Europe Region made further progress with several areas of strong growth helping to boost overall sales in spite of weakness in some major markets.

Operating results in France and Germany were disappointing as sales and operating income declined due primarily to lingering, weak economic conditions in those countries. This was offset, however, by growth in Benelux and Denmark and a very strong, double digit advance in Spain and Sweden.

     The company has been investing to strengthen its strategic position in Europe as well as to modernize and automate its production facilities. Within the last two years a new essential oil plant was installed at Long Melford, England, as well as new blending and packaging equipment for spices and seasonings. The improvements in both operations have helped strengthen the company's ability to serve our growing markets for natural flavors ingredients.

     In addition, new spray drying equipment was installed at the Witham, England plant that is helping triple that facilities production of encapsulated flavors and significantly improving quality and productivity.

     In mid 1995 the company started work on a large scale modernization and upgrading of our flavor compounding operations at Walthamstow, England. This upgrade included equipment to automatically blend both liquid and solid flavor ingredients. The first unit has been operating for little over one year and now handles more than half of all small batch flavor blending at Walthamstow. A second larger unit for bulk shipments is now undergoing trials at that plant.

     In late 1996 BBA acquired, from Albright and Wilson, the remaining portion of its former joint venture operation in Italy. The company sees significant, additional growth for this business operation serving flavor and fragrance markets in Italy but also, as an important strategic part of BBA's Pan European strategy of continually upgrading our service to customers.

     The Europe Region comprises BBA's second largest market accounting for nearly a quarter of the company's total sales. By the end of 1997 every one of the region's plants will have been modernized or expanded in order to better serve this large, vibrant market. In addition, plans are underway to construct a new facility for the production of process reaction flavors at our Long Melford, England site and to expand and upgrade our flavor and natural products plant at Knislinge, Sweden. The reaction flavors plant will help open new markets for BBA flavor systems throughout Europe. The expanded Swedish plant will greatly enhance BBA's position in the Scandinavian market. Together, both plants magnify and extend the company's creative and service capabilities in Europe.

ASIA PACIFIC REGION

Company sales in the Asia Pacific Region rose solidly in 1996 increasing more than 8% in a year of slower economic growth for many countries in Southeast Asia. Led by a double digit sales increase in Australia, Singapore, Thailand and Indonesia, all of BBA's operating units participated in the growth.

Weakness in Japan's economy persisted in 1996 with the Japanese Yen weaker against a strong Singapore Dollar. Since BBA Japan primarily uses materials imported from the company's Singapore production facility, the adverse currency exchange added to a much more competitive environment for BBA flavors and fragrances in Japanese markets.

     For the most part, this was offset by strong growth in Australia. Bush Boake Allen has been operating there for more than a century and has a strong position in Australian markets with creative, technical and production facilities in Melbourne and Sydney. Other service and technical capabilities are located in Adelaide, Brisbane and Perth. In 1996, Australia accounted for over one-third of the Asia Pacific Region's sales and operating income.

     Moreover, the company has continued to strengthen its ability to serve this important market. In late 1995 BBA Australia moved its headquarters into a new flavor and fragrance creative center and production facility at Dandenong near Melbourne. In addition, new spray dryers were installed during the year to replace older equipment and are helping meet growing demand for encapsulated flavors.

   The prospects for continued strong growth in markets for flavors and fragrances in the Asia Pacific Region continues to be encouraging. Recent projections by The International Monetary Fund estimate that 65% of the growth in the world economy will come from the developing world, compared to 25% at the present time. The region contains nearly half the worlds population and there can be no doubt that with the rapid improvement in per capita income, expectations for a better quality of life are also growing.

     Bush Boake Allen is making significant investments in the Asia Pacific Region to position the company for the growth that has been forecast for the future. China, for example, is a vast, growing market for the household products and processed convenience foods that very often use Bush Boake Allen flavors and fragrances.

     BBA has marketed its products in China through our Hong Kong facility for more than a decade. The company strengthened its position there with the January 1997 official opening of a new $12 million flavor and fragrance production and technical center at Guangzhou in the Peoples Republic of China. The new plant is already in production helping both international and local Chinese consumer products manufacturers meet the demand for convenience goods for the more than 350 million people living in the coastal region of China between Shanghai and the Pearl River Delta.

     We are also strengthening the Region in other areas as well. For example, BBA has acquired the outstanding portion of its former joint venture company in the Philippines, which also serves a strong and growing market. In addition, plans are underway for the construction of a totally new, modern production facility in Thailand. This will not only strengthen the company's ability to serve growing markets for natural products, it will also add to the flexibility of our marketing and service capabilities throughout the region.

     At Bush Boake Allen, our forecasts indicate a future potential for continued strong growth in flavor and fragrance markets in Asia and the Pacific Rim. We are structuring BBA to be better prepared to meet that future demand.

INTERNATIONAL REGION


Adverse currency exchange had a greater impact on operating results in the International Region, than any other area of the company in 1996. Although growth was strong in South Africa and Turkey as measured in their local currencies, comparisons were unfavorable when their operating results were translated into U.S. Dollars.

In another example, sales in the company's operations in India as reported in U.S. dollars, reflected double-digit growth for 1996. However, when measured in Indian Rupees, the local currency, BBA India's growth in sales and operating income was even substantially stronger.

     Bush Boake Allen has a long history of supplying flavors and fragrances to markets in India. Today, BBA has grown to be the largest flavor company in India with locations in six cities. The company is continuing to upgrade its facilities in India and invest for productivity, quality, service and growth.

     In 1997 BBA India will take another forward step as it sets up a new flavor and fragrance creative center in Bombay. The new center will help to provide more efficient service to the increasing number of potential customers who are locating in northern and western India.

     Turkey is another large, growing and important market for Bush Boake Allen, sitting as it does, astride both the continents of Europe and Asia. Operations in Turkey were strong in 1996 and BBA's business there has grown tenfold, since 1991. Now the Turkish economy has been transformed from primarily agricultural commodities to a much more diverse economic base involving manufacturing, construction, and the production of food, and beverages as well as household products. To accommodate future growth a new plant for the production of compounded flavors and seasonings is under construction in the Gebze Organized Area near Istanbul. Comprising two buildings with a total floor space of 36,000 square feet, the plant is scheduled for completion in late 1997. The International Region also includes locations in many of the nations of Eastern Europe including some that were part of the former USSR. Sales from these operations grew strongly in 1996 with a double-digit increase in both revenue and operating income. To a great extent, the breakup of the former Soviet Union has led to the abandonment of the concept of state planning. Today more activity and production is being devoted to the needs of a rising middle class.

     With more women in the workforce and a rising level of disposable income, greater demand is being generated for household products, cleaners, cosmetics, and a range of processed convenience foods and beverages. These are all fertile markets for Bush Boake Allen flavors and fragrances.

AROMA CHEMICALS

Functioning primarily as building blocks for fragrances, aroma chemicals are sold to consumer products manufacturers and other fragrance compounders for use in household products... soaps, detergents, cleansers, toiletries and cosmetics. They are also used captively in BBA's own compounded fragrances. Still others are produced exclusively for BBA's perfumers.

Along with some natural materials such as essential oils and extracts, aroma chemicals are the principal ingredient in most of today's fragrances. As many as three thousand of these chemicals are in use and available as a palette from which a perfumer may choose in creating a new fragrance. Bush Boake Allen produces aroma chemicals at two, large-scale ISO certified plants, one at Jacksonville, Florida in the U.S., the other at Widnes near Liverpool, England. The Jacksonville plant utilizes turpentine as its feedstock while Widnes primarily employs non terpene raw materials to produce a range of specialized chemicals including Lilestralis'tm' which is used in a broad range of fragranced products. A technical grade of Lilestralis'tm' is also produced for use as an intermediate in the production of agrichemical products.

     The company has steadily invested to expand, modernize and automate both plants. Approximately $25 million was earmarked to complete major reconfigurations at Jacksonville and Widnes during 1996 and 1997. The major work at Jacksonville was completed in late 1996. The Widnes modernization is now underway.

     These investments will permit much greater flexibility in balancing production at both plants and facilitate production of some new products at Widnes. The upgrading of equipment at both facilities will also help advance the quality of materials produced and provide much higher levels of efficiency and productivity in a highly competitive business.

RESEARCH & DEVELOPMENT

Bush Boake Allen's principal research and technical development activities are conducted at four sophisticated, well equipped research and creative centers located at Montvale, New Jersey in the United States and at London, England, Singapore and Madras, India.

These centers are supported by 36 other strategically located development and application laboratories around the world. Longer range, more strategic research projects are pursued at Union Camp's Corporate Technology Center in Princeton, New Jersey. In 1996, BBA invested $22.5 million in research and development, a 13% increase over 1995's total.

     Research and development activities comprise a critical underpinning that helps accelerate the company's ability to develop new products, seek patents where applicable, and bring a steady flow of new and specialized products to market.

     For example, through advanced research in our Generessence'r' program BBA scientists have isolated and synthesized a number of totally new aroma chemicals for which patents are being sought. These new chemicals will eventually be reproduced in small quantities for the exclusive use of Bush Boake Allen's own perfumers and flavorists in creating new products for our customers.

     In other studies, extensive work has been directed to the successful development of a range of reaction flavors which are now available from Bush Boake Allen in commercial quantities. In addition, major advances in the production of enzyme modified dairy products are also being pursued, as well as several programs designed to enhance the company's position as an integrated producer of vanilla. BBA is presently growing vanilla beans on plantations in India utilizing Union Camp's vast experience in techniques of advanced bio-technology to optimize the yield and quality of the vanilla beans.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

Overview

Bush Boake Allen Inc. (BBA) is a global producer of flavors and fragrances and aroma chemicals. The Company believes it is one of the ten largest manufacturers of flavors (including essential oils, seasonings and spice extracts) and fragrances and aroma chemicals in the world, as measured by revenues, and its products are sold to many of the leading multinational consumer product companies throughout the world. BBA's business is organized into two operating segments: (i) flavor and fragrance and (ii) aroma chemicals, which accounted for 80% and 20%, respectively, of total 1996 net sales. The Company conducts its operations in 41 countries. BBA's sales in the Americas, Europe, Asia Pacific and International regions accounted for 35%, 36%, 17% and 12%, respectively, of total 1996 net sales. See Note 12 to Consolidated Financial Statements.

The Company operates in competitive markets where product quality, integrity, innovation and customer service and support, in addition to price, are critical factors. During 1996, the Company's three largest customers accounted for approximately 5%, 4%, and 3%, respectively, of its total sales and no other single customer accounted for more than 3% of total sales.

     The following table sets forth the percentage relationship to net sales of certain income statement items for the periods presented:

                                            Year Ended December 25,
                                             1996    1995    1994
Net sales .................................  100.0%  100.0%  100.0%
Costs and other charges:
Cost of goods sold. .......................   64.0    62.9    63.0
Selling and administrative expenses .......   20.6    20.6    21.0
Research and development expenses .........    5.0     4.7     4.9
Income from operations ....................   10.4    11.8    11.1
Net income ................................    7.0     7.2     6.8

Year Ended December 25, 1996 Compared to Year Ended December 25, 1995

Net Sales

Net Sales for the year ended December 25, 1996 increased 5.8% to $449.4 million from $424.6 million in the prior year. Net sales of flavor and fragrance compounds increased 6.3% to $357.8 million from $336.5 million due to market growth in all operating regions, with sales increase percentages ranging from 4.2% to 8.2%. Net sales of aroma chemicals increased 4.0% to $91.6 million from $88.1 million as a result of improved product mix and higher pricing on certain commodity aroma chemicals. Net sales in both product segments were adversely affected by the movement in foreign currency exchange rates, primarily the Pound Sterling and currencies in India, Turkey and Japan versus the U.S. dollar. If exchange rates had remained unchanged from 1995 to 1996, the increase in total net sales would have been approximately 9%.

Cost of Goods Sold

Cost of goods sold in 1996 increased 7.7% to $287.8 million from $267.1 million in the prior year due primarily to increased sales. Also contributing was an increase in raw material costs, particularly turpentine, and higher depreciation expense. The Company's cost of goods sold as a percentage of net sales increased to 64.0% from 62.9% in the prior year.

Selling and Administrative Expenses

Selling and administrative expenses in 1996 increased 5.9% to $92.6 million from $87.4 million in the prior year. This increase includes the effect of additional sales and marketing personnel for the flavor and fragrance segment. Selling and administrative expenses as a percentage of net sales was 20.6% for both years.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Research and Development Expenses

Research and development expenses increased 13.2% to $22.5 million from $19.9 million in the prior year due primarily to additional creative and technical personnel for the flavor and fragrance segment, and for services performed by Union Camp at its research facility in Princeton, New Jersey. The Company contracts for research services from Union Camp at rates that are intended to approximate the fair value of the services provided. The total charges in 1996 and 1995 were approximately $3.7 million and $2.9 million, respectively.

Income from Operations

Income from operations in 1996 decreased 7.3% to $46.5 million from $50.2 million in the prior year. Adverse foreign exchange rate movements account for approximately 2% of the decrease. As a percentage of net sales, income from operations decreased to 10.4% from 11.8% due primarily to reduced gross profit margins in the aroma chemicals segment. Income from operations, exclusive of corporate items, for the flavor and fragrance segment increased 5.9% to $46.2 million from $43.7 million in the prior year primarily due to growth in the Americas region, India and Eastern Europe. In the aroma chemicals segment, income from operations, exclusive of corporate items, decreased 8.5% to $22.7 million from $24.8 million in the prior year. Reduced sales volumes, continuing cost pressure affecting turpentine-based products and a lower contracted selling price under a long-term supply agreement with a major customer were the primary reasons for the decrease in operating income.

Other (Income) Expense, Net

Other income in 1996 increased to $2.6 million from $300,000 in the prior year due primarily to a gain on the sale of excess Company land in Widnes, England during the second quarter of 1996. Partially offsetting the increase in other income was a higher loss on foreign exchange in 1996 compared to 1995.

Interest Expense

Interest expense in 1996, decreased to $2.4 million from $3.6 million in the prior year. The decrease in interest expense was primarily attributable to the repayment of debt payable to Union Camp during 1995 and capitalized interest during 1996 on a manufacturing facility constructed in China and a chemical plant expansion in Jacksonville, Florida.

Income Taxes

Income tax expense decreased in 1996 to $15.2 million from $16.5 million in the prior year primarily due to reduced capital gains taxes on property dispositions in the UK and Australia. The Company's effective tax rate decreased to 32.5% from 35.1% in the prior year.

Year Ended December 25, 1995 Compared to Year Ended December 25, 1994

Net Sales

Net Sales for the year ended December 25, 1995 increased 13.2% to $424.6 million from $375.0 million in the prior year. Net sales of flavor and fragrance compounds increased 15.2% to $336.5 million from $292.1 million due to market growth in all operating regions, with sales increase percentages ranging from 12.2% to 16.5%. Net sales of aroma chemicals increased 6.3% to $88.1 million from $82.9 million as a result of increased sales volumes and higher pricing on certain commodity aroma chemicals. The net effect of foreign currency exchange rate fluctuations during the year did not have a material impact on 1995 net sales for the Company.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------


Cost of Goods Sold

Cost of goods sold in 1995 increased 13.1% to $267.1 million from $236.1 million in the prior year due primarily to increased sales. Also contributing was an increase in depreciation and amortization expense of approximately $2.0 million as well as higher raw material turpentine costs. The Company's cost of goods sold as a percentage of net sales improved slightly to 62.9% from 63.0% in the prior year.

Selling and Administrative Expenses

Selling and administrative expenses in 1995 increased 11.1% to $87.4 million from $78.7 million in the prior year. This increase includes the effect of additional personnel and higher costs associated with being a public company related to general management and other administrative services. Selling and administrative expenses as a percentage of net sales decreased to 20.6% from 21.0% in the prior year.

Research and Development Expenses

Research and development expenses increased 7.5% to $19.9 million from $18.5 million in the prior year due primarily to additional creative and technical personnel for the flavor and fragrance segment, and for services performed by Union Camp at its research facility in Princeton, New Jersey. The Company contracts for research services from Union Camp at rates that are intended to approximate the fair value of the services provided. The total charges in 1995 and 1994 were approximately $2.9 million and $2.5 million, respectively.

Income from Operations

Income from operations in 1995 increased 20.2% to $50.2 million from $41.8 million in the prior year. As a percentage of net sales, income from operations increased to 11.8% from 11.1% due primarily to improved leveraging of selling and technical resources. Income from operations, exclusive of corporate items, for the flavor and fragrance segment increased 21.6% to $43.7 million from $35.9 million in the prior year primarily due to growth in Europe and the Americas region (particularly in the U.S. seasonings business). In the aroma chemicals segment, income from operations, exclusive of corporate items, increased 20.2% to $24.8 million from $20.6 million in the prior year due primarily to operating efficiencies, higher selling prices and improved product mix.

Other (Income) Expense, Net

Other income in 1995 decreased to $300,000 from $500,000 in the prior year and reflects the net change in interest income, loss on foreign exchange, gain on asset disposals and income applicable to minority interests.

Interest Expense

Interest expense in 1995, decreased to $3.6 million from $4.3 million in the prior year primarily due to the reduced level of debt payable to Union Camp partially offset by lower capitalized interest.

Income Taxes

Income tax expense increased in 1995 to $16.5 million from $12.5 million in the prior year primarily as a result of higher pretax income. The Company's effective tax rate increased to 35.1% from 32.9% in the prior year which included a non-taxable gain on the sale of assets in Australia and foreign tax credits related to research and development expenditures.

Foreign Currency

Operations outside the United States represent a significant portion of the Company's business. The Company operates in a global marketplace and, accordingly, is subject to

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

foreign exchange restrictions and currency fluctuations. Currency fluctuations impact the company in several ways, including (i) the translation of the Company's results of operations and balance sheet initially recorded in foreign currencies into U.S. dollars, (ii) the Company's ability to offer products manufactured in foreign markets at competitive prices in local markets and (iii) the settlement of cross-border transactions in foreign currencies. In order to mitigate the impact of currency fluctuations relating to cross-border transactions, the Company, when appropriate, enters into foreign currency hedging transactions. The Company's hedging activities have not had a material impact on the Company's results of operations.

Environmental

The Company is subject to various United States federal, state and local environmental laws and regulations as well as those in the countries outside the United States in which it operates. The Company believes that it is in compliance in all material respects with applicable laws and regulations. The Company has invested approximately $800,000, $1.4 million and $2.3 million in 1996, 1995 and 1994, respectively, for environmental projects and expects to make total capital expenditures of $1.5 million for environmental projects in 1997. The Company does not believe that environmental matters currently relevant to its business, taken individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Acquisitions

During the fourth quarter of 1996, the Company completed three small acquisitions for a combined purchase price of $10.8 million. BBA acquired the remaining shares of our joint venture operations in Italy and the Philippines and purchased a small fragrance compounding company in Argentina. These acquisitions are a strategic step forward in the Company's plan for strengthening our ability to serve important flavor and fragrance markets in Latin America, Southeast Asia and the European continent. The impact of these acquisitions on 1996 results of operations was not significant.

Liquidity and Capital Resources

Cash flow provided by operations in 1996 was $34.8 million, an increase of $11.7 million from the prior year due primarily to improved working capital management of inventory levels and receivable collections. Cash flow provided by operations decreased $6.8 million in the year ended December 25, 1995 to $23.1 million from $29.9 million in the prior year due primarily to the increase in inventories and changes in other working capital accounts.

   Capital expenditures were $39.6 million, $25.0 million and $18.3 million for 1996, 1995 and 1994 respectively. The aroma chemicals segment, which requires a relatively large investment in chemical processing plants, is more capital intensive than the flavor and fragrance segment, which is engaged in less capital-intensive mixing and blending operations. Capital expenditures in 1994 consisted primarily of routine property, plant and equipment replacements. During 1995, construction began on a new $12 million manufacturing facility in the People's Republic of China and the Company purchased land for possible future expansion plans in its flavor and fragrance segment in Turkey and Mexico. Capital expenditures in 1996 include the completion of the China facility and the expansion of aroma chemical production capacity. The Company plans to spend a total of approximately $36 million in 1997 for capital improvements.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS (continued)
--------------------------------------------------------------------------------

   During 1996, working capital decreased $3.6 million to $90.1 million from $93.7 million in the prior year due primarily to increases in notes payable, accounts payable and accrued liabilities partially offset by increases in trade receivables and inventories. During 1995, working capital increased $12.1 million to $93.7 million from $81.6 million in the prior year due primarily to increases in trade receivables and inventories partially offset by increases in notes and accounts payable.

   The Company has revolving credit facilities in numerous countries other than the United States which provide for aggregate availability of $88.6 million. At December 25, 1996 approximately $41.0 million was outstanding under these facilities and included in notes payable ($32.5 million as of December 25, 1995). Commitment fees are either nominal or zero. Covenants, to the extent they exist, are presently being met. Borrowings under these agreements bear interest at local market rates which ranged from 1.9% to 16.9% in local currencies during 1996.

   During 1995, the Company established revolving bank credit facilities under which the Company may obtain unsecured borrowings up to $25.0 million in the United States. Any borrowings under these facilities would incur interest at the prevailing prime rate or U.S. dollar LIBOR rate. As of December 25, 1996, $2.2 million was outstanding and included in notes payable ($1.6 million as of December 25, 1995). There are no commitment fees or borrowing covenants.

   The Company believes that its available cash, funds provided by operations and available borrowing capacity under its credit facilities will be sufficient to support its debt service, working capital and capital expenditure requirements for the foreseeable future, including implementation of its strategy to strengthen its position as a leading producer of flavors, fragrances and aroma chemicals and for long-term growth.

--------------------------------------------------------------------------------
Quarterly Information (Unaudited)

                                                                                                   Net
                                                                     Gross            Net        Income
                                                    Net Sales       Profit          Income    Per Share(1)
----------------------------------------------------------------------------------------------------------
                                                           ($ in thousands, except per share)
1996
   Fourth Quarter.................................. $116,474        $39,869        $6,713         $.35
   Third Quarter...................................  112,463         40,729         7,884          .41
   Second Quarter..................................  113,539         41,641        10,020          .52
   First Quarter...................................  106,889         39,346         6,938          .36
----------------------------------------------------------------------------------------------------------
1995
   Fourth Quarter.................................. $107,677        $37,844        $6,599         $.34
   Third Quarter...................................  111,939         41,753         8,450          .44
   Second Quarter..................................  107,662         41,356         8,497          .44
   First Quarter...................................   97,338         36,520         6,900          .36
----------------------------------------------------------------------------------------------------------
1994
   Fourth Quarter..................................  $98,574        $37,734        $5,954         $.31
   Third Quarter...................................   96,970         36,622         7,152          .37
   Second Quarter..................................   92,826         33,327         7,192          .37
   First Quarter...................................   86,621         31,227         5,245          .28
----------------------------------------------------------------------------------------------------------

(1) All periods prior to the third quarter of 1994 are based on pro forma shares outstanding of 19,215,000.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
($ in thousands, except per share)

--------------------------------------------------------------------------------

Year Ended December 25,                       1996           1995          1994
--------------------------------------------------------------------------------
Net sales...............................  $449,365       $424,616      $374,991
Costs and other charges:
   Cost of goods sold...................   287,780        267,143       236,081
   Selling and administrative expenses..    92,573         87,412        78,682
   Research and development expenses....    22,481         19,864        18,470
--------------------------------------------------------------------------------
Income from operations..................    46,531         50,197        41,758
Interest expense........................     2,417          3,597         4,258
Other (income) expense, net.............    (2,647)          (318)         (544)
--------------------------------------------------------------------------------
Income before income taxes..............    46,761         46,918        38,044
Income taxes............................    15,206         16,472        12,501
--------------------------------------------------------------------------------
Net income..............................  $ 31,555       $ 30,446      $ 25,543
================================================================================
Net income per share(1).................     $1.64          $1.58         $1.33
================================================================================

(1) 1994 is based on pro forma shares outstanding of 19,215,000.

See the accompanying notes to the Consolidated Financial Statements.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
($ in thousands)


--------------------------------------------------------------------------------
As of December 25,                                              1996        1995
--------------------------------------------------------------------------------
Assets
Cash and cash equivalents ................................   $  4,330   $  4,966
Receivables, net .........................................     91,404     82,538
Inventories ..............................................    102,217     94,742
Other ....................................................      3,623      8,449
--------------------------------------------------------------------------------
    Total current assets .................................    201,574    190,695
Property, plant and equipment, net .......................    165,577    131,203
Other assets .............................................     40,648     27,955
--------------------------------------------------------------------------------
    Total Assets .........................................   $407,799   $349,853
================================================================================
Liabilities and Stockholders' Equity

Current installments of long-term debt ...................   $      8   $    442
Notes payable ............................................     43,172     34,052
Accounts payable .........................................     38,322     34,315
Accrued liabilities ......................................     28,553     22,825
Income and other taxes ...................................      1,462      5,358
--------------------------------------------------------------------------------
    Total current liabilities ............................    111,517     96,992
Long-term debt ...........................................      2,009      3,731
Deferred income taxes ....................................     20,323     17,231
Other long-term liabilities .............................     10,817     10,117
Stockholders' equity (Shares outstanding 1996: 19,222,200;
    1995: 19,218,000) ....................................    263,133    221,782
--------------------------------------------------------------------------------
    Total Liabilities and Stockholders' Equity ...........   $407,799   $349,853
================================================================================

See accompanying notes to the Consolidated Financial Statements.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
($ in thousands)

------------------------------------------------------------------------------------------------------------------------------------
Year Ended December 25,                                                                1996                1995                1994
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) operations:
  Net income ...........................................................           $ 31,555            $ 30,446            $ 25,543
  Adjustments to reconcile net income to
    cash provided by operations:
      Depreciation and amortization ....................................             13,445              12,661              10,678
      Deferred income taxes ............................................              2,702               2,637               2,842
      Gain on sale of assets ...........................................             (4,646)               (603)             (1,169)
      Other ............................................................               (126)               (565)                400
  Changes in operational assets and liabilities,
    net of acquisitions:
      Receivables, net .................................................             (4,723)            (10,516)             (6,801)
      Inventories ......................................................             (1,923)            (13,890)             (3,414)
      Other assets .....................................................             (5,072)             (5,427)             (7,124)
      Accounts payable, taxes and
        other liabilities ..............................................              3,595               8,359               8,903
------------------------------------------------------------------------------------------------------------------------------------
      Cash provided by operations ......................................             34,807              23,102              29,858
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) investment activities:
  Capital expenditures .................................................            (39,629)            (25,044)            (18,250)
  Proceeds on sale of assets ...........................................              5,198                 883               2,032
  Payments for acquisitions ............................................             (6,036)                 --                  --
  Collection of note receivable from affiliate .........................                 --                  --              14,496
  Other ................................................................                 74              (1,836)               (754)
------------------------------------------------------------------------------------------------------------------------------------
     Cash used for investment activities ...............................            (40,393)            (25,997)             (2,476)
------------------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities:
  Proceeds from issuance of common stock, net ..........................                 67                  48              88,983
  Payment of dividend promissory note ..................................                 --                  --             (90,000)
  Change in notes payable, net .........................................              7,212               8,742              (8,845)
  Proceeds from issuance of long-term debt .............................                 --                 292               3,152
  Repayments of long-term debt .........................................             (2,420)             (2,953)             (2,478)
  Advances to Union Camp, net ..........................................                 --                  --              (9,298)
  Payment of debt payable to Union Camp ................................                 --                  --             (20,000)
------------------------------------------------------------------------------------------------------------------------------------
    Cash provided by (used for) financing
       activities ......................................................              4,859               6,129             (38,486)
------------------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash ................................                 91                (278)                149
------------------------------------------------------------------------------------------------------------------------------------
Increases (decreases) in cash and cash equivalents .....................               (636)              2,956             (10,955)
Balance at beginning of period .........................................              4,966               2,010              12,965
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of period ...............................................           $  4,330            $  4,966            $  2,010
====================================================================================================================================


See the accompanying notes to the Consolidated Financial Statements.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Formation and Basis of Presentation

Reorganization

Bush Boake Allen Inc. ("BBA" or the "Company"), was a wholly-owned subsidiary of Union Camp Corporation ("Union Camp") prior to an initial public offering ("IPO") of the Company's stock in May 1994. As a result of a recapitalization, the Company's authorized capital stock consists of 5,000,000 shares of preferred stock, par value $1.00 per share, and 50,000,000 shares of common stock, par value $1.00 per share. Union Camp owns 13,150,000 shares of common stock. In connection with the IPO, the Company issued 5,600,000 shares of its common stock at a price of $16.00 per share. The IPO resulted in net proceeds to the Company of approximately $82.7 million. In June 1994, the underwriters of the IPO exercised their option to purchase an additional 465,000 shares of the Company's common stock resulting in net proceeds to the Company of approximately $6.3 million. No shares of preferred stock have been issued.
   The accompanying consolidated financial statements and related notes reflect the historical operating results and financial position of the Company and all of its subsidiaries during the periods presented. All significant intercompany transactions are eliminated.
   For the periods prior to the May 1994 IPO, operating expenses reflected in the consolidated financial statements include charges for certain corporate expenses from Union Camp representing research and development, general management and other administrative services. These costs were based on approximate actual usage of services. Management believes the allocations were made on a reasonable basis; however, they may not approximate the costs that would have been incurred by the Company on a stand-alone basis.
   The Board of Directors of the Company declared a $90 million dividend to the stockholder of record (a subsidiary of Union Camp) on October 27, 1993. The distribution of the dividend was made through the issuance of a Dividend Promissory Note payable on demand, which carried interest at a rate equal to the lower of the "prime rate" publicly announced from time to time by Citibank, N.A. (6.0% at December 25, 1993) or the highest rate permitted by applicable law. The Dividend Promissory Note was repaid with the proceeds from the Offerings.

2. Significant Accounting Policies

Income Taxes

The Company was included in the consolidated U.S. federal income tax return of Union Camp for all periods prior to the IPO. It was generally the policy of the Company to determine its income tax provision on a separate company basis. Under a Tax Allocation Agreement, income taxes of the consolidated group were allocated as if the Company had filed a separate tax return. For all periods subsequent to the IPO, the Company files consolidated U.S. federal income tax returns separate from Union Camp's.
   Deferred taxes represent liabilities to be paid or assets to be received in the future and tax rate changes would immediately affect those liabilities or assets.

Foreign Currency

The assets and liabilities of the Company's foreign subsidiaries and affiliates are translated into U.S. dollars at year-end exchange rates, while income and expense accounts are translated at average annual rates. Gains and losses resulting from foreign currency translation are reflected in a separate component of Stockholders' Equity entitled Cumulative Translation Adjustments. The primary factor used to determine the functional currency of the Company's foreign subsidiaries is the local currency cash flows resulting from manufacturing, sales and financing activities. The U.S. dollar is the functional currency for subsidiaries with material activities in hyperinflationary economies.
   The Company hedges foreign currency transactions by entering into forward foreign exchange contracts. Gains and losses associated with currency rate changes on forward contracts hedging foreign currency transactions are recorded to other income/expense as incurred. These gains and losses are matched with the offsetting exchange gains and losses recorded for exchange rate fluctuations on the underlying assets and liabilities.

Revenue Recognition

Revenues are recognized upon the passage of title, which is generally at the time of shipment.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investment instruments with an original maturity of three months or less.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

Inventories

Inventories are stated at the lower of cost or market and include the cost of materials, labor and manufacturing overhead. Finished goods, work in process and raw materials of domestic operations are valued principally at last in, first out (LIFO) cost. Supplies and all inventories of foreign operations are valued at first in, first out (FIFO) or average costs.

Property, Plant, Equipment and Depreciation

Property, plant and equipment is recorded at cost, less accumulated depreciation. The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Upon sale or retirement, the asset value and related depreciation are removed from the balance sheet and the resulting gain or loss is included in income. The straight-line method is used with factory equipment depreciated over 10 to 15 years and buildings over 33 to 40 years.

Goodwill

The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill and is generally amortized on a straight-line basis over appropriate periods not to exceed 20 years. The Company reviews the goodwill recoverability period on a regular basis.

Research and Development Costs

Research and development expenditures are expensed as incurred.

Capitalized Interest

Interest is capitalized on major capital expenditures during the period of construction.

Environmental Liabilities

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The timing of these accruals generally coincides with the completion of a feasibility study or the Company's commitment to a formal plan of action.

Earnings Per Share

As the historical capital structure of the Company during a portion of 1994, while the Company was a wholly-owned subsidiary of Union Camp Corporation, is not indicative of the ongoing capital structure of the Company, historical per share data would not be meaningful and, accordingly, have not been presented. As such, pro forma net income per share information presented assumes that the common stock issued as a result of the IPO had been issued at the beginning of 1994.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized for its stock option plan. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

Estimates

In accordance with generally accepted accounting principles, the preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period.

3. Related Party Transactions

The Company enters into various operating transactions with Union Camp and its subsidiaries. These transactions include trade purchases of raw materials to be used in certain of the Company's manufacturing processes. The net trade purchases from Union Camp for 1996, 1995 and 1994 were $1.5 million, $1.0 million and $700,000, respectively. Concurrent with the May 1994 IPO, the Company and Union Camp entered into a Supply Agreement relating to the terms and conditions pursuant to which the Company purchases, at approximate fair market value, turpentine from Union Camp as well as turpentine procured by Union Camp from other sources for sale to the Company.
   As of December 25, 1993, the Company had an out-standing note receivable from a subsidiary of Union Camp of approximately $14.5 million. The note was payable on

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(continued)
--------------------------------------------------------------------------------

demand with interest at 1% over the Standard Bank Rate, which was 6.0% at December 25, 1993. This note was repaid prior to the IPO.
   Concurrent with the IPO, the Company entered into a Service Agreement with Union Camp under which Union Camp provides the Company with certain administrative services, including environmental, tax, risk management, legal, accounting, certain treasury activities, employee benefit administration, human resource administration, safety and health administration, transportation logistics, corporate communications and research and development activities.
   Union Camp or BBA may terminate any or all of the services covered by the Services Agreement upon ninety days prior written notice, except for research and development services which will require two years prior written notice. The rates charged by Union Camp to the Company are intended to approximate the fair value of the services provided to the Company. The rates may not necessarily approximate the historical cost allocations prior to the IPO. The total charges approximated $4.0 million, $3.5 million and $3.4 million in 1996, 1995 and 1994, respectively. At December 25, 1996 and 1995, the net payable to Union Camp was approximately $1.1 million and $600,000, respectively, which is payable on demand.
   Effective December 26, 1993, the Company converted $20.0 million of intercompany debt to Union Camp into a note payable to Union Camp with interest at 0.5% over the thirty-day U.S. dollar LIBOR rate. This debt was repaid by the Company during 1994.
   There was no interest expense to Union Camp in 1996. Interest expense to Union Camp was approximately $500,000 and $3.1 million in 1995 and 1994, respectively.

4. Supplemental Information

Statements of Income

Total interest costs incurred and amounts capitalized for each of the years ended December 25 were:

                                                  1996      1995      1994
                                                      ($ in thousands)
                                                -----------------------------
Total interest ..............................    $3,062    $3,637    $5,486
Interest capitalized ........................      (645)      (40)   (1,228)
                                                -----------------------------
   Net interest expense .....................    $2,417    $3,597    $4,258
                                                =============================

Total other (income) expense, net includes loss from foreign exchange of $1.5 million in 1996, $300,000 in 1995 and $1.4 million in 1994.

Balance Sheets

                                               As of December 25,
                                               ------------------
                                                 1996      1995
                                               ------------------
                                               ($ in thousands)
Receivables, net
   Trade ...................................   $86,028   $77,148
   Other ...................................     7,676     7,438
                                               ------------------
                                                93,704    84,586
   Less allowance for doubtful accounts ....     2,300     2,048
                                               ------------------
     Total .................................   $91,404   $82,538
                                               ==================

   There were no significant uncollectible accounts written off during either year that were not previously reserved.

                                               As of December 25,
                                               ------------------
                                                 1996      1995
                                               ------------------
                                               ($ in thousands)
Inventories
   Finished goods ..........................  $ 30,156   $32,720
   Raw materials ...........................    55,077    47,028
   Work in process .........................    12,579    10,749
   Supplies ................................     4,405     4,245
                                              -------------------
     Total .................................  $102,217   $94,742
                                              ===================




























   As of December 25, 1996 and 1995, finished goods, work in process and raw materials totaling $25.6 million and $26.7 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $7.9 million and $7.0 million in 1996 and 1995, respectively.

                                               As of December 25,
                                               ------------------
                                                 1996      1995
                                               ------------------
                                               ($ in thousands)
Other current assets
   Prepayments .............................  $  3,623   $  3,575
   Other ...................................         -      4,874
                                              -------------------
     Total .................................  $  3,623   $  8,449
                                              ===================
Property, plant and equipment
   Land ....................................  $  5,374   $  4,907
   Buildings and improvements ..............    45,589     35,904
   Machinery and equipment .................   198,752    172,725
   Construction in progress ................    31,000     16,521
                                              -------------------
                                               280,715    230,057
   Less accumulated depreciation ...........   115,138     98,854
                                              -------------------
Property, plant and equipment, net .........  $165,577   $131,203
                                              ===================

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

   The Company's capital spending backlog under approved projects was approximately $42.9 million at year-end 1996.

                                               As of December 25,
                                               ------------------
                                                 1996      1995
                                               ------------------
                                               ($ in thousands)
Other non-current assets
   Pension asset ...........................   $27,000   $22,055
   Intangible assets .......................    12,272     4,420
   Other ...................................     1,376     1,480
                                               ------------------
     Total .................................   $40,648   $27,955
                                               ==================

   Included within intangible assets as of December 25, 1996 and 1995 was goodwill of $11.5 million and $3.0 million, respectively.

                                               As of December 25,
                                               ------------------
                                                 1996      1995
                                               ------------------
                                               ($ in thousands)
Accrued liabilities
   Payroll .................................   $ 7,148   $ 6,006
   Payable to Union Camp ...................     1,140       572
   Deferred payments on acquisitions .......     4,784         -
   Other ...................................    15,481    16,247
                                               ------------------
     Total .................................   $28,553   $22,825
                                               ==================
Other long-term liabilities
   Postretirement benefits .................   $ 2,854   $ 2,412
   Deferred revenue ........................     3,350     4,163
   Other ...................................     4,613     3,542
                                               ------------------
     Total .................................   $10,817   $10,117
                                               ==================

Statements of Cash Flows

Cash paid for income taxes was $12.3 million in 1996, $8.9 million in 1995 and $10.3 million in 1994. Cash paid for interest, net of amounts capitalized, was $2.5 million in 1996, $3.5 million in 1995 and $5.2 million in 1994. Income taxes paid prior to 1995 include amounts paid by the Company to Union Camp relating to the domestic tax liabilities of the Company. In 1996, the Company completed three small acquisitions for a combined purchase price of $10.8 million. In connection with these acquisitions, the Company paid $6.0 million in cash and incurred fixed deferred payments of $4.8 million.

Fair Value Disclosures of Financial Instruments

The carrying amounts of certain financial instruments (cash, short-term investments, trade receivables and payables, long-term debt and forward foreign exchange contracts) approximate their fair values. The carrying values of cash, short-term investments and trade receivables and payables approximate fair value because of the short maturity of these instruments. The fair values of long-term debt and forward foreign exchange contracts vary with market conditions and are estimated based on current rates for similar financial instruments offered to the Company.

Derivative Financial Instruments

The Company's use of derivatives is restricted to those instruments which hedge the risk associated with underlying business transactions such as existing foreign currency commitments. Derivatives are not used for trading or speculative purposes.
   At December 25, 1996, the Company had outstanding foreign exchange contracts valued at $29.4 million, primarily denominated in European currencies. These contracts mature in the first half of 1997. The purpose of these contracts is to neutralize foreign currency transaction risk generated by the company's firm foreign currency business commitments. The change in value of the contracts resulting from changes in the respective foreign currency rates versus the U.S. dollar is accrued monthly and credited or charged to foreign exchange gain or loss. Foreign currency commitment exposures are evaluated on an ongoing basis and foreign contracts are adjusted as required to match cover with existing commitments. Currently, contracts are limited to currencies with established forward markets and counterparties, which meet Moody's credit rating of A1 or better.

5. Debt

The Company had outstanding debt comprised as follows:

                                               As of December 25,
                                               ------------------
                                                 1996      1995
                                               ------------------
                                               ($ in thousands)
Notes payable................................  $43,172   $34,052
Current installments of long-term debt.......        8       442
Long-term debt...............................    2,009     3,731

   The Company has revolving local bank credit facilities in numerous countries outside the United States which provide for aggregate borrowing availability, expressed in U.S. dollars, of approximately $88.6 million. As of December 25, 1996, $41.0 million was outstanding and included in notes payable, compared with $32.5 million as of December 25, 1995. Commitment or facility fees are either nominal or zero. Borrowing covenants, to the extent they exist, are presently being met.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(continued)
--------------------------------------------------------------------------------

   Borrowings under bank agreements bear interest at local market rates, which ranged from 1.9% to 16.9% in local currencies during 1996.
   The Company has revolving bank credit facilities under which the Company may obtain unsecured borrowings up to $25.0 million in the United States. Any borrowings under these facilities would incur interest at the prevailing prime rate or other market rates. As of December 25, 1996, $2.2 million was outstanding and included in notes payable, compared with $1.6 million as of December 25, 1995. There are no commitment fees or borrowing covenants.
   The Company's $2.0 million in long-term debt, payable in 1998, has been issued in Australia to satisfy the Company's financing needs, at an interest rate of 7.28%.

6. Income Taxes

The components of income before income taxes were:

                                                   Year Ended December 25,
                                                -----------------------------
                                                  1996      1995      1994
                                                -----------------------------
                                                      ($ in thousands)
Domestic ...................................    $ 4,733    $ 3,274   $ 9,651
Foreign ....................................     42,028     43,644    28,393
                                                -----------------------------
   Income before
     income taxes...........................    $46,761    $46,918   $38,044
                                                =============================

   The provision for income taxes is comprised of the following:

                                                   Year Ended December 25,
                                                -----------------------------
                                                  1996      1995      1994
                                                -----------------------------
                                                      ($ in thousands)
Current
   Federal .................................    $ 2,254    $   889   $ 2,973
   State and local .........................        382        199       414
   Foreign .................................      9,868     12,747     6,272
                                                -----------------------------
                                                $12,504    $13,835   $ 9,659
                                                -----------------------------
Deferred
   Federal .................................    $  (675)   $   655   $   313
   State and local .........................        (93)        (9)       43
   Foreign .................................      3,470      1,991     2,486
                                                -----------------------------
                                                  2,702      2,637     2,842
                                                -----------------------------
     Total .................................    $15,206    $16,472   $12,501
                                                =============================


   The significant components of the cumulative deferred tax liability are as follows:

                                               As of December 25,
                                               ------------------
                                                 1996      1995
                                               ------------------
                                               ($ in thousands)
Deferred federal taxes
   Depreciation ............................   $ 5,103   $ 4,526
   Other ...................................    (3,637)   (2,291)
Deferred foreign  taxes
   Pensions ................................     8,412     7,314
   Other ...................................    10,445     7,682
                                               ------------------
     Total .................................   $20,323   $17,231
                                               ==================

    A detailed analysis of the effective tax rate is as follows:

                                                   Year Ended December 25,
                                                -----------------------------
                                                  1996      1995      1994
                                                -----------------------------
Statutory federal tax rate .................      35.0%     35.0%     35.0%
State taxes (net of federal
   tax impact) .............................       0.4       0.3       0.8
Foreign income taxes .......................      (3.7)     (0.2)     (2.4)
Other ......................................       0.8         -      (0.5)
                                                -----------------------------
Effective rate .............................      32.5%     35.1%     32.9%
                                                =============================

   Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the business of those companies. As of December 25, 1996, the total of all such undistributed earnings amounts to $116.2 million.
   Taxable income of the Company's U.S. operations was included in the consolidated U.S. federal income tax return of Union Camp for all periods prior to the IPO. Under a Tax Allocation Agreement, income taxes were allocated as if the Company filed a separate tax return. The provision for income taxes was prepared as if the consolidated U.S. federal income tax return had been filed separately by the Company and its subsidiaries. For all periods subsequent to the IPO, the Company files consolidated U.S. federal income tax returns separate from Union Camp.
   Under the terms of the Company's Tax Allocation Agreement with Union Camp, parties to the agreement have agreed to mutually indemnify each other against potential claims, assessments or adjustments made by any taxing authority with respect to any tax position taken by the Company or Union Camp for all periods prior to the IPO.

--------------------------------------------------------------------------------
7. STOCKHOLDERS' EQUITY

                                                   Pre-                         Additional                 Cumulative          Total
                                               Offering         Common Stock       Paid-In     Retained   Translation  Stockholders'
                                                 Equity     Shares      Amounts    Capital     Earnings   Adjustments         Equity
------------------------------------------------------------------------------------------------------------------------------------
                                                                                ($ in thousands)
Balance, December 25, 1993 ...............   $ 105,679                                                   $ (20,388)      $  85,291
   Net income ............................       8,443                                      $  17,100           --          25,543
   Union Camp investment activity ........     (16,598)                                            --           --         (16,598)
   Issuance of Common Stock at Offering ..     (97,524)    19,215   $  19,215   $ 167,292          --           --          88,983
   Foreign currency translation ..........          --         --          --          --          --       10,624          10,624
                                             ---------------------------------------------------------------------------------------
Balance, December 25, 1994 ...............          --     19,215      19,215     167,292      17,100       (9,764)        193,843
   Net income ............................          --         --          --          --      30,446           --          30,446
   Issuance of stock for options .........          --          3           3          45          --           --              48
   Foreign currency translation ..........          --         --          --          --          --       (2,555)         (2,555)
                                             ---------------------------------------------------------------------------------------
Balance, December 25, 1995 ...............          --     19,218      19,218     167,337      47,546      (12,319)        221,782
                                             ---------------------------------------------------------------------------------------
   Net income ............................          --         --          --          --      31,555           --          31,555
   Issuance of stock for options .........          --          4           4          63          --           --              67
   Foreign currency translation ..........          --         --          --          --          --        9,729           9,729
                                             ---------------------------------------------------------------------------------------
Balance, December 25, 1996 ...............   $      --     19,222   $  19,222   $ 167,400   $  79,101    $  (2,590)      $ 263,133
====================================================================================================================================




8. PENSION PLANS

The Company and certain foreign subsidiaries have non-contributory defined benefit pension plans covering substantially all of their employees. Benefits are based on years of service and, for salaried employees, final average earnings. The Company funds these plans annually based upon a consistently applied formula which amortizes the unfunded liability adjusted for actuarial gains or losses. Assets of the plans are primarily fixed income instruments and publicly traded stocks.

   The following tables set forth the funded status of all the Company's pension plans for 1996 and 1995 and the components of pension expense of all pension plans in 1996, 1995 and 1994:




                                                                        December 25, 1996                      December 25, 1995
------------------------------------------------------------------------------------------------------------------------------------

                                                                                     Foreign                                 Foreign
                                                                U.S. Plans             Plans          U.S. Plans               Plans
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           ($ in thousands)
Actuarial present value of:
   Vested benefit obligation ...........................         $  13,249          $ 112,257          $  12,781          $  91,427
                                                                 ===================================================================
    Accumulated benefit obligation .....................         $  15,083          $ 113,211          $  14,034          $  92,226
                                                                 ===================================================================
Projected benefit obligation ...........................         $  18,969          $ 134,784          $  18,623          $ 123,561
Plan assets at fair value ..............................            19,702            146,511             15,476            126,271
                                                                 -------------------------------------------------------------------
Projected benefit obligation in excess
    of (less than) plan assets .........................              (733)           (11,727)             3,147             (2,710)
Unrecognized net gain (loss) ...........................             2,015            (17,535)            (1,892)           (22,021)

Unrecognized prior service cost ........................              (115)                73               (127)                (6)
Unrecognized transition asset ..........................               389              2,189                489              2,682
                                                                 -------------------------------------------------------------------
Pension liability (asset) recorded on
    balance sheet ......................................         $   1,556          $ (27,000)         $   1,617          $ (22,055)
                                                                 ===================================================================

--------------------------------------------------------------------------------

   The pension expense for these plans included the following components:


                                                  Year Ended December 25,
                                        ----------------------------------------
                                               1996         1995            1994
                                        ----------------------------------------
                                                       ($ in thousands)
Service cost-benefits earned
     during the period ...............     $  5,400      $  4,622      $  4,834
Interest cost on projected
     benefit obligation ..............       10,878        10,916         9,375
Actual return on assets ..............      (16,034)      (18,762)        8,410
Net amortization and deferral ........         (557)        3,789       (23,879)
                                           -------------------------------------
Total pension expense (gain) .........     $   (313)     $    565      $ (1,260)
                                           =====================================

   The assumptions used in determining the pension expense for these plans were:


                                            Year Ended December 25,
                              --------------------------------------------------
                                    1996             1995             1994
                              --------------------------------------------------
                                 U.S.  Foreign     U.S. Foreign     U.S. Foreign
                               Plans     Plans   Plans    Plans    Plans   Plans
                              --------------------------------------------------
Rate of salary
   progression ............    4.75%     6.0%    4.75%     7.0%    4.75%    5.5%
Expected long-term
   rate of return on
   plan assets ............     9.5%    11.5%     9.5%    11.5%     9.5%   11.5%

   At December 25, 1996 and 1995, the discount rates used to determine the pension benefit obligation were 7.5% and 7.0%, respectively, for the U.S. plans and 8.0% both periods for the foreign plans.

9. POSTRETIREMENT BENEFITS

The Company has a contributory postretirement health care plan covering primarily its U.S. salaried employees. Employees become eligible for these benefits when they meet minimum age and service requirements. The Company funds its plans on a "pay-as-you-go" basis in an amount equal to the retirees' medical claims paid.

   The components of the APBO as of December 25, 1996 and 1995 are as follows:

                                                               1996         1995
                                                            --------------------
                                                               ($ in thousands)

Retirees .............................................       $  180       $   86
Fully eligible active plan participants ..............          316          166
Other active plan participants .......................        2,246        1,489
Unrecognized net gain ................................          112          671
                                                            --------------------
Accrued postretirement benefits
   obligation ........................................       $2,854       $2,412
                                                             ===================

   This obligation includes the estimated postretirement obligation of all active employees as of December 25, 1996 and 1995.

   The components of the net periodic expense for the years ended December 25, 1996, 1995 and 1994 are as follows:

                                                     1996       1995        1994
                                                    ----------------------------
                                                           ($ in thousands)
Service cost-benefits earned
   during period .............................      $ 315      $ 155       $ 203
Interest cost on accumulated benefit
   obligation ................................        221        136         187
Net amortization and deferral ................         --       (131)         --
                                                    ----------------------------
Net periodic postretirement
   benefit expense ...........................      $ 536      $ 160       $ 390
                                                    ============================

   At December 25, 1996 and 1995, the discount rates used to determine the accumulated postretirement benefit obligation were 7.5% and 7.0%, respectively.

   For measurement purposes, a 9.0% increase in the medical cost trend rate was assumed for 1996. This rate decreases incrementally to 5.0% after eight years and will remain at that level thereafter. It is estimated that a 1% increase in the medical cost trend rate would increase the accumulated postretirement benefit obligation as of December 25, 1996 by $454,000 and the net periodic expense for 1996 by $99,000.

10. EMPLOYEE STOCK OPTION PLAN

In February 1994, the Company adopted the BBA Stock Option and Stock Award Plan (the "Plan"). The Plan provides for the grant of options or awards to officers and key employees of the Company and its subsidiaries at prices not less than 100% of the fair market value at the date of grant. Such options and awards generally become exercisable two years after the date of grant and expire ten years from that date. The Plan initially makes available up to 750,000 shares of Common Stock, increased on May 1 of each year from May 1, 1995 to May 1, 2003, inclusive, by one percent of the number of shares of Common Stock outstanding on the immediately preceding April 30 (the "Annual Increment"). Under the Plan, 150,000 shares plus 20% of the Annual Increment may be awarded as restricted stock and no more than 1,000,000 shares in the aggregate may be awarded as incentive stock options. Recipients of restricted stock are entitled to receive cash dividends, if any, and to vote their respective shares. Certain restrictions will limit the sale or transfer of these shares during the specified restriction period. Concurrent with the IPO, the Company granted options to purchase approximately 500,000 shares of Common Stock to officers and key employees of the Company which will become exercisable at a rate of 20% per year.

   At the end of 1996, 563,610 shares were available for future grants under the 1994 plan. The options outstanding at December 25, 1996 do not have stock appreciation rights attached.

   The Company has adopted the disclosure provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with the provisions of SFAS No. 123, total compensation cost recognized in income for stock-based compensation would have been $516,000 in 1996 and $67,000 in 1995 on a pro forma basis. Also, if SFAS No. 123 had been adopted, pro forma net income and earnings per share would have been $31.2 million or $1.63 per share in 1996 and $30.4 million or $1.58 per share in 1995. The related tax effects that would have been recognized were not materially different from those booked.

   The following table summarizes activity in the Company's stock option plan during 1996 and 1995:

                                                1996             1995
                                      ------------------------------------------
                                                Weighted             Weighted
                                                 Average              Average
                                                Exercise             Exercise
                                       Shares      Price    Shares      Price
                                      ------------------------------------------
Options outstanding
   at beginning of year .........     544,707     $19.07   453,500     $16.46
Granted .........................      33,428     $25.00    94,207     $31.58
Exercised .......................      (4,200)    $16.00    (3,000)    $16.00
Forfeited .......................     (10,415)    $27.84        --         --
                                      ------------------------------------------
Options outstanding
   at end of year ...............     563,520     $19.28   544,707     $19.07
                                      ------------------------------------------
Options exercisable
   at end of year ...............     192,500     $17.08    87,600     $16.00
                                      ==========================================

   For options outstanding as of the end of 1996, the range of exercise prices was $25.00 to $32.25 per share and the weighted average remaining contractual life was 7.8 years. The weighted average fair value on the date of grant was $9.37 for options granted in 1996 and $11.31 for options granted in 1995.

   Fair value was determined through the use of the Black--Scholes options pricing formula. For options granted in 1996, the risk--free interest rate was 6.0%, the expected life was 6 years, the expected volatility was 23% and the expected dividend yield was zero, all calculated on a weighted average basis. For options granted in 1995, the risk--free interest rate was 5.8%, the expected life was 6 years, the expected volatility was 22% and the expected dividend yield was zero, all calculated on a weighted average basis.

11. COMMITMENTS AND CONTINGENT LIABILITIES


The Company is involved in various legal proceedings arising in the ordinary course of business. Based upon the information presently available and the Company's evaluation of the proceedings pending, management believes that the adverse determination of any such proceedings or all of them combined will not have a material adverse effect on the Company's business or financial position or results of operations.

12. SEGMENT AND GEOGRAPHIC INFORMATION

Operating results and other financial data are presented for the principal business segments of the Company for the years ended December 25, 1996, 1995 and 1994.

   Total revenue and operating profit by business segment and geographic region include both sales to customers, as reported in the Company's consolidated income statement, and intersegment sales, which are accounted for at prices charged to customers and eliminated in consolidation. Operating profit by business segment and geographic region is total revenue less operating expenses. In computing operating profit by business segment and geographic region, none of the following items has been added or deducted: other income, interest expense or income taxes. The amount of the elimination of intersegment profit on any product that remains in inventory at the end of the period is determined by changes in quantities of inventory and changes in the margins of profit.

   Identifiable assets by business segment and geographic region are those assets used in company operations in each segment and geographic region. Corporate assets principally include property and investments in unconsolidated affiliates. Capital expenditures are reported exclusive of acquisitions.

   The following chart sets forth operating results and other financial data for the principal business segments of the Company for the years ended December 25, 1996, 1995 and 1994.

--------------------------------------------------------------------------------

SEGMENT INFORMATION

The Company's business is organized into two operating segments: flavor and fragrance and aroma chemicals. The Company's flavor and fragrance products impart a desired taste or smell to a broad range of consumer products. The Company manufactures its flavors and fragrance products at 19 compounding facilities in 14 countries and maintains sales offices in 41 countries. The Company's aroma chemicals are primarily used as raw materials in fragrance compounds. The Company manufactures its aroma chemicals products primarily at its Jacksonville, Florida and its Widnes, United Kingdom plants.

                                                                                                    Corporate
                                                            Flavor &                Aroma            Items and
                                                           Fragrance            Chemicals          Unallocated          Consolidated
------------------------------------------------------------------------------------------------------------------------------------
                                                                                          ($in thousands)
1996
    Net sales to customers ....................             $357,772             $ 91,593                   --              $449,365
    Intersegment sales ........................                   --               25,088             $(25,088)                   --
                                                           -------------------------------------------------------------------------
    Total net sales ...........................              357,772              116,681              (25,088)              449,365
    Operating profit ..........................               46,239               22,666              (22,374)               46,531
    Identifiable assets .......................              272,270              129,455                6,074               407,799
    Depreciation ..............................                6,349                5,510                  266                12,125
    Capital expenditures ......................               28,298               10,616                  715                39,629
1995
    Net sales to customers ....................             $336,541             $ 88,075                   --              $424,616
    Intersegment sales ........................                   --               22,965             $(22,965)                   --
                                                           ------------------------------------------------------------------------
    Total net sales ...........................              336,541              111,040              (22,965)              424,616
    Operating profit ..........................               43,653               24,770              (18,226)               50,197
    Identifiable assets .......................              234,272              110,650                4,931               349,853
    Depreciation ..............................                5,897                5,186                  302                11,385
    Capital expenditures ......................               18,649                5,878                  517                25,044
1994
    Net sales to customers ....................             $292,111             $ 82,880                   --              $374,991
    Intersegment sales ........................                   --               18,648             $(18,648)                   --
                                                            ------------------------------------------------------------------------
    Total net sales ...........................              292,111              101,528              (18,648)              374,991
    Operating profit ..........................               35,888               20,601              (14,731)               41,758
    Identifiable assets .......................              199,103              102,851                5,614               307,568
    Depreciation ..............................                5,172                3,876                  358                 9,406
    Capital expenditures ......................                8,194                9,125                  931                18,250

OPERATIONS BY GEOGRAPHIC AREAS

The Company has operations in 41 countries in North and South America, Europe, Asia, Australia, the Middle East and Africa. The Company's flavor and fragrance business is separately managed in four geographic regions: Americas, Europe, Asia Pacific and International. The aroma chemicals business is managed globally from Jacksonville, Florida and Widnes, United Kingdom. The operations of the Americas region outside of the United States for the purpose of this table are included as a component of "Other".

                                                                                                          Corporate
                                                                               Asia                       Items and
                                             U.S.A.          Europe         Pacific           Other      Unallocated    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
                                                                                ($ in thousands)
1996
    Net sales to customers ........        $135,789        $160,135        $ 78,778        $ 74,663              --         $449,365
    Sales between areas ...........          25,604          30,669              25             275        $(56,573)              --
                                           -----------------------------------------------------------------------------------------
    Total net sales ...............         161,393         190,804          78,803          74,938         (56,573)         449,365
    Operating profit ..............          19,812          29,136          11,093           8,605         (22,115)          46,531
    Identifiable assets ...........          89,271         184,198          81,277          46,979           6,074          407,779
1995
    Net sales to customers ........        $130,024        $154,280        $ 72,839        $ 67,473              --         $424,616
    Sales between areas ...........          22,471          28,457             188             274        $(51,390)              --
                                           -----------------------------------------------------------------------------------------
    Total net sales ...............         152,495         182,737          73,027          67,747         (51,390)         424,616
    Operating profit ..............          16,873          32,076          11,300           8,245         (18,297)          50,197
    Identifiable assets ...........          80,387         163,755          60,661          40,119           4,931          349,853
1994
    Net sales to customers ........        $119,875        $132,057        $ 64,915        $ 58,144              --         $374,991
    Sales between areas ...........          16,927          26,276               6             474        $(43,683)              --
                                           -----------------------------------------------------------------------------------------
    Total net sales ...............         136,802         158,333          64,921          58,618         (43,683)         374,991
    Operating profit ..............          18,845          21,158          10,139           6,186         (14,570)          41,758
    Identifiable assets ...........          72,831         147,983          51,920          29,220           5,614          307,568

REPORT OF INDEPENDENT ACCOUNTANTS

--------------------------------------------------------------------------------



To the Board of Directors and Stockholders of Bush Boake Allen Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Bush Boake Allen Inc. and its subsidiaries at December 25, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Morristown, New Jersey
January 30, 1997

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
FIVE-YEAR SUMMARY
($ in thousands, except per share)


----------------------------------------------------------------------------------------------------------------
Operating Results                                       1996        1995        1994          1993       1992
----------------------------------------------------------------------------------------------------------------
   Net Sales................................          $449,365    $424,616    $374,991      $336,333    $330,740
   Costs and Other Charges..................           402,834     374,419     333,233       302,558     301,100
----------------------------------------------------------------------------------------------------------------
     Income From Operations.................            46,531      50,197      41,758        33,775      29,640
----------------------------------------------------------------------------------------------------------------
   Interest Expense.........................             2,417       3,597       4,258         2,338       1,959
   Other (Income) Expense-Net...............            (2,647)       (318)       (544)       (1,295)     (3,068)
----------------------------------------------------------------------------------------------------------------
     Income Before Income Taxes and Cumulative

        Effect of Accounting Change.........            46,761      46,918      38,044        32,732      30,749
   Income Taxes.............................            15,206      16,472      12,501        12,175      11,820
   Effect of Accounting Change, net of tax..                 -           -         -               -       1,836
-----------------------------------------------------------------------------------------------------------------
     Net Income.............................            31,555      30,446      25,543        20,557      17,093
-----------------------------------------------------------------------------------------------------------------
Per Share(1)
   Net Income...............................              1.64        1.58        1.33          1.07         .89
   Stockholders' Equity.....................             13.69       11.54       10.09          4.44        8.47
------------------------------------------------------------------------------------------------------------------
Financial Position at Year-End
   Current Assets...........................           201,574     190,695     162,516       172,882     164,078
   Current Liabilities......................           111,517      96,992      80,895       169,515      66,864
------------------------------------------------------------------------------------------------------------------
   Working Capital..........................            90,057      93,703      81,621         3,367      97,214
   Total Assets.............................           407,799     349,853     307,568       303,415     269,452
------------------------------------------------------------------------------------------------------------------
   Long-Term Debt...........................             2,009       3,731       6,554         5,846       2,704
   Debt Payable to Union Camp...............                 -           -           -        20,000      20,000
   Stockholders' Equity.....................           263,133     221,782     193,843        85,291     162,817
------------------------------------------------------------------------------------------------------------------
   Percent of Long-Term Debt to Total Capital              0.8%        1.7%        3.3%         23.3%       12.2%
------------------------------------------------------------------------------------------------------------------
Additional Data
   Gross Profit Margin......................              36.0%       37.1%       37.0%         35.7%       34.4%
   Operating Margin.........................              10.4%       11.8%       11.1%         10.0%        9.0%
   Depreciation and Amortization............           $13,445     $12,661     $10,678       $10,900     $12,153
   Capital Expenditures (excluding acquisitions)       $39,629     $25,044     $18,250       $36,603     $24,079
------------------------------------------------------------------------------------------------------------------

(1) Net Income Per Share prior to 1995 and Stockholders' Equity Per Share prior to 1994 are based on pro forma shares outstanding of 19,215,000.

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

Board of Directors


Board of Directors (left to right): George J. Sella, Jr., James M. Reed,
L. Robert Pfund, William H. Trice, Peter L. Acton, Thomas R. Crane, Jr., Julian W. Boyden.




William H. Trice'D'
Chairman of the Board,
Executive Vice President of
Union Camp Corporation
(a manufacturer of paper,
paperboard, packaging, wood
and chemical products)

Julian W. Boyden**
Chairman, President and
Chief Executive Officer

Peter L. Acton
Vice President and General Manager, Union Camp
Chemical Products Division

Thomas R. Crane, Jr.
President, Chief Executive Officer
and a Director of Castrol North
America Holdings Inc.
(a manufacturer and marketer of motor oil and other lubricants)

L. Robert Pfund
Retired Corporate Group
Vice President of Avon
Products, Inc. (a manufacturer and marketer of fragrances and cosmetics)

James M. Reed
Vice Chairman of the Board,
Vice Chairman of the Board
and Chief Financial Officer of Union Camp Corporation

George J. Sella, Jr.
Retired Chairman of the Board
and Chief Executive Officer
of American Cyanamid Company
(a research-based biotechnology
company)




Corporate Officers

Julian W. Boyden
Chairman, President and
Chief Executive Officer

James H. Dunsdon
Executive Vice President

Fred W. Brown
Vice President and
Chief Financial Officer

T. John Dunlea
Vice President
Asia Pacific Region

Bruce J. Edwards
Vice President
International Region

Jos Kleppers
Vice President
Europe Region

John J. Lawless*
Vice President
Personnel and Safety

P. C. Mathew
Vice President
Aroma and Terpene Chemicals

Dennis M. Meany
Vice President
General Counsel and
Secretary

Peter A. Thorburn
Vice President
Chemical Sales

John R. Wright
Vice President
Commerce and Technology

Kenneth M. McHugh
Controller

Charles D. Weller
Treasurer

Richard J. Aiello
Assistant Controller

Robert E. Holewinski
Assistant Controller

Alan R. Kelsey
Assistant Secretary

James M. Brannick
Assistant Treasurer


*    Retiring March 31, 1997


'D'  Retired as Chairman, December 31, 1996

**   Elected Chairman, effective January 1, 1997

BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
Shareholder Information
-------------------------------------------------------------------------------

Corporate Headquarters
7 Mercedes Drive
Montvale, New Jersey 07645
(201) 391-9870

Annual Meeting
The 1997 Annual Meeting will be held at 11:00 am (EST) on May 7, 1997 at the Woodcliff Lake Hilton, Woodcliff Lake, New Jersey.

Stock Exchange Listing
The common stock of Bush Boake Allen Inc. is traded on the New York Stock Exchange (ticker symbol BOA).

Stockholder Records
Transfer Agent is The Bank of New York, 101 Barclay Street, 12 W, New York, New York 10286

Inquiries relating to change of registered ownership or change of address should be forwarded to:

The Bank of New York
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
(800) 524-4458 or (212) 815-5800

Quarterly Earnings Reports
The company has decided to discontinue production of printed Quarterly Reports to Shareholders since we believe they are no longer timely or cost effective. Quarterly earnings are disseminated regularly and widely through news wire services and the media.

   Stockholders desiring copies of these earnings releases as well as individuals or organizations seeking further information about the company should write to Stewart J. Phelps, Director Corporate Communications at the corporate headquarters address.

SEC Form 10-K
A copy of the annual report on Form 10-K for 1996 as filed with the Securities and Exchange Commission may be obtained without charge by writing to Stewart J. Phelps, Director Corporate Communications, at the corporate headquarters address.

BOA
Listed
NYSE

Statements in this report that are not historical are forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ materially. Such risks and uncertainties with respect to Bush Boake Allen's businesses include general economic conditions, customers changing flavor and/or fragrance formulations, pricing and availability of raw materials and political and economic uncertainties including currency fluctuations in the many countries in which we operate.

[LOGO]   Bush Boake Allen Inc.

GLOBAL PRESENCE
               local service

Argentina              Indonesia
Brazil                 Japan
Canada                 Malaysia
Chile                  New Zealand
Colombia               Philippines
Jamaica                Singapore
Mexico                 Thailand
United States          Bulgaria
Benelux                Czech Republic
Denmark                India
France                 Kenya
Germany                Pakistan
Ireland                Poland
Italy                  Russia
Spain                  Slovakia
Sweden                 South Africa
Switzerland            Turkey
United Kingdom         Ukraine
Australia              United Arab Emirates
China                  Zimbabwe
Hong Kong