Form 10-K405, Exhibit 13
period 1997-12-25
BUSH BOAKE ALLEN INC
filed 1998-03-20
CIK 919998

                                                              1997 Annual Report


[LOGO] Bush Boake Allen Inc.

Building for growth and
       customer service

[LOGO] Bush Boake Allen Inc.

Argentina       Denmark       Malaysia       Spain

Australia       France        Mexico         Sweden

Benelux         Germany       New Zealand    Thailand

Brazil          India         Pakistan       Turkey

Bulgaria        Indonesia     Philippines    Ukraine

Canada          Ireland       Poland         United Arab Emirates

Chile           Italy         Russia         United Kingdom

China           Jamaica       Singapore      United States

Colombia        Japan         Slovakia       Zimbabwe

Czech Republic  Kenya         South Africa

                  7 Mercedes Drive, Montvale, New Jersey 07645

Bush Boake Allen is a major, international flavor, fragrance and aroma chemical company as well as a producer of fine chemicals and chemical intermediates for industrial and agricultural applications.

The company conducts operations on six continents and has 63 locations in 39 countries worldwide. BBA is a respected global supplier to an estimated $12 billion international market.

The company's business is characterized by a high level of creative skill and technical expertise. It's likely that many of the flavored or scented consumer products you use every day contain a flavor or fragrance created and produced by Bush Boake Allen.

BBA flavors and fragrances help provide a broad range of consumer products with a more compelling and unique character through either a pleasant, satisfying taste or a distinctive, pleasing aroma.

Flavors produced by Bush Boake Allen are used in beverages, dairy products, baked goods, confectionery items and processed foods.

BBA fragrance compounds are used by consumer product manufacturers in perfumes and colognes, soaps, detergents and cleansers, air fresheners, cosmetics and a variety of personal care products.

The company's aroma chemicals, fine chemicals, natural extracts and essential oils serve as raw materials for a wide range of compounded flavors and fragrances.

   Sales
($ In Millions)

Americas Region

[BAR CHART]

Europe Region

[BAR CHART]

Asia Pacific Region

[BAR CHART]

International Region

[BAR CHART]

Aroma Chemicals

[BAR CHART]

                                   [WORLD MAP]


Americas Region    Mexico                   Germany
Argentina          Tlalnepantla             Kreuzau-Stockheim
Buenos Aires       United States            Ireland
Brazil             Black Creek, WI          Clonee, Co. Meath
Sao Paulo          Carrollton, TX           Italy
Canada             Chicago, IL              Mantova
Montreal           Montvale, NJ             Spain
Toronto            Norwood, NJ              Barcelona
Chile                                       Sweden
Santiago           Europe Region            Knislinge
Colombia           Benelux                  United Kingdom
Bogota             Capelle Aan Den IJssel   Glasgow
Jamaica            Denmark                  London
Kingston           Birkerod                 Long Melford
                   France                   Witham
                   Paris



International Region    Poland           United Arab Emirates
Bulgaria                Warsaw           Dubai
Sofia                   Russia           Zimbabwe
Czech Republic          Moscow           Harare

Prague                  Slovakia         Asia Pacific Region
India                   Bratislava       Australia
Bangalore               South Africa     Adelaide
Calcutta                Cape Town        Brisbane
Chennai                 Durban           Melbourne
Chittoor                Johannesburg     Perth
Delhi                   Turkey           Sydney
Mumbai                  Bursa            China
Kenya                   Istanbul         Guangzhou
Nairobi                 Ukraine          Hong Kong
Pakistan                Kiev             Shanghai
Karachi


Indonesia               Aroma Chemicals
Bogor, West Java        United Kingdom
Japan                   Widnes
Tokyo                   United States
Malaysia                Jacksonville, FL
Selangor
New Zealand
Auckland
Philippines
Manila
Singapore
Jurong
Thailand
Bangkok


Worldwide Sales
By End Use
(Percent)

Bush Boake Allen

[PIE CHART]

Aroma Chemicals 25%
Fragrance 18%
Flavor 57%


The World Market

[PIE CHART]

Aroma Chemicals 16%
Fragrance 30%
Flavor 54%


Worldwide Sales
By Category
(Percent)

BBA Flavors

[PIE CHART]

Oral Hygiene 3%
Other 8%
Dairy/Ice Cream 11%
Beverages 19%
Confectionery/Bakery 22%
Snacks/Processed Foods 37%


BBA Fragrances

[PIE CHART]

Colognes/Perfumes 8%
Cosmetics/Toiletries 23%
Soaps/Detergents 31%
Cleaners/Air Fresheners 38%


BBA Aroma Chemicals

[PIE CHART]

Intermediates 4%
Agrichemicals 19%
Fragrances 77%

                              Financial Highlights
                       ($ in thousands, except per share)

                                                1997          1996    % Change
------------------------------------------------------------------------------------


Sales and Earnings:

        Net Sales........................       $490,585      $449,365           9
        Income From Operations...........         52,737        46,531          13
        Income Before Income Taxes.......         46,300        46,761          (1)
        Net Income.......................         30,981        31,555          (2)
------------------------------------------------------------------------------------
Per Share:
        Net Income - basic...............       $   1.61      $   1.64          (2)
                - diluted................           1.60          1.63          (2)
        Stockholders' Equity.............          14.97         13.69           9
------------------------------------------------------------------------------------
Ratios:
        Net Income to Net Sales..........            6.3%          7.0%
        Long-Term Debt to Total Capital..            1.2           0.8
------------------------------------------------------------------------------------
Financial Position at Year-End:
        Total Assets.....................       $424,143      $407,799           4
        Long-Term Debt...................          3,456         2,009          72
        Stockholders' Equity.............        288,392       263,133          10
------------------------------------------------------------------------------------
Additional Information:
        Cash Provided by Operations......       $ 35,610      $ 34,807           2
        Capital Expenditures.............         33,481        39,629         (16)
        Number of Employees..............          1,964         2,103          (7)
------------------------------------------------------------------------------------

                                     Net Sales
                                  ($ in millions)

                                    [BAR CHART]



                                    Net Income
                                  ($ in millions)

                                    [BAR CHART]

Dear Stockholder:

I'm pleased to report that Bush Boake Allen registered another year of solid growth in 1997. We continued to gain market share and achieved record high sales and operating income in spite of a very difficult year for our industry.

     Earnings per share in 1997 were $1.61 compared to $1.64 in 1996 when the sale of excess company land in England added a one-time gain of $.14 a share to 1996 earnings. Net income in 1997 was $31 million compared to $31.6 million in 1996. Net sales increased 9% to $490.6 million from $449.4 million previously. More significantly, income from continuing operations, which reflects the underlying vitality of our business, grew substantially to $52.7 million, a 13% increase.

     Global markets for the company's flavors and fragrances were essentially healthy during 1997 although demand was tentative in some areas and adverse currency exchange and devaluations made it more difficult to be competitive in others. Nevertheless, Bush Boake Allen continued to grow vigorously during the year with all our regions reporting increased sales and operating income. For the company as a whole, worldwide flavor and fragrance sales and operating income both grew 9%. Our fragrance business was especially robust with sales rising 19% for the year.

     Increased sales and market share are key goals we established for the company in our strategic plan -- and we are achieving those goals. To continue our growth into the future and generate additional shareholder value our strategic plans also call for sharpening our focus on research and the creation of new products; allocating additional resources to the development of higher-margin products such as compounded flavors and fine chemicals and further upgrading and automating our facilities even as we continue to implement our cost reduction programs. This latter effort has enabled us to reduce our total headcount by nearly 7% in 1997 without widespread layoffs or workforce disruption.

     Even though severance costs rose $3.1 million over 1996, operating margins improved and company productivity, which increased an average of 11% a year since 1992, rose 17% in 1997 as our return on total assets moved us close to the top of our industry. Clearly we are making progress.

     Reviewing our regional activities; in the Americas the company's U.S. operations grew more than 8% with strong double-digit growth in natural products and fragrances more than offsetting some flattening in U.S. compound flavor sales. In Latin America and the Caribbean, where we have added additional resources and significantly strengthened our position, all our operating units, except Brazil, reported double-digit sales growth.

Rising Productivity

                            BBA Productivity Growth

                                    [GRAPH]

     Currency exchange adversely affected results in the company's Europe Region as the strong Pound Sterling made it more difficult to be competitive in Europe and sales for the year flattened. Operating income, however, advanced strongly by more than one third due, in large part, to staff reductions under the company's cost control programs and recent investments for plant modernization and automation.

     In 1997, BBA's International Region led the company in both sales and operating income growth with the company's operations in Eastern Europe registering a stand-out performance. As our business in many of the new political entities of the former USSR moved ahead strongly, BBA

[PHOTO]

Julian W. Boyden



companies in India, Turkey and the United Arab Emirates also reported solid, double-digit growth in both sales and income.

     Looking at the Asia Pacific Region, sales increased nearly 12% in 1997 due largely to the full year inclusion of results in the Philippines where, in late 1996, the company acquired the remaining share of a former joint venture. In addition, company operations in Australia and Thailand also registered moderate growth. Operating income, however, was affected by the financial and economic turmoil in the region and advanced only modestly.

     World markets for aroma chemicals also continued to reflect strong demand in 1997 and BBA's aroma chemical sales increased more than 11%. Income could not keep pace, however, as the strong U.S. Dollar and Pound Sterling contributed to highly competitive markets and aroma chemical prices continued to lag raw material cost increases. Our strategy for this business is to accelerate our development of new, higher-margin fine chemicals and continue to modernize and automate our plants for efficiency and productivity.

     There is no doubt that our ability to be competitive and grow our sales volume has been helped significantly by our ongoing expansion overseas. With 63 locations in 39 countries BBA is now represented in every major flavor and fragrance market in the world. Our multinational customers are assured of receiving the same high quality products and service in Kuala Lumpur, Istanbul or Buenos Aires that they get in New York, Chicago, Dallas or London. At the same time, our global network of Bush Boake Allen facilities enables us to provide better service to our local customers by BBA representatives who not only understand local tastes, culture and customs, but who are also in close touch with developing worldwide trends.

     At Bush Boake Allen, it's our belief that our business ultimately rests on creativity and service and the value our customers perceive in the products we supply them. Many of our customers are new to BBA, but many others have had long standing relationships with us over the years. We value them all and we're proud to be able to feature some of these customers in the pages of this report.

     With markets that presently show every indication of continued long-term growth; modern automated plants; continuing productivity improvement and some of the best creative, technical and marketing people in our industry, we believe BBA is building for future growth, better service for our customers and increased value for our shareholders.

     To our stockholders, directors and employees I extend my thanks for your effort and support as we continue to build for the future.


JULIAN BOYDEN
J.W. Boyden
Chairman, President and Chief Executive Officer
March 2, 1998
creating excitement in our products


                                        [PHOTO]

Americas Region

"With over 100 locations, Don Pablos has become the fastest growing and most profitable Mexican restaurant chain in the country. We think it's because our restaurants provide a complete Mexican experience; atmosphere as well as great tasting food. There's no doubt BBA has contributed to that. We're currently using their blended seasonings in more than 20 of our menu items. The creative way they've put these flavors together and their service to our company have both earned Bush Boake Allen an Ole."

David Mitchell
Vice President,
Food and Beverages
Don Pablos Mexican
Restaurants
Dallas, Texas

Americas Region
Percent of Total Company
Flavor & Fragrance Sales

[PIE CHART]

Flavor     24%
Fragrance   9%

The Americas Region had a strong year in 1997. Sales increased 10% as the region accounted for nearly one third of the company's total sales of flavors and fragrances. Operating income also rose substantially helped by continued growth in Latin America and the Caribbean.

Flavor and fragrance markets in the Americas are among the largest and most diverse in the world. Most of the new concepts in processed and convenience food, prepared meals, snacks and other consumer packaged food and fragranced products have started in the United States. A great many of these products have been introduced around the world by multinational consumer products companies where they have found enthusiastic acceptance in the marketplace.

It is a dynamic, changing market and the ability to create new ideas and concepts for these flavored and scented products is critical to growth. Bush Boake Allen is one of the industry's leading companies in this all important capability.

During the year BBA's fragrance business in the United States continued the solid growth that began building in mid-1996. In addition to the many attractive fragrance wins recorded in that year, the company's U.S. fragrance operations gained significant, additional new business in 1997 in products such as fine fragrances, air fresheners, toiletries, hair and baby care, detergents and a variety of household products. As a result, the company's U.S. fragrance sales grew strongly rising more than 15% in 1997.

Although sales in the company's U.S. compound flavor business flattened in 1997, as food manufacturers delayed some new product launches, our U.S. flavor operations still generated the largest contribution to total company sales volume of any single country among the 39 where BBA is represented. In addition, significant additional new flavor wins were recorded in a variety of end products in beverages, dairy items, cereal and sauces. Moreover, as the year ended we began to see signs of some pickup in our flavor business. In addition, new flavor wins, recorded earlier in the year, should provide additional sales volume going forward.

Our seasonings business also continued to grow strongly in 1997 as demand for ethnic and savory foods continued unabated. Both sales and income moved up and plans are now underway for another major expansion of BBA's Carrollton, Texas seasonings manufacturing complex.

Americas Region
(continued)


"In fine soaps, toiletries and personal care products, fragrance is vitally important to success. We have worked with Bush Boake Allen since they established themselves in Buenos Aires and have always received the highest level of support in terms of service and fragrance creativity. Their marketing advice has also helped us interpret and stay up with consumer preferences in various locations. They have surely helped us to be more successful in the marketplace."

Jorge Gleria
Director
Jose Guma S.A.
Jesus Maria
Cordoba, Argentina

The company also added significant resources in Latin America which has been another area of strong growth for BBA. In October, BBA started-up a new manufacturing unit for the production of seasonings at the company's plant in Santiago, Chile. The company also began an expansion and modernization of its facility in Buenos Aires, Argentina which was acquired in late 1996. The plant which has been producing compounded fragrances is being upgraded and expanded for the production of flavors as well. In addition, in the fall of 1997 the company also acquired a plant in Mexico for the production of compounded flavors and dry blended seasonings.

These new and expanded plants coordinate well with the company's other facilities in Colombia, Brazil and Jamaica. With flavor and fragrance markets throughout Latin America and the Caribbean expected to continue their healthy growth, BBA is in a favorable position to share in that growth.

                   Creativity and Service

                        [PHOTO]

Europe Region

"We have never compromised on quality. That's how we built the Cuetara label up to be the leading biscuit brand in the Spanish and Portugese markets and extended our operations overseas as well. Good taste is what distinguishes our products and BBA has contributed to that. They provided technical assistance and have supplied flavors to us since we started production in Spain nearly 50 years ago. We have had a good relationship that has worked well for both our companies."

D. Fernando Gomez-Cuetara
President
Cuetara
Madrid, Spain

                                   [PHOTO]

The Europe Region serves a variety of flavor and fragrance customers in all the countries that comprise the European Union, plus Norway and Switzerland. The region's sales, which in 1997, made up 22% of total company sales, advanced modestly in 1997 as adverse currency exchange contributed to a very competitive pricing environment. If the Europe Region's operations were measured in local currencies their sales increase would have been closer to 7%.

For the most part, flavors and fragrances sold to customers in continental Europe are produced in company plants in England and priced in Pounds Sterling which is currently strong versus the Deutschemark and other EMU countries. This makes it much more difficult to be competitive in some markets. Nevertheless, the Europe

Europe Region
(continued)




                                   [PHOTO]

"As marketers to consumers, Sara Lee/Household & Body Care is at the center of a dynamic, fast-paced business. When you are also dealing with new products, as I often do, product quality and timing are everything. We need suppliers who understand this and who bring innovative thinking and fast service to the table. That's a big reason we like BBA. They work with our needs in mind--that's consumer marketing!"

Kay Downs
Marketing and
Development Director
Sara Lee/Household &
Body Care
Slough, England


Region improved its position and gained a substantial number of new flavor and fragrance wins in 1997. Fragrances were particularly strong in the region, during the year. Fine fragrance applications--colognes and perfumes grew 27% and soap and detergent product applications grew even more strongly. Flavor sales, which constitute the largest share of the region's total were level with the prior year.

Over the last several years, the company has had major programs underway to upgrade and modernize its production facilities in Europe and to strengthen its creative, technical and marketing capabilities throughout the region. One of the initial steps was construction, in 1995, of a new essential oil plant in Long Melford, England. High theoretical-plate, production stills were installed and a number of new, high purity specialty natural products are being produced. With the continued worldwide demand for natural food products, our ability to produce these high impact natural extracts strengthens our position in supplying a greater variety of natural food flavors.

In addition, the company also invested in upgrading and automating the London flavors plant. During 1997, an additional production line for automated flavor blending was installed and is now undergoing trial runs as operating parameters are established. The company has already seen significant productivity growth from the first installation and additional productivity improvement is anticipated as both lines work in concert.

Other flavor plant investments have been made to enhance flavor delivery systems. In 1997 a new spray dryer was started-up at the company's Witham, England plant to make encapsulated flavors for processed food applications.

During the year, work was completed on upgrading and expanding BBA's flavor and seasonings plant in Knislinge, Sweden. The company has also engaged in significant development work in process flavors, many of which have been perfected in a pilot plant program, set up for the purpose, at BBA's facility in Kreuzau, Germany. Construction is now well under way on a new plant at our Long Melford site for the production of a complete range of savory, process flavors that are widely used in meat products, prepared foods and snacks.

The Europe Region also augmented its creative and technical resources during 1997 and along with its more efficient plants and a wide range of new products is well positioned for continued future growth.

Europe Region
Percent of Total Company
Flavor & Fragrance Sales

[PIE CHART]
Flavor 22%
Fragrance 6%

Close working relationships


                                   [PHOTO]

Asia Pacific Region

"At Hup Seng we are very proud of the many awards and gold medals our products have received in demanding international competitions. However, the awards we are most proud of are those we get every time a customer chooses a Hup Seng product in the supermarket. We're now marketing all over the world and BBA's international experience in flavor ingredients has helped us. They provided good technical support when we were just starting, their flavors helped us produce products that have consumer flavor appeal and their service has been excellent."

Kerk Chu Koh
Managing Director
Hup Seng Perusahaan
Makanan (M) SDN. BHD.
Batu Pahat, Malaysia

There is no doubt that in Asia, 1997 was an eventful year marked by currency devaluations, financial upheaval and rising economic uncertainty.

Notwithstanding these events, BBA's Asia Pacific Region recorded a 12% increase in sales and a moderate increase in operating income. Weakness in Japan, as well as in Malaysia and Indonesia was more than offset by growth in Australia and Thailand and the full year inclusion of sales in the Philippines from the remaining share of a former joint venture acquired in late 1996.

Japan, which represents the largest market for flavors and fragrances in the region, was still experiencing lagging economic growth in 1997. With the Japanese Yen weak against a stronger Singapore Dollar, it was much more difficult for BBA products produced in Singapore to compete in Japanese markets. Much the same situation prevailed in several other countries in Southeast Asia and as anxiety over their economies grew, business conditions softened considerably.

Nevertheless, Bush Boake Allen's flavors and fragrances are used to produce the kinds of products that consumers are least likely to do without even in a difficult economic environment. According to some economists, after shelter, the products most desired by consumers are food products, beverages, soaps, cleaners and cosmetics. Its highly likely that these will continue to reflect healthy demand. Moreover, with more than half the world's population living in the Asia Pacific Region, basic demand plus the force of changing demographics and rising economic expectations, suggest reasonable growth, in the future, in markets for most flavor and fragrance end products.

Asia Pacific Region
Percent of Total Company
Flavor & Fragrance Sales

[PIE CHART]

Flavor 17%
Fragrance 5%

[PHOTO]

Flavor markets for processed foods, meat products, convenience food, noodles, sauces and snacks are continuing to grow in Thailand and other parts of Asia. This new BBA flavor and seasonings facility near Bangkok will help meet that demand.
                                                                              11

Asia Pacific Region
(continued)

"From a small beginning many years ago our company has grown to be a market leader in food products in the Philippines. Along the way, Bush Boake Allen has been an important resource for us. They have not only helped us by providing creative food flavors but also through their experience and understanding of our business and our needs and by offering knowledgeable technical help when we needed it. Their willingness to be of service has made BBA a valuable supplier."

Lance Y. Gokongwei
Executive Vice President,
General Manager-Branded Consumer Foods
Universal Robina Corporation
Quezon City, Philippines

The company has strengthened its operational and customer service base in the Asia Pacific Region in recent years by expanding and upgrading its facilities in Singapore and Australia and opening a new modern flavor and fragrance plant in Guangzhou, China in early 1997. Despite a somewhat slower start-up process than anticipated, the China facility is expected to play a significant part in the Asia Pacific Region's growth, which longer term still looks very attractive.

Moreover, in the spring of 1998 the company will open a new spice and seasonings plant in Bangkok. Sales in BBA Thailand advanced during 1997 notwithstanding that country's well publicized financial problems. Thailand is rapidly becoming a key center in Southeast Asia and both its domestic and export markets are expanding. Over the last four years BBA's sales in Thailand have more than tripled measured in local currency. The new plant will further enhance BBA's position in Thailand and along with the company's other facilities in the region, strengthen our marketing and service capabilities throughout the Asia Pacific Region.


                                [PHOTO]
                     understanding customer needs

International Region

"Markets here in India, for toiletries, personal care and household products, share many of the same characteristics as similar markets around the world but there are also many things about our business that are distinctly Indian. That's why Bush Boake Allen has become such a valuable supplier to us. They well understand the nuances of the Indian culture but they also bring a balanced international flair to fragrance creation. They have helped us build several of our branded products into dominant market leaders. BBA is a good resource for us."

R.B. Mohile
General Manager, R&D
Marico Industries Ltd.
Mumbai, India

                                   [PHOTO]

The International Region registered a solid year of growth in 1997. Sales increased 16% and operating income grew even more substantially. It was the best performance in 1997 of any operating group in the company.

The International Region supplies a wide ranging, diverse mix of customers out of 21 BBA locations in 13 countries. The area covered by the International Region contains nearly half the world's population and consumption of the kinds of consumer products that contain a flavor or fragrance is rising rapidly. BBA's sales in these markets are growing strongly as well.

During 1997 all the operating units within the region shared in the growth but BBA's performance in Eastern Europe was outstanding with sales rising by 50% and operating income advancing better than four-fold. The economies of many of the East European countries have made great strides in recent years. More women have entered the workforce and hand-in-hand with that worldwide trend has gone

International Region
(continued)


creative partnerships
increased sales


                                   [PHOTO]

                              [PHOTO]

A two-building, 36,000 square foot BBA factory for the production of compounded flavors and seasonings, nears completion in the Gebze organized area near Istanbul, Turkey.

"No matter how progressive and modern your business, it's always helpful to understand your history and how things were done in the past. That's one reason I started our museum of old beverage production equipment. Nevertheless, in our business we constantly need new ideas. Bush Boake Allen gives us that. They have a long history and a lot of experience and we have worked with them for decades. Their service to us has been excellent."

Mehmet Erbak
Chairman & CEO
Erbak-Uludag
Bursa, Turkey

a greater demand for the smaller luxuries of life such as improved cosmetics, finer soaps, shampoos and conditioners and a range of other personal care products. Process foods and prepared meals are also in greater demand as people have less time and inclination for cooking traditional meals.

Those trends are also evident in other countries within the region. Sales in the United Arab Emirates grew a strong 25% in 1997 with operating income growing strongly. Turkey has also grown rapidly and although BBA has a dominant position there, we have continued to strengthen our resources. In mid-1998 the company will start operations at a new, highly efficient plant for the production of compounded flavors and seasonings. Located in Istanbul, the new plant will greatly enhance our ability to serve growing markets in Turkey and the surrounding area.

BBA India has also registered strong sales and operating income growth during the year. With locations in six cities, BBA is now the largest flavor manufacturer in India and continues to enhance its ability to serve food and beverage manufacturers. In addition, the company is also growing rapidly in fragrances as well. At mid-year 1997 BBA India dedicated a sophisticated new $3 million creative center in Mumbai which strengthens our position as a service-oriented flavor and fragrance supplier to a growing number of customers in Northern and Western India.

[PHOTO]

"We at Zao Nevskaya Kosmetica have had a close, productive working relationship with Bush Boake Allen for a long time. Their fragrances and technical advice have helped us to significantly improve the quality of our products and gain market leadership. It has been a mutually beneficial partnership."

V.A. Plesovskisch
Director General
Zao Nevskaya Kosmetica
St. Petersburg, Russia

International Region
Percent of Total Company
Flavor & Fragrance Sales

[PIE CHART]

Flavor 13%
Fragrance 4%
            automated efficient plants located on two continents

                                   [PHOTO]

Aroma Chemicals

"One of my responsibilities is to work with all our business units to advance our company-wide purchasing programs. Consequently, I am well aware of the reputation our various suppliers have within Reckitt & Colman's operating groups. Bush Boake Allen has been one of our valued suppliers for quite a few years. They have earned a very high standing within our company for both their products and their service. We consider BBA an important part of our team."

Philip Boyd
Director of Global Procurement
Reckitt & Colman plc
London, England

Global market demand for aroma chemicals was strong in 1997 and Bush Boake Allen's aroma chemical sales rose 11% to a record $102 million and accounted for 21% of the company's total sales.

A significant portion of BBA's production is sold to major international manufacturers of consumer products such as laundry products, soap, other household and personal care products and fabric softeners. A substantial additional quantity is also sold to other fragrance manufacturers.

Having an internal supply of aroma chemicals is a major advantage to BBA's creative perfumers and flavorists since many of these proprietary materials have been developed in company aroma chemical research programs and are presently only available to BBA's own creative staff.

BBA aroma chemicals are produced at two, large ISO 9002 certified chemical facilities in Jacksonville, Florida and Widnes, England. The Jacksonville plant distills turpentine into alpha and beta pinene. Alpha pinene yields several hydrocarbons and pine oil which is widely used for its pine fragrance and germicidal properties in household cleaners. Beta pinene is further processed into aroma chemicals such as geraniol, citronellol, linalool and ionones.

In addition to turpentine, which represents about half the aroma chemical raw material used by the company, petrochemicals are also employed and are processed at the Widnes plant into a wide variety of specialized chemicals for use in fragrances and as chemical intermediates.

BBA has undertaken significant capital investment programs at both plants for expansion, modernization and automation. Those programs are ongoing as we create greater efficiency and productivity, as well as the flexibility to shift production among a number of alternate products as market opportunities arise.

[PHOTO]

"For more than twenty years, we've found BBA to be an extremely helpful resource to our company not only through their technical support people but also due to their product quality and service as well. We use several of BBA's aroma chemicals in our operations and their quality has always been high and very consistent. We value our relationship with them."

Steve Tanner
President
Arylessence Inc.
Marietta, Georgia


Aroma Chemicals
Percent of Total Company Sales

[PIE CHART]

Aroma Chemicals 21%

Research and Development

A major focus of the company's research effort is the development of new specialty products from natural and synthesized sources. In pursuit of that goal a scientist at the Princeton Research Center studies the structure of various materials using an electron microscope. (far right)

At BBA's technical laboratories in Widnes, England work proceeds on the development of new aroma chemicals. (right)


BBA's research staff, working closely with our marketing organization, devotes a significant part of the company's development activity to helping our customers produce distinctive new products that will give them a competitive edge in consumer markets. To help that process, we have brought the company's technical development as close to our markets as possible through our 36 development and application laboratories around the world. Longer, more broad-based research is undertaken at three principal company centers in Montvale, New Jersey, London, England and Chenai, India. Support is also provided by Union Camp's Corporate Technology Center at Princeton, New Jersey. In 1997, BBA invested $23.6 million on research, a 5.2% increase over 1996. Since 1990 we have invested a total of almost $150 million in research and development activities.

Significant progress has been made in developing a stream of new and improved products for use by the company's perfumers and flavorists. For example, BBA's Generessence'r' program which captures the complex mix of chemicals given off by growing plants, has enabled BBA researchers to isolate and replicate a number of unique new chemicals, several now under patent application. Many of these Generessence'r' flavors and fragrances are already in use resulting in flavors and fragrances remarkably close to the original.

[PHOTO]

In other areas, extensive research is ongoing in improving the quality and yield of vanilla and in furthering BBA's position in enzyme modified dairy products, as well as process flavors for meat and other savory applications. Our laboratories are also investigating molecular structure in order to create a more substantial mouth feel, as well as less volatile molecules with stronger flavor to withstand the extreme temperatures encountered in commercial food processing.

In aroma chemicals we're pursuing new, higher-margin chemicals and fuller use of our pinene raw materials. In addition, new products from non-pinene raw materials are being developed which hold the promise of further extending the company's strong position as an international manufacturer of aroma chemicals.

Research & Development
Expenditures
($ in millions)

[BAR CHART]
                  exploring every new product opportunity

                                   [PHOTO]

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                    Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

Overview

Bush Boake Allen Inc. (BBA) is a global producer of flavors and fragrances and aroma chemicals. The Company believes it is one of the ten largest manufacturers of flavors (including essential oils, seasonings and spice extracts) and fragrances and aroma chemicals in the world, as measured by revenues, and its products are sold to many of the leading multinational consumer product companies throughout the world. BBA's business is organized into two operating segments: (i) flavor and fragrance and (ii) aroma chemicals, which accounted for 79% and 21%, respectively, of total 1997 net sales. The Company conducts its operations in 39 countries. BBA's sales in the Americas, Europe, Asia Pacific and International regions accounted for 35%, 34%, 18% and 13%, respectively, of total 1997 net sales. See Note 12 to Consolidated Financial Statements.

The Company operates in competitive markets where product quality, integrity, innovation and customer service and support, in addition to price, are critical factors. During 1997, the Company's three largest customers accounted for approximately 5%, 4% and 2%, respectively, of its total sales and no other single customer accounted for more than approximately 2% of total sales.

The following table sets forth the percentage relationship to net sales of certain income statement items for the periods presented:

                                                     Year Ended December 25,
                                                    1997       1996      1995
Net sales.....................................     100.0%     100.0%     100.0%
Costs and other charges:
        Cost of goods sold....................      64.4       64.0       62.9
        Selling and administrative expenses...      20.0       20.6       20.6
        Research and development expenses.....       4.9        5.0        4.7
Income from operations........................      10.7       10.4       11.8
Net income....................................       6.3        7.0        7.2

Year Ended December 25, 1997 Compared to
Year Ended December 25, 1996

Net Sales

Net sales for the year ended December 25, 1997 increased 9.2% to $490.6 million from $449.4 million in the prior year. Net sales of flavor and fragrance compounds increased 8.6% to $388.7 million from $357.8 million due to market growth in all operating regions, with sales increase percentages ranging from 1.3% to 15.6%. The sales increase also reflects the impact of three acquisitions made during the fourth quarter of 1996 which added approximately $13.8 million of incremental flavor and fragrance sales during the year 1997. Net sales of aroma chemicals increased 11.2% to $101.9 million from $91.6 million primarily due to the increased volume of shipments under a long-term supply agreement with a major customer, higher sales of terpene-based products and the addition of certain resale chemicals previously classified as flavor and fragrance sales. Net sales in both product segments were adversely affected by the movement in foreign currency exchange rates, primarily with currencies in Asia Pacific and Western Europe versus the U.S. dollar. If exchange rates had remained unchanged from 1996 to 1997, the increase in total net sales would have been approximately 13%.

Cost of Goods Sold

Cost of goods sold in 1997 increased 9.8% to $316.1 million from $287.8 million in the prior year due primarily to increased sales. The Company's cost of goods sold as a percentage of net sales increased to 64.4% from 64.0% in the prior year primarily due to higher raw material turpentine costs, and additional depreciation and amortization expenses resulting from the completion of major capital projects and the acquisitions made during the fourth quarter of 1996.

BBA
Operating
Margin
(Percent)

[BAR CHART]

Selling and Administrative Expenses

Selling and administrative expenses in 1997 increased 5.9% to $98.1 million from $92.6 million in the prior year. This increase includes the effect of acquisitons made during the

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

fourth quarter of 1996. Selling and administrative expenses as a percentage of net sales decreased to 20.0% from 20.6% reflecting a reduction in corporate overhead expense with the relocation of certain administrative services from the UK to the U.S. now complete.

Research and Development Expenses

Research and development expenses increased 5.2% to $23.6 million from $22.5 million in the prior year due primarily to additional creative and technical personnel for the flavor and fragrance segment, and for services performed by Union Camp at its research facility in Princeton, New Jersey. The Company contracts for research services from Union Camp at rates that are intended to approximate the fair value of the services provided. The total charges in 1997 and 1996 were approximately $3.8 million and $3.7 million, respectively.

Income from Operations

Income from operations in 1997 increased 13.3% to $52.7 million from $46.5 million in the prior year. Adverse foreign exchange rate movements negatively impacted operating income by approximately 2%. As a percentage of net sales, income from operations increased to 10.7% from 10.4% reflecting the benefits from plant automation and continuing Company cost reduction programs which resulted in a reduction of the number of employees by approximately 7%, mainly in Europe. Income from operations, exclusive of corporate items, for the flavor and fragrance segment increased 9.3% to $50.5 million from $46.2 million in the prior year primarily due to growth in the International region, including India, South Africa and Eastern Europe. In the aroma chemicals segment, income from operations, exclusive of corporate items, decreased 6.2% to $21.3 million from $22.7 million in the prior year. Continuing cost pressure affecting turpentine-based products and competitive pricing pressure in Europe resulting from the strong Pound Sterling were the primary reasons for the decrease in operating income.

BBA
Operating
Income
($ in Millions)

[BAR CHART]


Other (Income) Expense, Net

Other (income) expense in 1997 was $3.4 million expense compared to $2.6 million income in 1996. The decrease in other income was primarily attributable to a gain on the sale of excess Company land in Widnes, England during the second quarter of 1996. Also, the loss on foreign exchange was higher in 1997 compared to 1996.

Interest Expense

Interest expense in 1997 increased to $3.1 million from $2.4 million in the prior year. The increase in net interest expense is primarily due to the higher level of notes payable outstanding during the first nine months of 1997 and lower capitalized interest for the year compared to 1996.

Income Taxes

Income tax expense increased in 1997 to $15.3 million from $15.2 million in the prior year. The Company's effective tax rate increased to 33.1% from 32.5% in the prior year. The 1997 effective tax rate reflects a deferred tax benefit due to the reduction in the UK statutory income tax rate during the year. The 1996 tax rate reflects the benefit from reduced capital gains taxes on property dispositions in the UK and Australia.

Year Ended December 25, 1996 Compared to
Year Ended December 25, 1995

Net Sales

Net sales for the year ended December 25, 1996 increased 5.8% to $449.4 million from $424.6 million in the prior year. Net sales of flavor and fragrance compounds increased 6.3% to $357.8 million from $336.5 million due to market growth in all operating regions, with sales increase percentages ranging from 4.2% to 8.2%. Net sales of aroma chemicals increased 4.0% to $91.6 million from $88.1 million as a result of improved product mix and higher pricing on certain commodity aroma-chemicals. Net sales in both product segments were adversely affected by the movement in foreign currency exchange rates, primarily the Pound Sterling and currencies in India, Turkey and Japan versus the U.S. dollar. If exchange rates had remained unchanged from 1995 to 1996, the increase in total net sales would have been approximately 9%.

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

Foreign Currency

Operations outside the United States represent a significant portion of the Company's business. The Company operates in a global marketplace and, accordingly, is subject to foreign exchange restrictions and currency fluctuations. Currency fluctuations impact the company in several ways, including (i) the translation of the Company's results of operations and balance sheet initially recorded in foreign currencies into U.S. dollars, (ii) the Company's ability to offer products manufac-

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

tured in foreign markets at competitive prices in local markets and (iii) the settlement of cross-border transactions in foreign currencies. In order to mitigate the impact of currency fluctuations relating to cross-border transactions, the Company, when appropriate, enters into foreign currency hedging transactions. The Company's hedging activities have not had a material impact on the Company's results of operations.

Environmental

The Company is subject to various United States federal, state and local environmental laws and regulations as well as those in the countries outside the United States in which it operates. The Company believes that it is in compliance in all material respects with applicable laws and regulations. The Company has invested approximately $1.5 million, $800,000 and $1.4 million in 1997, 1996 and 1995, respectively, for environmental projects and expects to make total capital expenditures of approximately $3 million for environmental projects in 1998. The Company does not believe that environmental matters currently relevant to its business, taken individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

Acquisitions

During the fourth quarter of 1996, the Company completed three small acquisitions for a combined purchase price of $10.8 million. BBA acquired the remaining shares of its joint venture operations in Italy and the Philippines and purchased a small fragrance compounding company in Argentina. These acquisitions are a strategic step forward in the Company's plan for strengthening our ability to serve important flavor and fragrance markets in Latin America, Southeast Asia and the European continent. The impact of these acquisitions on 1996 results of operations was not significant. In 1997 these acquisitions added approximately $13.8 million of incremental flavor and fragrance sales.

Liquidity and Capital Resources

Cash flow provided by operations in 1997 was $35.6 million, an increase of $800,000 from the prior year. Cash flow provided by operations increased $11.7 million in the year ended December 25, 1996 to $34.8 million from $23.1 million in the prior year. Improved working capital management of inventory levels and receivable collections continues to benefit cash flow provided by operations.

Capital expenditures were $33.5 million, $39.6 million and $25.0 million for 1997, 1996 and 1995 respectively. The aroma chemicals segment, which requires a relatively large investment in chemical processing plants, is more capital intensive than the flavor and fragrance segment, which is engaged in less capital-intensive mixing and blending operations. During 1995, construction began on a new $12 million manufacturing facility in the People's Republic of China and the Company purchased land in Turkey for expansion plans in its flavor and fragrance segment. Capital expenditures in 1996 included the completion of the China facility and the expansion of aroma chemical production capacity. During 1997, the Company purchased a flavor manufacturing plant in Mexico and began construction on a new plant in Turkey. The Company plans to spend a total of approximately $36 million in 1998 for capital improvements.

During 1997, working capital increased $11.8 million to $101.9 million from $90.1 million in the prior year due primarily to a reduction in current liabilities, mainly from a decrease in notes payable. During 1996, working capital decreased $3.6 million to $90.1 million from $93.7 million in the prior year due primarily to increases in notes payable, accounts payable and accrued liabilities partially offset by increases in trade receivables and inventories.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
          Management's Discussion and Analysis of Financial Condition
                     and Results of Operations (continued)

The Company has revolving credit facilities in numerous countries other than the United States which provide for aggregate availability of $75.1 million. In addition, the Company has a $19.6 million, three year committed multi-option borrowing facility from a leading European bank. At December 25, 1997 approximately $35.4 million was outstanding under these facilities and included in notes payable ($41.0 million as of December 25, 1996). Commitment fees are either nominal or zero. Covenants, to the extent they exist, are presently being met. Borrowings under these agreements bear interest at local market rates which ranged from 1.9% to 20.0% in local currencies during 1997.

During 1995, the Company established revolving bank credit facilities under which the Company may obtain unsecured borrowings up to $25.0 million in the United States. Any borrowings under these facilities would incur interest at the prevailing prime rate or U.S. dollar LIBOR rate. As of December 25, 1997, $400,000 was outstanding and included in notes payable ($2.2 million as of December 25, 1996). There are no commitment fees or borrowing covenants.

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

The Company is currently in the process of evaluating its computer software and database to assure that any modifications required to be "Year 2000" compliant are made in a timely manner. Management does not expect the financial impact of such modifications to be material to the Company's financial position or results of operations in any period.

Quarterly Information (Unaudited)
($ in thousands, except per share)
                                                            Net Income  Net Income
                                        Gross         Net    Per Share   Per Share
                           Net Sales    Profit      Income      Basic     Diluted
-----------------------------------------------------------------------------------
1997
        Fourth Quarter ... $123,897     $44,626     $ 7,163     $.37         $.37
        Third Quarter ....  122.577      42,764       8,105      .42          .42
        Second Quarter ...  125,704      45,701       8,471      .44          .44
        First Quarter ....  118,407      41,362       7,242      .38          .37
-----------------------------------------------------------------------------------
1996

        Fourth Quarter ... $116,474     $39,869     $ 6,713     $.35         $.35
        Third Quarter ....  112,463      40,729       7,884      .41          .41
        Second Quarer ....  113,539      41,641      10,020      .52          .52
        First Quarter ....  106,889      39,346       6,938      .36          .35
-----------------------------------------------------------------------------------
1995

        Fourth Quarter ... $107,677     $37,844     $ 6,599     $.34         $.34
        Third Quarter ....  111,939      41,753       8,450      .44          .44
        Second Quarter ...  107,662      41,356       8,497      .44          .44
        First Quarter ....   97,338      36,520       6,900      .36          .35
-----------------------------------------------------------------------------------

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                       Consolidated Statements of Income
                       ($ in thousands, except per share)

Year Ended December 25,                             1997         1996          1995
-----------------------------------------------------------------------------------
Net sales....................................   $490,585     $449,365      $424,616
Costs and other charges:
        Cost of goods sold...................    316,132      287,780       267,143
        Selling and administrative expenses..     98,076       92,573        87,412
        Research and development expenses....     23,640       22,481        19,864
-----------------------------------------------------------------------------------
Income from operations.......................     52,737       46,531        50,197
Interest expense.............................      3,075        2,417         3,597
Other (income) expense, net..................      3,362       (2,647)         (318)
-----------------------------------------------------------------------------------
Income before income taxes...................     46,300       46,761        46,918
Income taxes.................................     15,319       15,206        16,472
-----------------------------------------------------------------------------------
Net income...................................   $ 30,981     $ 31,555      $ 30,446
===================================================================================
Net income per share - basic.................      $1.61        $1.64         $1.58
                     - diluted...............      $1.60        $1.63         $1.57
===================================================================================

See the accompanying notes to the Consolidated Financial Statements.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                          Consolidated Balance Sheets
                                ($ in thousands)

As of December 25,                                                 1997         1996
------------------------------------------------------------------------------------
Assets
Cash and cash equivalents..............................        $  4,358     $  4,330
Receivables, net.......................................          88,841       91,404
Inventories............................................         102,491      102,217
Other..................................................           5,706        3,623
------------------------------------------------------------------------------------
        Total current assets...........................         201,396      201,574
Property, plant and equipment, net.....................         177,217      165,577
Other assets...........................................          45,530       40,648
------------------------------------------------------------------------------------
        Total Assets...................................        $424,143     $407,799
=====================================================================================
Liabilities and Stockholders' Equity

Notes payable and current maturities...................        $ 35,833     $ 43,180
Accounts payable.......................................          37,519       38,322
Accrued liabilities....................................          24,713       28,553
Income and other taxes.................................           1,474        1,462
------------------------------------------------------------------------------------
        Total current liabilities......................          99,539      111,517
Long-term debt.........................................           3,456        2,009
Deferred income taxes..................................          22,105       20,323
Other long-term liabilities............................          10,651       10,817
Stockholders' equity (Shares outstanding 1997:
         19,258,800; 1996: 19,222,200).................         288,392      263,133
------------------------------------------------------------------------------------
        Total Liabilities and Stockholders' Equity.....        $424,143     $407,799
====================================================================================


See accompanying notes to the Consolidated Financial Statements.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                     Consolidated Statements of Cash Flows
                                ($ in thousands)

Year Ended December 25,                                        1997          1996               1995
-----------------------------------------------------------------------------------------------------
Cash provided by (used for) operations:
        Net income......................................   $ 30,981      $ 31,555           $ 30,446
        Adjustments to reconcile net income to
                cash provided by operations:
                        Depreciation and amortization...     16,930        13,445             12,661
                        Deferred income taxes...........      1,574         2,702              2,637
                        Loss/(gain) on sale of assets...         22        (4,646)              (603)
                        Other...........................      2,018          (126)              (565)
        Changes in operational assets and liabilities,
            net of acquisitions:
                        Receivables, net................     (5,986)       (4,723)           (10,516)
                        Inventories.....................     (6,790)       (1,923)           (13,890)
                        Other assets....................     (6,800)       (5,072)            (5,427)
                        Accounts payable, taxes and
                           other liabilities............      3,661         3,595              8,359
-----------------------------------------------------------------------------------------------------
                        Cash provided by operations.....     35,610        34,807             23,102
-----------------------------------------------------------------------------------------------------
Cash provided by (used for) investment activities:
        Capital expenditures............................    (33,481)      (39,629)           (25,044)
        Proceeds on sale of assets......................        436         5,198                883
        Payments for acquisitions.......................     (4,154)       (6,036)              --
        Other...........................................       --              74             (1,836)
-----------------------------------------------------------------------------------------------------
                Cash used for investment activities.....    (37,199)      (40,393)           (25,997)
-----------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities:
        Proceeds from issuance of common stock, net.....        681            67                 48
        Change in notes payable, net....................     (1,655)        7,212              8,742
        Proceeds from issuance of long-term debt........      1,852          --                  292
        Repayments of long-term debt....................         (3)       (2,420)            (2,953)
-----------------------------------------------------------------------------------------------------
                Cash provided by financing activities...        875         4,859              6,129
-----------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash.................        742            91               (278)
-----------------------------------------------------------------------------------------------------
Increases (decreases) in cash and cash equivalents......         28          (636)             2,956
Balance at beginning of period..........................      4,330         4,966              2,010
-----------------------------------------------------------------------------------------------------
Balance at end of period................................   $  4,358      $  4,330           $  4,966
=====================================================================================================

See the accompanying notes to the Consolidated Financial Statements.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements

-------------------------------------------------------------------------------
1.  Significant Accounting Policies

Principles of Consolidation and Preparation of Financial Statements

The consolidated financial statements present the operating results and the financial position of the company and all of its subsidiaries. All significant intercompany transactions are eliminated.

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

Inventories

Inventories are stated at the lower of cost or market and include the cost of materials, labor and manufacturing overhead. Finished goods, work in process and raw materials of domestic chemical operations are valued at last in, first out
(LIFO) cost. Supplies and all other inventories are valued at first in, first out (FIFO) or average costs.

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

Goodwill

The excess of the cost over the fair value of net assets of acquired businesses is recorded as goodwill and is generally amortized on a straight-line basis over appropriate periods not to exceed 40 years. The Company reviews the goodwill recoverability period on a regular basis.

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

Income Taxes

Deferred taxes represent liabilities to be paid or assets to be received in the future and tax rate changes would immediately affect those liabilities or assets. Deferred income taxes are recorded using enacted tax rates in effect for the year temporary differences are expected to reverse. Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the businesses of those companies.

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

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
-------------------------------------------------------------------------------

are matched with the offsetting exchange gains and losses recorded for exchange rate fluctuations on the underlying assets and liabilities.

Revenue Recognition

Revenues are recognized upon the passage of title, which is generally at the time of shipment.

Earnings Per Share

In accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 128 "Earnings Per Share", the Company is presenting its net income per share on a `basic' and `diluted' basis. Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is based on the weighted average number of shares outstanding adjusted for any common stock equivalents.

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

2. Related Party Transactions

Bush Boake Allen Inc. ("BBA" or the "Company"), was a wholly-owned subsidiary of Union Camp Corporation ("Union Camp") prior to an initial public offering ("IPO") of the Company's stock in May 1994. Union Camp owns 13,150,000 shares of BBA common stock.

The Company enters into various operating transactions with Union Camp and its subsidiaries. These transactions include trade purchases of raw materials to be used in certain of the Company's manufacturing processes. The net trade purchases from Union Camp for 1997, 1996 and 1995 were $1.8 million, $1.5 million and $1.0 million, respectively. Concurrent with the May 1994 IPO, the Company and Union Camp entered into a Supply Agreement relating to the terms and conditions pursuant to which the Company purchases, at approximate fair market value, turpentine from Union Camp as well as turpentine procured by Union Camp from other sources for sale to the Company.

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

Union Camp or BBA may terminate any or all of the services covered by the Services Agreement upon ninety days prior written notice, except for research and development services which will require two years prior written notice. The rates charged by Union Camp to the Company are intended to approximate the fair value of the services provided to the Company. The total charges approximated $4.0 million, $4.0 million and $3.5 million in 1997, 1996 and 1995, respectively. At December 25, 1997 and 1996, the net payable to Union Camp was approximately $800,000 and $1.1 million, respectively, which is payable on demand.

There was no interest expense to Union Camp in 1997 or 1996. Interest expense to Union Camp was approximately $500,000 in 1995.

3. Supplemental Information

Statements of Income

Total interest costs incurred and amounts capitalized for each of the years ended December 25 were:

                                            1997          1996          1995
                                                     ($ in thousands)
                                           ---------------------------------
Total interest .......................... $3,599        $3,062        $3,637
Interest capitalized ....................   (524)         (645)          (40)
                                          ------------------------------------
        Net interest expense ............ $3,075        $2,417        $3,597
                                          ====================================

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                  Notes to Consolidated Financial Statements
                                 (continued)
--------------------------------------------------------------------------------

3. Supplemental Information (continued)

Total other (income) expense, net includes loss from foreign exchange of $2.0 million in 1997, $1.5 million in 1996 and $300,000 in 1995.

Balance Sheets
                                                   As of December 25,
                                                   ------------------
                                                     1997      1996
                                                   ------------------
                                                    ($ in thousands)
Receivables, net
        Trade ...................................  $82,743    $86,028
        Other ...................................    8,074      7,676
                                                   ------------------
                                                    90,817     93,704
        Less allowance for doubtful accounts ....    1,976      2,300
                                                   ------------------
                Total ...........................  $88,841    $91,404
                                                   ==================

     There were no significant uncollectible accounts written off during 1997, 1996 or 1995 that were not previously reserved.
                                                   As of December 25,
                                                   ------------------
                                                     1997      1996
                                                   ------------------
                                                    ($ in thousands)
Inventories
        Finished goods .......................... $ 29,035   $ 30,156
        Raw materials ...........................   54,621     55,077
        Work in process .........................   14,170     12,579
        Supplies ................................    4,665      4,405
                                                  -------------------
                Total ........................... $102,491   $102,217
                                                  ===================

     As of December 25, 1997 and 1996, finished goods, work in process and raw materials totaling $10.5 million and $25.6 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $9.5 million and $7.9 million in 1997 and 1996, respectively.
                                                   As of December 25,
                                                   ------------------
                                                     1997      1996
                                                   ------------------
                                                    ($ in thousands)
Other current assets
        Prepayments ............................. $  3,148   $  3,623
        Other ...................................    2,558          -
                                                  -------------------
                Total ........................... $  5,706   $  3,623
                                                  ===================
Property, plant and equipment
        Land .................................... $  5,118   $  5,374
        Buildings and improvements ..............   54,695     45,589
        Machinery and equipment .................  219,352    198,752
        Construction in progress ................   22,624     31,000
                                                  -------------------
                                                   301,789    280,715
        Less accumulated depreciation ...........  124,572    115,138
                                                  -------------------
Property, plant and equipment, net .............. $177,217   $165,577
                                                  ====================
     The Company's capital spending backlog under approved projects was approximately $47.6 million at year-end 1997.
                                                   As of December 25,
                                                   ------------------
                                                     1997      1996
                                                   ------------------
                                                    ($ in thousands)
Other non-current assets
        Pension asset ...........................  $30,829    $27,000
        Intangible assets .......................   10,945     12,272
        Other ...................................    3,756      1,376
                                                   ------------------
                Total ...........................  $45,530    $40,648
                                                   ==================

     Included within intangible assets as of December 25, 1997 and 1996 was goodwill of $10.7 million and $11.5 million, respectively.
                                                   As of December 25,
                                                   ------------------
                                                     1997      1996
                                                   ------------------
                                                    ($ in thousands)
Accrued liabilities
        Payroll .................................  $ 7,616    $ 7,148
        Payable to Union Camp ...................      796      1,140
        Deferred payments on acquisitions .......      925      4,784
        Other ...................................   15,376     15,481
                                                   ------------------
                Total ...........................  $24,713    $28,553
                                                   ==================
Other long-term liabilities
        Postretirement benefits .................  $ 3,198    $ 2,854
        Deferred revenue ........................    2,234      3,350
        Other ...................................    5,219      4,613
                                                   ------------------
                Total ...........................  $10,651    $10,817
                                                   ==================

Statements of Cash Flows

Cash paid for income taxes was $13.1 million in 1997, $12.3 million in 1996 and $8.9 million in 1995. Cash paid for interest, net of amounts capitalized, was $3.3 million in 1997, $2.5 million in 1996 and $3.5 million in 1995. In 1996, the Company completed three small acquisitions for a combined purchase price of $10.8 million. In connection with these acquisitions, the Company paid $6.0 million in cash in 1996 and incurred fixed deferred payments of $4.8 million, of which $3.9 million was paid in 1997.

Fair Value Disclosures of Financial Instruments

The carrying amounts of certain financial instruments (cash, short-term investments, trade receivables and payables, long-term debt and forward foreign exchange contracts) approximate their fair values. The carrying values of cash, short-term investments and trade receivables and payables approximate

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

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

At December 25, 1997, the Company had outstanding foreign exchange contracts valued at $49.6 million, primarily denominated in European and Asian currencies. These contracts mature in the first half of 1998. The purpose of these contracts is to neutralize foreign currency transaction risk generated by the Company's firm foreign currency business commitments. The change in value of the contracts resulting from changes in the respective foreign currency rates versus the U.S. dollar is accrued monthly and credited or charged to foreign exchange gain or loss. Foreign currency commitment exposures are evaluated on an ongoing basis and foreign contracts are adjusted as required to match cover with existing commitments. Currently, contracts are limited to currencies with established forward markets and counterparties, which meet Moody's credit rating of A1 or better.

4. Debt

The Company had outstanding debt comprised as follows:
                                                   As of December 25,
                                                   ------------------
                                                     1997      1996
                                                   ------------------
                                                    ($ in thousands)

Notes payable ...................................  $35,828    $43,172
Current installments of long-term debt ..........        5          8
Long-term debt ..................................    3,456      2,009

The Company has revolving local bank credit facilities in numerous countries outside the United States which provide for aggregate borrowing availability, expressed in U.S. dollars, of approximately $75.1 million. In addition, the Company has available a $19.6 million, three year committed multi-option borrowing facility from a leading European bank.

As of December 25, 1997, $35.4 million was outstanding and included in notes payable, compared with $41.0 million as of December 25, 1996. Commitment or facility fees are either nominal or zero. Borrowing covenants, to the extent they exist, are presently being met.

Borrowings under bank agreements bear interest at local market rates, which ranged from 1.9% to 20.0% in local currencies during 1997.

The Company has revolving bank credit facilities under which the Company may obtain unsecured borrowings up to $25.0 million in the United States. Any borrowings under these facilities would incur interest at the prevailing prime rate or other market rates. As of December 25, 1997, $400,000 was outstanding and included in notes payable, compared with $2.2 million as of December 25, 1996. There are no commitment fees or borrowing covenants.

The Company's $3.5 million in long-term debt, payable in 1999 and 2000, has been issued in Australia and Turkey to satisfy the Company's financing needs, at annual interest rates of 5.9% and 5.94%, respectively.

5. Income Taxes

The components of income before income taxes were:

                                            Year Ended December 25,
                                        -----------------------------
                                          1997       1996       1995
                                        -----------------------------
                                               ($ in thousands)
Domestic .............................  $ 8,571    $ 4,733    $ 3,274
Foreign ..............................   37,729     42,028     43,644
                                        -----------------------------
        Income before
                income taxes .........  $46,300    $46,761    $46,918
                                        =============================

The provision for income taxes is comprised of the following:

                                            Year Ended December 25,
                                        -----------------------------
                                          1997       1996       1995
                                        -----------------------------
                                               ($ in thousands)
Current
        Federal ......................  $ 1,843    $ 2,254    $   889
        State and local ..............      332        382        199
        Foreign ......................   11,570      9,868     12,747
                                        -----------------------------
                                        $13,745    $12,504    $13,835
                                        -----------------------------
Deferred
        Federal ......................  $   963    $  (675)   $   655
        State and local ..............        5        (93)        (9)
        Foreign ......................      606      3,470      1,991
                                        -----------------------------
                                          1,574      2,702      2,637
                                        -----------------------------
                Total ................  $15,319    $15,206    $16,472
                                        =============================

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                                      (continued)
--------------------------------------------------------------------------------

5. Income Taxes (continued)

The significant components of the cumulative deferred tax liability are as follows:

                                                   As of December 25,
                                                   ------------------
                                                     1997      1996
                                                   ------------------
                                                    ($ in thousands)

Deferred federal taxes
        Depreciation ...........................   $ 6,008    $ 5,103
        Other ..................................    (3,574)    (3,637)
Deferred foreign  taxes
        Pensions ...............................     9,107      8,412
        Other ..................................    10,564     10,445
                                                   ------------------
                Total ..........................   $22,105    $20,323
                                                   ==================
A detailed analysis of the effective tax rate is as follows:

                                               Year Ended December 25,
                                               -----------------------
                                                1997    1996    1995
                                               -----------------------
Statutory federal tax rate .................    35.0%   35.0%   35.0%
State taxes (net of federal
        tax impact) ........................     0.5     0.4     0.3
Foreign income taxes .......................    (2.8)   (3.7)   (0.2)
Other ......................................     0.4     0.8      -
                                               -----------------------
Effective rate .............................    33.1%   32.5%   35.1%
                                               =======================

Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the business of those companies. As of December 25, 1997, the total of all such undistributed earnings amounts to $126.8 million.

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

6. Stockholders' Equity

                                                                 Additional               Cumulative         Total
                                               Common Stock         Paid-In    Retained  Translation  Stockholders'
                                            Shares     Amounts      Capital    Earnings  Adjustments        Equity
------------------------------------------------------------------------------------------------------------------
                                                               ($ in thousands)
Balance, December 25, 1994 ...............  19,215     $19,215     $167,292     $17,100     $ (9,764)     $193,843
        Net income .......................       -           -           -       30,446            -        30,446
        Issuance of stock for options ....       3           3           45           -            -            48
        Foreign currency translation .....       -           -           -            -       (2,555)       (2,555)
                                            ----------------------------------------------------------------------
Balance, December 25, 1995 ...............  19,218      19,218      167,337      47,546      (12,319)      221,782
                                            ----------------------------------------------------------------------
        Net income .......................       -           -           -       31,555            -        31,555
        Issuance of stock for options ....       4           4           63           -            -            67
        Foreign currency translation .....       -           -           -            -        9,729         9,729
                                            ----------------------------------------------------------------------
Balance, December 25, 1996 ...............  19,222      19,222      167,400      79,101       (2,590)      263,133
                                            ----------------------------------------------------------------------
        Net income .......................       -           -           -       30,981            -        30,981
        Issuance of stock for options ....      37          37          644           -            -           681
        Foreign currency translation .....       -           -           -            -       (6,403)       (6,403)
                                            ----------------------------------------------------------------------
Balance, December 25, 1997 ...............  19,259      $19,259    $168,044    $110,082     $ (8,993)     $288,392
==================================================================================================================

7. Pension Plans

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

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
--------------------------------------------------------------------------------

The following tables set forth the funded status of all the Company's pension plans for 1997 and 1996 and the components of pension expense of all pension plans in 1997, 1996 and 1995:

                                                  December 25, 1997             December 25, 1996
-----------------------------------------------------------------------------------------------------
                                                                Foreign                       Foreign
                                              U.S. Plans          Plans       U.S. Plans        Plans
-----------------------------------------------------------------------------------------------------
                                                                  ($ in thousands)
Actuarial present value of:
        Vested benefit obligation ............  $ 16,835       $127,055        $13,249       $112,257
                                                =====================================================
        Accumulated benefit obligation .......  $ 19,285       $128,281        $15,083       $113,211
                                                =====================================================
Projected benefit obligation .................  $ 25,570       $150,985        $18,969       $134,784
Plan assets at fair value ....................    22,539        167,018         19,702        146,511
Projected benefit obligation in excess
        of (less than) plan assets ...........     3,031        (16,033)          (733)       (11,727)
Unrecognized net gain (loss) .................      (667)       (17,614)         2,015        (17,535)
Unrecognized prior service cost ..............      (104)         1,447           (115)            73
Unrecognized transition asset ................       291          1,371            389          2,189
                                                -----------------------------------------------------
Pension liability (asset) recorded on
        balance sheet ........................  $  2,551       $(30,829)       $ 1,556       $(27,000)
                                                =====================================================

The pension expense for these plans included the following components:

                                            Year Ended December 25,
                                        -----------------------------
                                         1997        1996        1995
                                        -----------------------------
                                               ($ in thousands)
Service cost--benefits earned
        during the period ...........  $  4,982    $  5,400    $  4,622
Interest cost on projected
        benefit obligation ..........    11,802      10,878      10,916
Actual return on assets .............   (28,365)    (16,034)    (18,762)
Net amortization and deferral .......    10,888        (557)      3,789
                                       --------------------------------
Total pension expense (gain) ........  $   (693)   $   (313)   $    565
                                       ================================

The assumptions used in determining the pension expense for these plans were:

                                           Year Ended December 25,
                               ----------------------------------------------
                                   1997            1996             1995
                               ----------------------------------------------
                                U.S. Foreign    U.S. Foreign     U.S. Foreign
                               Plans   Plans   Plans   Plans    Plans   Plans
                               ----------------------------------------------
Rate of salary
        progression ..........  4.75%   6.0%    4.75%   6.0%    4.75%   7.0%
Expected long-term
        rate of return on
        plan assets ..........  9.5%    10.5%   9.5%    11.5%   9.5%    11.5%

At December 25, 1997 and 1996, the discount rates used to determine the pension benefit obligation were 7.0% and 7.5%, respectively, for the U.S. plans and 7.0% and 8.0%, respectively, for the foreign plans.

8. Postretirement Benefits

The Company has a contributory postretirement health care plan covering primarily its U.S. salaried employees. Employees become eligible for these benefits when they meet minimum age and service requirements. The Company funds its plans on a "pay-as-you-go" basis in an amount equal to the retirees' medical claims paid.

The components of the APBO as of December 25, 1997 and 1996 are as follows:

                                                    1997         1996
                                                  -------------------
                                                   ($ in thousands)
Retirees .......................................  $  399       $  180
Fully eligible active plan participants ........     452          316
Other active plan participants .................   2,729        2,246
Unrecognized net gain (loss) ...................    (282)         112
                                                  -------------------
Accrued postretirement benefits
        obligation .............................  $3,298       $2,854
                                                  ===================

This obligation includes the estimated postretirement obligation of all active employees as of December 25, 1997 and 1996.

The components of the net periodic expense for the years ended December 25, 1997, 1996 and 1995 are as follows:

                                              1997       1996       1995
                                              --------------------------
                                                   ($ in thousands)
Service cost--benefits earned
        during period ......................  $298       $315       $155
Interest cost on accumulated benefit
        obligation .........................   210        221        136
Net amortization and deferral ..............     -          -       (131)
                                              --------------------------
Net periodic postretirement
        benefit expense ....................  $508       $536       $160
                                              ==========================

At December 25, 1997 and 1996, the discount rates used to determine the accumulated postretirement benefit obligation were 7.0% and 7.5%, respectively.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                                  (continued)

--------------------------------------------------------------------------------

8. Postretirement Benefits (continued)

For measurement purposes, an 8.0% increase in the medical cost trend rate was assumed for 1997. This rate decreases incrementally to 5.0% after seven years and will remain at that level thereafter. It is estimated that a 1% increase in the medical cost trend rate would increase the accumulated postretirement benefit obligation as of December 25, 1997 by $603,000 and the net periodic expense for 1997 by $99,000.

9. Employee Stock Option Plan

In February 1994, the Company adopted the BBA Stock Option and Stock Award Plan (the "Plan"). The Plan provides for the grant of options or awards to officers and key employees of the Company and its subsidiaries at prices not less than 100% of the fair market value at the date of grant. Such options and awards generally become exercisable two or three years after the date of grant and expire ten years from that date. The Plan initially makes available up to 750,000 shares of Common Stock, increased on May 1 of each year from May 1, 1995 to May 1, 2003, inclusive, by one percent of the number of shares of Common Stock outstanding on the immediately preceding April 30 (the "Annual Increment"). Under the Plan, 150,000 shares plus 20% of the Annual Increment may be awarded as restricted stock and no more than 1,000,000 shares in the aggregate may be awarded as incentive stock options. Recipients of restricted stock are entitled to receive cash dividends, if any, and to vote their respective shares. Certain restrictions will limit the sale or transfer of these shares during the specified restriction period. Concurrent with the IPO, the Company granted options to purchase approximately 500,000 shares of Common Stock to officers and key employees of the Company which will become exercisable at a rate of 20% per year.

     At the end of 1997, 543,185 shares were available for future grants under the 1994 plan. The options outstanding at December 25, 1997 do not have stock appreciation rights attached.

The Company has adopted the disclosure provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, total compensation cost recognized in income for stock-based compensation would have been $497,000 in 1997, $516,000 in 1996 and $67,000 in 1995 on a pro forma basis. Also, if SFAS No. 123 had been adopted, pro forma net income and earnings per share would have been $30.4 million or $1.58 per share basic and $1.57 per share diluted in 1997, $31.2 million or $1.63 per share basic and $1.62 per share diluted in 1996 and $30.4 million or $1.58 per share basic and $1.57 per share diluted in 1995.

The following table summarizes activity in the Company's stock option plan during 1997, 1996 and 1995:

                                           1997                       1996                    1995
                                    -----------------------------------------------------------------------
                                                Weighted                   Weighted                Weighted
                                                 Average                    Average                 Average
                                                Exercise                   Exercise                Exercise
                                     Shares        Price        Shares        Price     Shares        Price
                                    -----------------------------------------------------------------------
Options outstanding
         at beginning of year ....  563,520       $19.28       544,707       $19.07    453,500       $16.46
Granted ..........................  230,520       $28.75        33,428       $25.00     94,207       $31.58
Exercised ........................  (36,600)      $18.60        (4,200)      $16.00     (3,000)      $16.00
Forfeited ........................  (17,813)      $20.81       (10,415)      $27.84       --           --
                                    -----------------------------------------------------------------------
Options outstanding
        at end of year ...........  739,627       $22.21       563,520       $19.28    544,707       $19.07
                                    -----------------------------------------------------------------------
Options exercisable
        at end of year ...........  317,227       $20.29       192,500       $17.08     87,600       $16.00
                                    =======================================================================

                     BUSH BOAK ALLEN INC. AND SUBSIDIARIES


--------------------------------------------------------------------------------

For options outstanding as of the end of 1997, the range of exercise prices was $16.00 to $32.25 per share and the weighted average remaining contractual life was 7.6 years. The weighted average fair value on the date of grant was $11.11 for options granted in 1997, $9.37 for options granted in 1996 and $11.31 for options granted in 1995.

Fair value was determined through the use of the Black-Scholes options pricing formula. For options granted in 1997, the risk-free interest rate was 6.7%, the expected life was 6 years, the expected volatility was 22% and the expected dividend yield was zero, all calculated on a weighted average basis. For options granted in 1996, the risk-free interest rate was 6.0%, the expected life was 6 years, the expected volatility was 23% and the expected dividend yield was zero, all calculated on a weighted average basis. For options granted in 1995, the risk-free interest rate was 5.8%, the expected life was 6 years, the expected volatility was 22% and the expected dividend yield was zero, all calculated on a weight average basis.

10. Supplemental Earnings Per Share Information

($ in thousands, except per share)

                                                                 For the Year Ended December 25,
                            ---------------------------------- ----------------------------------  --------------------------------
                                            1997                              1996                                1995
                             --------------------------------- ---------------------------------
                               Income      Shares    Per Share   Income      Shares     Per Share    Income      Shares   Per Share
                            (Numerator) (Denominator)   Amount (Numerator) (Denominator)   Amount  (Numerator) (Denominator) Amount
                            ---------------------------------- ----------------------------------  --------------------------------
Net Income ................... $30,981                            $31,555                             $30,446
Basic EPS
   Income available to
     common shareholders ..... $30,981    19,237,909    $1.61     $31,555   19,220,238    $1.64       $30,446   19,215,156   $1.58
Effect of Dilutive                                     ======                            ======                             ======
   Securites Stock Options.... $     -       180,368              $     -      169,420                $     -      173,682
                              -----------------------------------------------------------------------------------------------------
Diluted EPS
   Income available to
     common shareholders
     + assumed conversions.... $30,981    19,418,277    $1.60     $31,555   19,389,658    $1.63       $30,446   19,388,838   $1.57
                              =====================================================================================================

In 1997, 1996 and 1995 there were 73,327, 78,292 and 85,207 potential common shares, respectively, excluded from the computation of diluted earnings per share because the effect would have been antidilutive.

11. Commitments and Contingent Liabilities

The Company is involved in various legal proceedings arising in the ordinary course of business. Based upon the information presently available and the Company's evaluation of the proceedings pending, management believes that the determination of any such proceedings or all of them combined will not have a material adverse effect on the Company's business or financial position or results of operations.

12. Segment and Geographic Information

The Financial Accounting Standards Board recently issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the reporting of financial information about a company's operating segments for both interim and annual reporting. The Company is required to adopt this statement in 1998. This statement will not have an impact on reported net income.

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

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   Notes to Consolidated Financial Statements
                                  (continued)
-------------------------------------------------------------------------------

12. Segment and Geographic Information (continued)

The following chart sets forth operating results and other financial data for the principal business segments of the Company for the years ended December 25, 1997, 1996 and 1995.

Segment Information

The Company's business is organized into two operating segments: flavor and fragrance and aroma chemicals. The Company's flavor and fragrance products impart a desired taste or smell to a broad range of consumer products. The Company manufactures its flavors and fragrance products at 20 compounding facilities in 14 countries and maintains sales offices in 39 countries. The Company's aroma chemicals are primarily used as raw materials in fragrance compounds. The Company manufactures its aroma chemicals products primarily at its Jacksonville, Florida and its Widnes, United Kingdom plants.

                                                               Corporate
                                      Flavor &     Aroma       Items and
                                     Fragrance   Chemicals    Unallocated   Consolidated
----------------------------------------------------------------------------------------
                                                    ($ in thousands)
1997
        Net sales to customers ....  $388,690     $101,895          -         $490,585
        Intersegment sales ........      -          25,373     $ (25,373)         --
                                     -------------------------------------------------
        Total net sales ...........   388,690      127,268       (25,373)      490,585
        Operating profit ..........    50,547       21,266       (19,076)       52,737
        Identifiable assets .......   283,320      132,465         8,358       424,143
        Depreciation ..............     8,500        6,533           332        15,365
        Capital expenditures ......    20,716       12,023           742        33,481
1996
        Net sales to customers ....  $357,772      $91,593          -         $449,365
        Intersegment sales ........      -          25,088     $ (25,088)         -
                                     -------------------------------------------------
        Total net sales ...........   357,772      116,681       (25,088)      449,365
        Operating profit ..........    46,239       22,666       (22,374)       46,531
        Identifiable assets .......   272,270      129,455         6,074       407,799
        Depreciation ..............     6,349        5,510           266        12,125
        Capital expenditures ......    28,298       10,616           715        39,629
1995
        Net sales to customers ....  $336,541     $ 88,075          -         $424,616
        Intersegment sales ........       -         22,965     $ (22,965)          -
                                     -------------------------------------------------
        Total net sales ...........   336,541      111,040       (22,965)      424,616
        Operating profit ..........    43,653       24,770       (18,226)       50,197
        Identifiable assets .......   234,272      110,650         4,931       349,853
        Depreciation ..............     5,897        5,186           302        11,385
        Capital expenditures ......    18,649        5,878           517        25,044

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------

12. Segment and Geographic Information (continued)

Operations by Geographic Areas

The Company has operations in 39 countries in North and South America, Europe, Asia, Australia, the Middle East and Africa. The Company's flavor and fragrance business is separately managed in four geographic regions: Americas, Europe, Asia Pacific and International. The aroma chemicals business is managed globally from Jacksonville, Florida and Widnes, United Kingdom. The operations of the Americas region outside of the United States for the purpose of this table are included as a component of "Other".

                                                                                                    Corporate
                                                                            Asia                    Items and
                                            U.S.A.         Europe          Pacific      Other      Unallocated      Consolidated
--------------------------------------------------------------------------------------------------------------------------------
                                                                            ($ in thousands)
1997
        Net sales to customers ........... $147,939        $167,751        $88,043      $86,852          -            $490,585
        Sales between areas ..............   33,328          33,108             26          347      $(66,809)            -
                                           -------------------------------------------------------------------------------------
        Total net sales ..................  181,267         200,859         88,069       87,199       (66,809)         490,585
        Operating profit .................   22,830          27,132         11,290       11,140       (19,655)          52,737
        Identifiable assets ..............   92,122         204,683         70,760       48,220         8,358          424,143
1996
        Net sales to customers ........... $135,789        $160,135        $78,778      $74,663           -           $449,365
        Sales between areas ..............   25,604          30,669             25          275      $(56,573)            -
                                           -------------------------------------------------------------------------------------
        Total net sales ..................  161,393         190,804         78,803       74,938       (56,573)         449,365
        Operating profit .................   19,812          29,136         11,093        8,605       (22,115)          46,531
        Identifiable assets ..............   89,271         184,198         81,277       46,979         6,074          407,779
1995
        Net sales to customers ........... $130,024        $154,280        $72,839      $67,473           -           $424,616
        Sales between areas ..............   22,471          28,457            188          274      $(51,390)            -
                                           -------------------------------------------------------------------------------------
        Total net sales ..................  152,495         182,737         73,027       67,747       (51,390)         424,616
        Operating profit .................   16,873          32,076         11,300        8,245       (18,297)          50,197
        Identifiable assets ..............   80,387         163,755         60,661       40,119         4,931          349,853

                            Report of Independent Accountants

-------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Bush Boake Allen Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and of cash flows present fairly, in all material respects, the financial position of Bush Boake Allen Inc. and its subsidiaries at December 25, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP


Morristown, New Jersey
January 30, 1998

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

                               Five-Year Summary
                       ($ in thousands, except per share)
-------------------------------------------------------------------------------


Operating Results                                             1997          1996           1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------
        Net Sales....................................     $490,585      $449,365       $424,616       $374,991       $336,333
        Costs and Other Charges......................      437,848       402,834        374,419        333,233        302,558
------------------------------------------------------------------------------------------------------------------------------
                Income From Operations...............       52,737        46,531         50,197         41,758         33,775
------------------------------------------------------------------------------------------------------------------------------
        Interest Expense.............................        3,075         2,417          3,597          4,258          2,338
        Other (Income) Expense-Net...................        3,362        (2,647)          (318)          (544)        (1,295)
------------------------------------------------------------------------------------------------------------------------------
                Income Before Income Taxes...........       46,300        46,761         46,918         38,044         32,732
        Income Taxes.................................       15,319        15,206         16,472         12,501         12,175
------------------------------------------------------------------------------------------------------------------------------
                Net Income...........................       30,981        31,555         30,446         25,543         20,557
------------------------------------------------------------------------------------------------------------------------------
Per Share(1)
        Net Income - basic...........................         1.61          1.64           1.58           1.33           1.07
                   - diluted.........................         1.60          1.63           1.57           1.32           1.07
        Stockholders' Equity.........................        14.97         13.69          11.54          10.09           4.44
------------------------------------------------------------------------------------------------------------------------------
Financial Position at Year-End
        Current Assets...............................      201,396       201,574        190,695        162,516        172,882
        Current Liabilities..........................       99,539       111,517         96,992         80,895        169,515
------------------------------------------------------------------------------------------------------------------------------
        Working Capital..............................      101,857        90,057         93,703         81,621          3,367
        Total Assets.................................      424,143       407,799        349,853        307,568        303,415
------------------------------------------------------------------------------------------------------------------------------
        Long-Term Debt...............................        3,456         2,009          3,731          6,554          5,846
        Debt Payable to Union Camp...................         -             -                 -              -         20,000
        Stockholders' Equity.........................      288,392       263,133        221,782        193,843         85,291
------------------------------------------------------------------------------------------------------------------------------
        Percent of Long-Term Debt to Total Capital...          1.2%          0.8%           1.7%           3.3%          23.3%
------------------------------------------------------------------------------------------------------------------------------
Additional Data
        Gross Profit Margin..........................         35.6%         36.0%          37.1%          37.0%          35.7%
        Operating Margin.............................         10.7%         10.4%          11.8%          11.1%          10.0%
        Depreciation and Amortization................     $ 16,930      $ 13,445       $ 12,661       $ 10,678       $ 10,900
        Capital Expenditures (excluding
           acquisitions).............................     $ 33,481      $ 39,629       $ 25,044       $ 18,250       $ 36,603
------------------------------------------------------------------------------------------------------------------------------

(1) Net Income Per Share prior to 1995 and Stockholders' Equity Per Share prior to 1994 are based on pro forma shares outstanding of 19,215,000.

                                BUSH BOAKE ALLEN INC.
                               Directors and Officers

-------------------------------------------------------------------------------

Board of Directors                           Corporate Officers

Julian W. Boyden                             Julian W. Boyden
Chairman of the Board, President             Chairman, President and
and Chief Executive Officer                  Chief Executive Officer

James M. Reed                                James H. Dunsdon
Vice Chairman of the Board of the            Executive Vice President
Company; retired Vice Chairman
of the Board and Chief Financial             Fred W. Brown
Officer of Union Camp Corporation.           Vice President and
                                             Chief Financial Officer
Peter L. Acton
Vice President and General                   T. John Dunlea
Manager, Union Camp                          Vice President
Chemical Products Division                   Asia Pacific Region

Thomas R. Crane, Jr.                         Bruce J. Edwards
Former President and Chief                   Vice President
Executive Officer of Castrol                 International Region
North America Holdings Inc.
                                             Jos Kleppers
L. Robert Pfund                              Vice President
Retired Corporate Group                      Europe Region
Vice President of Avon
Products, Inc.                               Ronald A. Landis
                                             Vice President
George J. Sella, Jr.                         Human Resources and Safety
Retired Chairman of the Board
and Chief Executive Officer of               P. C. Mathew
American Cyanamid Company.                   Vice President
                                             Aroma and Terpene Chemicals
William H. Trice
Former Chairman of the Board of              Dennis M. Meany
the Company; Retired Executive               Vice President
Vice President of Union Camp                 General Counsel and
Corporation.                                 Secretary

                                             Peter A. Thorburn
                                             Vice President
                                             Global Chemical Sales
                                             and Marketing

                                             John R. Wright
                                             Vice President
                                             Commerce and Technology

                                             Kenneth M. McHugh
                                             Controller

                                             Charles D. Weller
                                             Treasurer

                                             Richard J. Aiello
                                             Assistant Controller

                                             Alan R. Kelsey
                                             Assistant Secretary

                                             James M. Brannick
                                             Assistant Treasurer

                             BUSH BOAKE ALLEN INC.
                             Shareholder Information
-------------------------------------------------------------------------------

Corporate Headquarters                     Quarterly Earnings Reports
7 Mercedes Drive                           The company does not issue printed
Montvale, New Jersey 07645                 Quarterly Reports to Shareholders
(201) 391-9870                             since we believe they are not timely
                                           or cost effective. Quarterly earnings
Annual Meeting                             are dissem-inated regularly and
The 1998 Annual Meeting will be held       widely through news wire services and
at 11:00 am (EST) on May 6, 1998 at        the media.
the Woodcliff Lake Hilton, Woodcliff            Stockholders desiring copies of
Lake, New Jersey.                          these earnings releases as well as
                                           individuals or organizations seeking
Stock Exchange Listing                     further information about the company
The common stock of Bush Boake Allen       should write to Stewart J. Phelps,
Inc. is traded on the New York Stock       Director Corporate Communications at
Exchange (ticker symbol BOA).              the corporate headquarters address.

Stockholder Records                        SEC Form 10-K
Transfer agent is The Bank of                   A copy of the annual report on
New York, 101 Barclay Street, 12 W,        Form 10-K for 1997 as filed with the
New York, New York 10286                   Securities and Exchange Commission
                                           may be obtained without charge by
Inquiries relating to change of            writing to Stewart J. Phelps,
registered ownership or change of          Director Corporate Communications, at
address should be forwarded to:            the corporate headquarters address.

The Bank of New York
P.O. Box 11258
Church Street Station
New York, New York 10286-1258
(800) 524-4458 or (212) 815-5800


[LOGO]

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