Form 10-K405, Exhibit 13
period 1998-12-25
BUSH BOAKE ALLEN INC
filed 1999-03-18
CIK 919998

                                                  [LOGO] Bush Boake Allen Inc


1998
Annual
Report



[PHOTO]



FLAVORS
FRAGRANCES
AROMA CHEMICALS


                             enhancing the essence of life

                             Bush Boake Allen Inc.

                            Shareholder Information

CORPORATE HEADQUARTERS
7 Mercedes Drive
Montvale, New Jersey 07645
(201) 391-9870

ANNUAL MEETING
The 1999 Annual Meeting will be held at 11:00 am (EDT) on September 8, 1999 at the Montvale Holiday Inn, Montvale, New Jersey.

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


QUARTERLY EARNINGS REPORTS
The company does not issue printed Quarterly Reports to Shareholders since we believe they are not timely or cost effective. Quarterly earnings are disseminated regularly and widely through news wire services, the media, and the company's internet website; www.bushboakeallen.com.

     Stockholders desiring copies of these earnings releases, as well as individuals or organizations seeking further information about the company, should write to Stewart J. Phelps, Director Corporate Communications at the corporate headquarters address.

SEC FORM 10-K
A copy of the annual report on Form 10-K for 1998 as filed with the Securities and Exchange Commission may be obtained without charge by writing to Stewart J. Phelps, Director Corporate Communications, at the corporate headquarters address.


[LOGO]



STATEMENTS IN THIS ANNUAL REPORT WHICH ARE NOT HISTORICAL ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH RISKS AND UNCERTAINTIES WITH RESPECT TO BUSH BOAKE ALLEN'S BUSINESS INCLUDE GENERAL ECONOMIC CONDITIONS, CUSTOMERS CHANGING FLAVOR AND/OR FRAGRANCE FORMULATIONS, PRICING, AVAILABILITY AND CAPACITY OF BOTH MATERIALS WHICH ARE PURCHASED AND PRODUCTS WHICH ARE SOLD, POTENTIAL DISRUPTION TO OPERATIONS FROM YEAR 2000 ISSUES, THE EFFECT OF THE TRANSITION TO THE EURO AND POLITICAL AND ECONOMIC UNCERTAINTIES, CURRENCY FLUCTUATIONS, DEVALUATIONS AND/OR REVALUATIONS IN THE MANY COUNTRIES IN WHICH THE COMPANY OPERATES. THE COMPANY ASSUMES NO DUTY TO UPDATE ANY SUCH FORWARD-LOOKING INFORMATION.

FINANCIAL HIGHLIGHTS
($ IN THOUSANDS, EXCEPT PER SHARE)

                                                 1998           1997       % Change
-------------------------------------------------------------------------------------
Sales and Earnings:
        Net Sales .....................      $485,374       $490,585             (1)
        Income From Operations ........        56,844         52,737              8
        Income Before Income Taxes ....        50,666         46,300              9
        Net Income ....................        33,692         30,981              9
-------------------------------------------------------------------------------------
Per Share:
        Net Income - basic ............      $   1.75       $   1.61              9
                   - diluted ..........          1.74           1.60              9
        Stockholders' Equity ..........         16.62          14.97             11
-------------------------------------------------------------------------------------
Ratios:
        Net Income to Net Sales .......           6.9%           6.3%
        Long-Term Debt to Total Capital           3.2            1.2
-------------------------------------------------------------------------------------
Financial Position at Year-End:
        Total Assets ..................      $458,410       $424,143              8
        Long-Term Debt ................        10,354          3,456            200
        Stockholders' Equity ..........       320,521        288,392             11
-------------------------------------------------------------------------------------
Additional Information:
        Cash Provided by Operations ...      $ 47,110       $ 35,610             32
        Capital Expenditures ..........        35,961         33,481              7
        Number of Employees ...........         1,977          1,964              1
-------------------------------------------------------------------------------------


NET SALES                                NET INCOME
($ in Millions)                          ($ in Millions)

[BAR CHART]                              [BAR CHART]

BUSH BOAKE ALLEN WORLDWIDE


AMERICAS REGION                        KENYA
ARGENTINA                              Nairobi
Buenos Aires                           PAKISTAN
BRAZIL                                 Karachi
Sao Paulo                              POLAND
CANADA                                 Warsaw
Montreal                               RUSSIA
Toronto                                Moscow
CHILE                                  SLOVAKIA
Santiago                               Bratislava
COLOMBIA                               SOUTH AFRICA
Bogota                                 Cape Town
JAMAICA                                Durban
Kingston                               Johannesburg
MEXICO                                 TURKEY
Tlalnepantla                           Bursa
UNITED STATES                          Istanbul
Black Creek, WI                        UKRAINE
Carrollton, TX                         Kiev
Chicago, IL                            UNITED ARAB EMIRATES
Montvale, NJ                           Dubai
Norwood, NJ                            ZIMBABWE
                                       Harare
EUROPEREGION
BENELUX                                ASIA PACIFIC REGION
Capelle Aan Den IJssel                 AUSTRALIA
DENMARK                                Adelaide
Birkerod                               Brisbane
FRANCE                                 Melbourne
Paris                                  Perth
GERMANY                                Sydney
Kreuzau-Stockheim                      CHINA
IRELAND                                Guangzhou
Clonee, Co. Meath                      Hong Kong
ITALY                                  Shanghai
Mantova                                INDONESIA
SPAIN                                  Bogor, West Java
Barcelona                              JAPAN
SWEDEN                                 Tokyo
Knislinge                              MALAYSIA
UNITED KINGDOM                         Selangor
Glasgow                                NEW ZEALAND
London                                 Auckland
Long Melford                           PHILIPPINES
Witham                                 Manila
                                       SINGAPORE
INTERNATIONAL REGION                   Jurong
BULGARIA                               THAILAND
Sofia                                  Bangkok
CZECH REPUBLIC
Prague                                 AROMA CHEMICALS
INDIA                                  UNITED KINGDOM
Bangalore                              Widnes
Calcutta                               UNITED STATES
Chennai                                Jacksonville, FL
Chittoor
Delhi
Mumbai


                                AMERICAS REGION

                                SALES BY REGION

                                ($ in Millions)


AMERICAS
 REGION

[BAR CHART]


EUROPE
REGION

[BAR CHART]

ASIA PACIFIC
  REGION

[BAR CHART]

INTERNATIONAL
   REGION

[BAR CHART]

  AROMA
CHEMICALS

[BAR CHART]

EUROPE REGION
ASIA PACIFIC REGION
INTERNATIONAL REGION


Worldwide Sales By End Use         Worldwide Sales By Category
      (Percent)                             (Percent)


BUSH BOAKE ALLEN                    BBA FLAVORS

[PIE CHART]                         [PIE CHART]

Aroma Chemicals 24%                 Oral Hygiene 3%
Fragrance 19%                       Other 7%
Flavor 57%                          Dairy/Ice Cream 13%
                                    Beverages 18%
THE WORLD MARKET                    Confectionery/Bakery 22%
                                    Snacks/Processed Foods 37%
[PIE CHART]
                                    BBA FRAGRANCES
Aroma Chemicals 16%
Fragrance 30%                       [PIE CHART]
Flavor 54%
                                    Colognes/Perfumes 7%
                                    Cosmetics/Toiletries 26%
                                    Soaps/Detergents 28%
                                    Cleaners/Air Fresheners 39%

                                    BBA AROMA CHEMICALS

                                    [PIE CHART]

                                    Intermediates 4%
                                    Agrichemicals 16%
                                    Fragrances 80%

                                                                         [PHOTO]
                                                                Julian W. Boyden



Dear Stockholder:

Without a doubt, 1998 was a challenging year for Bush Boake Allen as many of our overseas markets were upset by currency devaluations, persistent financial turmoil and ongoing economic uncertainty. Nevertheless, with a few exceptions, we continued to grow in overseas markets, as measured in local currencies, and with company performance anchored by strong growth in the United States, income from operations increased 8% to a record $56.8 million.

     Company net sales for the year, which were penalized 6% by adverse foreign exchange, declined 1% to $485 million. Net income, which included a $2.3 million non-recurring gain from the sale of some land and buildings in England, rose 9% to $33.7 million or $1.75 a share.

     During the year the currency devaluations, financial disarray and economic problems that have been so pervasive throughout Asia, created reverberations that were felt in a number of other areas of the world.

     In India, where Bush Boake Allen has a major presence, the Rupee was devalued by 10% and South Africa's currency also sagged during the year followed by the unexpected collapse of the Russian Ruble. This latter event resulted in a loss on foreign exchange of slightly more than $2 million and had a significant impact on BBA's business in our International Region. Taken together, the company's currency losses this year have amounted to $3.5 million.Yet in spite of the financial disruptions, we are still seeing reasonable growth within a number of our overseas markets that is being masked by adverse foreign exchange. In our International Region, for example, we reported 1998 sales in U.S. Dollars that were down 6%. In local currencies however, sales actually increased by 12%. Even in the Asia Pacific Region, which has encountered some of the most severe economic turmoil, BBA's sales in local currencies actually increased 8% but reflected an 11% decline when exchanged for U.S. Dollars.

     In the Americas Region in 1998 slower sales throughout Latin America and the Caribbean were more than offset by strong growth in the United States with the company's fragrances and seasonings operations leading the way. In addition, all three of BBA's U.S. based businesses; flavors, fragrances and seasonings registered double digit growth in operating income for the year.

     However in Europe, sales both in local currency and in U.S. Dollars, declined modestly as the region began to show some signs of economic slowdown. Exports of consumer products by European companies to Asia as well as to Eastern Europe have been tempered by the economic problems in those areas. In addition, the continued strength in the Pound Sterling added to competitive problems on the European Continent for BBA products exported from the company's production facilities in England.

     In our global aroma chemical business, market demand started to soften early in 1998 and that weakness persisted throughout the year. In addition, shipments of BBA musk chemicals also declined significantly in both price and volume. Overseas markets were also highly competitive as the strong Pound Sterling and U.S. Dollar made price competition much more intense. Although sales of company aroma chemicals declined modestly during 1998, operating income increased 12% helped by product mix and increased efficiency from recent modernizations at the Widnes and Jacksonville aroma chemical plants.

     Looking across BBA's business over this past year and the diversity of the global markets that we serve, it's obvious that 1998 has seen the confluence of a series of unexpected economic events that have had a profoundly unsettling effect on our global economy. It is surely a testament to how closely woven the economic fabric of the world has become. All the more reason for BBA to be a significant part of it if we are to continue to grow in the future.

     As Bush Boake Allen started this decade and we assessed our strategic position in the flavor and fragrance business, we reasoned that it was imperative for the company to continue the strategy of building our international presence that we had started in the early 1980's. That building process has now been largely completed. Since 1981 we have greatly extended our local ability to serve customers and today we have locations in 39 countries with a number of them in developing or newly industrialized markets.
Despite the current problems in many of these markets, we believe these countries still possess the long-term growth potential that made them attractive in the first place.

     As the movement of labor from agriculture to industry continues, and increasing numbers of women enter the work force, products such as cleansers, soaps, cosmetics, easy to prepare foods and snacks are still high on consumers' lists of necessities. That trend may fluctuate, in the short run, but over time will almost certainly continue.

     The fact that Bush Boake Allen is today a truly global company is one of our most important key strengths. We are well positioned to provide our large international customers with the consistent service and uniform, high quality products they require anywhere in the world. At the same time having an organization locally that can serve regional and local customers, nurture them and help them grow has also enabled BBA to build important, lasting, customer relationships with many local companies that have now become substantial businesses.

     Another very important company strength is our strong raw material base. Our position as a producer of a wide range of aroma chemicals, as well as basic flavor ingredients such as vanilla, natural specialities and concentrated oils, as well as spices and seasonings, gives us an unusual ability to provide our creative flavorists and perfumers with some truly innovative ingredients.

     In short, we believe Bush Boake Allen is built upon a balanced foundation of creativity, advanced technology, broad global service capabilities and a strong raw material position. This foundation has served the company well and is one important reason we have progressed in terms of market share growth over the last five years.

     In other matters, in November 1998, International Paper Company and Union Camp announced that they had reached an agreement to merge the two companies through an exchange of stock. In addition to regulatory approval, the merger must be approved by the shareholders of both companies. Assuming approval, it is expected that the merger will close early in the second calendar quarter of 1999. When completed, International Paper will become the majority shareholder of Bush Boake Allen.

     As we approach the end of this decade and the beginning of a new millennium, I can report to you that the company's market and financial positions are both strong. Relying on the creativity and energy of our employees, we will continue to pursue innovative ways of building BBA to better serve our customers and create increasing value for our shareholders.

     To all our shareholders, directors and employees, my sincere thanks for your effort and support.


/s/ J.W. Boyden
J.W. Boyden
Chairman, President and Chief Executive Officer

March 12, 1999


BUSH BOAKE ALLEN IS BUILT UPON A BALANCED FOUNDATION OF CREATIVITY, ADVANCED TECHNOLOGY, BROAD GLOBAL SERVICE CAPABILITIES AND A STRONG RAW MATERIAL POSITION.

AMERICAS REGION


[PHOTO]

BUSH BOAKE ALLEN IS A LEADING
SUPPLIER OF FLAVORS FOR THE
FAST GROWING BEVERAGE MARKET.



THIS HIGH-SPEED PACKAGING LINE
IS PART OF A MAJOR EXPENSION
OF THE CARROLLTON, TEXAS
SEASONINGS PLANT.

[PHOTO]

SCENTED CANDLES BASED ON
PROPRIETARY PATENTED TECHNOLOGY
AND BBA FRAGRANCES ARE RECEIVING
ENTHUSIASTIC MARKET ACCEPTANCE.


Americas Region
Percent of Total
Company Flavor &
Fragrance Sales

[PIE CHART]

Flavor 25%
Fragrance 10%


The U.S. based flavor and fragrance business was strong in 1998 with sales advancing in double digits and operating income growing even more strongly. Although smaller in absolute numbers, Canada also had increased sales and along with the U.S. operations contributed to results that more than offset weaker markets in Latin America and the Caribbean.

Growth was particularly strong in the company's seasonings business, during the year. Significant growth was gained in snack food and prepared food seasonings. The growing consumer trend to more processed food shortcuts and meals purchased for in-home dining has also fueled growth in seasonings for poultry and red meat products. Sales of BBA seasonings grew 21% in 1998 and operating income also increased solidly.

To stay ahead of the growth we anticipate in this business, work started in the second half of 1998 on a further expansion and modernization of the Carrollton, Texas seasonings production complex. This latest plant improvement, the second significant expansion since 1992, will provide additional capacity, further increase automation and also enhance Good Manufacturing Practices for even higher quality and customer service.

In BBA's U.S. fragrance operations, the creative staff was augmented during the year as the fragrance organization concentrated on improving efficiency, automating its operations, and enhancing the level of service provided to customers. In addition, there were significant new business wins in toiletries, fabric care and household products. In the latter category, BBA began to capitalize on the rapidly growing market for scented candles by commercializing new, patented technology which has started to generate significant additional sales in line with expectations.

Faced with price pressure, retail rationalization and customer cost-cutting, BBA's U.S. flavor sales achieved moderate growth in 1998. However, tight control over costs and significant improvement in the Americas essential oil operation, combined to help the company's U.S. flavor business achieve double-digit operating income growth. Moreover, a number of new business wins, in 1998, have the potential for significant future sales growth if the consumer acceptance seen in early trials continues as the new products roll out nationally.

Also during the year a major modernization and expansion of the company's Chicago flavor plant got underway. This facility is BBA's production center for compounded flavors and vanilla products in the U.S. In addition to a new 25,000 square foot building, the modernization includes state-of-the-art equipment to fully automate liquid compounding operations. Along with other improvements, the modernization will advance efficiency and further heighten customer service.

EUROPE REGION




[PHOTO]

SAVORY SNACK FOODS ARE GAINING
INCREASING POPULARITY WORLDWIDE.
BBA IS A MAJOR FLAVOR SUPPLIER
TO THIS GROWING MARKET.


THIS NEW BBA PROCESS FLAVOR
PLANT AT LONG MELFORD,
ENGLAND IS HELPING MEET
DEMAND FOR SAVORY FLAVORS.

[PHOTO]

BBA FLAVORS ENHANCE THE APPEAL
AND ENJOYMENT OF A VARIETY
OF CONFECTIONERY AND DAIRY PRODUCTS.


Europe Region
Percent of Total
Company Flavor &
Fragrance Sales

[PIE CHART]

Flavor 21%
Fragrance 7%


In 1998, the Europe Region generated 22% of total company sales and 28% of Bush Boake Allen's flavor and fragrance sales.

Markets for flavors and fragrances in Europe were mixed in 1998. Overall, sales declined modestly in the Europe Region with operating income also moving down. The company's fragrance operations in the U.K. registered solid double-digit growth but U.K. flavor sales were essentially level with the prior year.

On the European continent, markets were soft and with some economists predicting slower economic growth, BBA's sales were down across the continent. Spain and France were the exception with both companies reporting strong sales growth.

Currency was a significant adverse factor in the Europe Region in 1998. The continued strength of the Pound Sterling made for a difficult competitive pairing against the German Deutschemark. With BBA's principal manufacturing sites located in the U.K., the currency exchange differential can often put BBA's products at a competitive disadvantage in Europe contributing to a squeeze on margins.

Reverberations from the collapse of the Russian Ruble, in August of 1998, were also felt in Western Europe and in Scandinavia. Denmark, which is a major exporter of food products and other consumer goods to Russia, was particularly affected by the devaluation as many Danish manufacturers could no longer compete effectively in the Russian market. This impacted BBA's business and the company's sales in Denmark were off significantly.

The company has taken steps to strengthen operations in Europe by modernizing and automating its plants in London, Long Melford and Witham, England and Knislinge, Sweden. In 1998 a new facility was started up at BBA's Long Melford, England site for the production of process flavors which impart a basic, "home-made" taste to many savory food products including soups, sauces, various meat dishes and convenience meals.

In another step to spur future growth, the company broke ground at mid-year for a new state-of-the-art creative center in the Netherlands. This new center will bring together creative flavorists, specially skilled in savory, dairy and confectionery flavor technology with newly designed laboratories and some of the latest application and pilot plant equipment, providing BBA's European customers fast track technical and creative service.

Advanced technology and service, innovative new products and efficient, automated plants promise to give Bush Boake Allen a stronger position in an uncertain economic environment.

ASIA PACIFIC REGION

[PHOTO]

A NEW PLANT IN BANGKOK IS
PRODUCING SEASONINGS FOR FOODS
WIDELY CONSUMED IN THAILAND
AND THROUGHOUT THE REGION.

[PHOTO]

COSMETICS, TOILETRIES AND
PERSONAL CARE PRODUCTS ARE
SIGNIFICANT END USE APPLICATIONS
FOR MANY BBA FRAGRANCE
COMPOUNDS.


Asia Pacific Region
Percent of Total
Company Flavor &
Fragrance Sales

[PIE CHART]

Flavor 15%
Fragrance 4%



Sales and operating income declined in 1998 in Bush Boake Allen's Asia Pacific Region as the financial and economic malaise that has settled over Asia persisted through the year. Recession, high unemployment and some social unrest, all contributed to creating a difficult operating environment.

In spite of economic setbacks in the region, there are still locations where BBA has continued to grow. The company has built a strong and competitive position in Asia and the Pacific Rim. For example, Bush Boake Allen has had operations in Australia for more than a century and in New Zealand for over fifty years. BBA was first in the industry to establish a regional headquarters complex in Singapore and has operated sales and technical facilities in Japan and in the Philippines for well over a decade.

In 1998, BBA Australia's sales increased 12%, in Australian Dollars, with operating income rising strongly in local currency. The Australian economy has been firm, with increasing GDP and growing consumer purchasing power. BBA enjoys a strong market position in Australia with extensive creative and production facilities in Melbourne and Sydney as well as additional service and technical facilities in Adelaide, Brisbane and Perth. In 1998, Bush Boake Allen Australia accounted for more than one third of the Asia Pacific Region's sales and more than half of its total operating income.

The company's business in New Zealand and the Philippines also registered sales gains of 8% and 22% respectively in local currencies in 1998. This is an encouraging indication that the underlying demand for the company's flavors and fragrances, in these markets, is still fundamentally healthy even though the results are obscured in foreign exchange translations.

In another of the company's major markets, Japan is still struggling to break out of its longest recession since WWII. With the Yen weak against a stronger Singapore Dollar, it has been more difficult for BBA to ship into Japan from our regional manufacturing center in Singapore and be competitive in the Japanese market. Nevertheless, BBA Japan's operating income improved modestly during the year as certain products were produced within the country.

The company is encouraged, however, by rising sales in China where a highly efficient BBA flavor and fragrance plant in Guangzhou is now into its stride. Sales in China increased more than 20% in 1998 along with a considerable improvement in financial performance as we steadily advanced our position in this large and important market.

INTERNATIONAL REGION


[PHOTO]

THE COMPANY'S EFFICIENT
NEW FLAVOR AND FRAGRANCE
PLANT IN ISTANBUL,
TURKEY STRENGTHENS
BBA'S MARKET POSITION.

[PHOTO]

BUSH BOAKE ALLEN
FLAVORS AND SEASONINGS ARE
WIDELY USED IN A VARIETY OF
SNACK FOODS AND PROCESSED MEALS
THROUGHOUT EASTERN EUROPE
AND THE MIDDLE EAST.


International Region
Percent of Total
Company Flavor &
Fragrance Sales

[PIE CHART]

Flavor 12%
Fragrance 4%



Bush Boake Allen's International Region includes markets that span one of the most culturally diverse areas on the globe and is home to nearly half the world's population.

The company serves these markets from 21 locations in 13 countries that range from Eastern Europe to the Middle East, Africa and the Indian sub-continent. In 1998, as monetary and economic problems of seismic proportions rippled around the world, countries in BBA's International Region also felt tremors. This was a factor in contributing to a decline in sales in the region although operating income remained essentially unchanged.

Bush Boake Allen India generates the largest portion of the International Region's total sales. In 1998, BBA India's operations were strong with total sales, in Rupees, rising 11% and operating income in local currency growing even more solidly. Bush Boake Allen is India's largest producer of compounded flavors used in a variety of food products. The company has invested significantly in recent years, to expand and modernize its capabilities and to enhance its creative and technical staffs. Headquartered in Chennai, BBA India has sales, technical or production facilities in Bangalore, Calcutta, Chittoor, Delhi and Mumbai. In addition to flavors, the company is also growing rapidly in production of fragrances for a broad spectrum of consumer household, toiletry and personal care products.

In Russia, the sudden and unexpected devaluation of the Ruble resulted in the company incurring a loss on foreign exchange of just over $2 million. At the same time, prices for goods imported into Russia rose sharply depressing consumption and limiting the ability of manufacturers in Europe to ship competitively into Russia which also affected BBA's business.

Bush Boake Allen companies in Southern Africa and Eastern Europe also felt the effects of currency and economic problems during the year. U.S.
Dollar-denominated sales were down in both areas although sales, measured in local currency, increased 11% in Africa with operating income rising even more strongly.

The company's operations in Turkey were also affected by the collapse of the Russian currency. Many of our local customers' business with Russia and the surrounding area dropped sharply. As a result, BBA's sales in Turkey and Eastern Europe also declined significantly during the year. Nevertheless, BBA has built an excellent reputation, in this region, over many years. With a new, highly-efficient flavor plant now starting up in the Gebze area of Istanbul the company is in a very strong position to be much more competitive in the Turkish market.

AROMA CHEMICALS

[PHOTO]

LILESTRALIS'TM', A COMPANY
AROMA CHEMICAL, IMPARTS A
FRESH, SUBSTANTIVE, FRAGRANCE
TO MANY TYPES OF HOUSEHOLD PRODUCTS.

A NEW DISTILLATION COLUMN IS
LIFTED INTO PLACE IN A
FURTHER MODERNIZATION
OF THE JACKSONVILLE, FLORIDA
AROMA CHEMICAL PLANT.

DEVELOPMENT OF NEW, AROMA
AND FINE CHEMICALS IS THE PRIMARY
OBJECTIVE FOR NEW LABORATORY
FACILITIES BEING CONSTRUCTED AT
JACKSONVILLE.

[PHOTO]

Aroma Chemicals
Percent of Total
Company Sales

[PIE CHART]

Aroma Chemicals 21%


Aroma chemicals are primarily used as the building blocks for fragrances that are employed in a wide variety of frequently used consumer products. These include soaps and detergents, cleansers and household items, perfumes, cosmetics and other personal care products.

The largest portion of Bush Boake Allen's aroma chemical production, which in 1998 represented 21% of external company sales, is sold to large international consumer products manufacturers and fragrance compounders. In addition, an increasing share of our aroma chemicals are used internally by BBA's own creative perfumers and flavorists.

Sales of aroma chemicals in 1998 were essentially level with the prior year reflecting softer markets, lower sales of musk chemicals and an intensely competitive environment with increasing pressure on prices. Operating income however, advanced strongly, helped by product mix and recent investments in the company's aroma chemical facilities for automation and productivity.

Bush Boake Allen produces aroma chemicals at two large-scale, highly automated plants at Jacksonville, Florida and Widnes, England, both of which are ISO 9002 certified. The Jacksonville plant utilizes turpentine as its raw material and processes approximately 10 million gallons annually into a range of aroma chemicals and pine oil which is widely used in household cleansers.

The Widnes facility today principally employs non-turpentine raw materials which it processes into aroma and other fine chemicals used primarily in fragrances and as an intermediate in agrichemical and pharmaceutical production.

Markets for aroma chemicals have become intensely competitive over the last year. The economic problems in Asia and other regions have contributed to lower overall demand as new capacity and incremental supply from plant optimizations entered the market. Pine oil prices have also been under pressure as additional supplies, principally from China, have become available.

In the present environment the company is actively working to create new, higher-value aroma chemicals from our terpene raw material. We are also pursuing ways of more fully utilizing the range of constituents contained in turpentine as well as creating new chemicals from other raw materials.

In addition, recent investments in our aroma chemical facilities are enabling BBA to lower costs and operate more efficiently. We believe the company is presently the lowest cost producer of many of the large volume aroma chemicals currently in use. Our strategy is to maintain that competitive advantage even as we expand our base with new, specialized chemicals.

RESEARCH AND DEVELOPMENT

[PHOTO]

AN ARSENAL OF SOPHISTICATED
ANALYTICAL TECHNIQUES AND
ADVANCED INSTRUMENTATION
ARE EMPLOYED IN THE SEARCH FOR
TOMORROW'S PRODUCTS.

[PHOTO]

THE KEEN SENSES OF THE
COMPANY'S FLAVORISTS AND
PERFUMERS ARE ESSENTIAL IN
JUDGING THE ORGANOLEPTIC
QUALITIES OF A FLAVOR
OR FRAGRANCE.


Research &
Development
Expenditures
($ in millions)

[BAR CHART]


Bush Boake Allen's business is based on the application of a body of highly sophisticated technology. The company's research and development effort is aimed at keeping BBA at the leading edge of that technology and is a key element underlying the company's strategic growth plan. In 1998, Bush Boake Allen invested $25 million in research and development, a 7% increase over the prior year.

Research and development is conducted at three principal, BBA technical centers located at Montvale, New Jersey, London, England and Chennai, India. In addition, 36 other company technical development and application laboratories around the world serve to extend the research effort and provide technical support to our local business development organizations and to customers. In addition, aroma and fine chemical research is carried out at company facilities in Jacksonville, Florida and Widnes, England.

A major goal of the company's research is to achieve constant improvement. While we seek to improve our knowledge of the senses of taste and smell, our research is primarily aimed at improvements in the efficacy of our products, the processes by which they're made and the development of new flavor and fragrance materials and fine chemicals.

In flavor and fragrance research, the company's Generessence'r' program has been highly successful in the identification and synthesis of new chemicals which are isolated from the essence given off by growing plants. To date, more than 50 novel chemicals have been identified in this program. Patents are being sought on 15 of these. Many of these new chemicals are already being used by our perfumers and flavorists to create new Generessence'r' flavor and fragrance notes that recreate to a remarkable degree the fragrance or taste of the original plant.

Additional research is also ongoing aimed at the development of new aroma and fine chemicals from existing raw materials. Several new BBA chemicals, are being commercialized including Citralis Nitrile, for which a patent has been issued, which imparts a fresh citrus odor. Patents are pending on a new, tenacious, rose-odored chemical and a new, low-cost, general purpose floral chemical.

In other studies, BBA has made major advances in developing its complement of enzyme modified dairy flavors. In addition, significant progress has also been made on research to enhance the quality and quantity of vanilla by starting with genetic improvement of the growing plant through curing and final processing. Company vanilla plantations have been established in India and we are now starting to realize commercial size shipments of improved beans of superior quality.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================

OVERVIEW
--------------------------------------------------------------------------------
Bush Boake Allen Inc. (BBA) is a global producer of flavors and fragrances and aroma chemicals. The Company believes it is one of the ten largest manufacturers of flavors (including essential oils, seasonings and spice extracts) and fragrances and aroma chemicals in the world, as measured by revenues, and its products are sold to many of the leading multinational consumer product companies throughout the world. BBA's business is organized into two operating segments: (i) flavor and fragrance and (ii) aroma chemicals, which accounted for 79% and 21%, respectively of total 1998 net sales. The Company conducts its operations in 39 countries. BBA's sales in the Americas, Europe, Asia Pacific and International regions accounted for 38%, 34%, 16% and 12%, respectively, of total 1998 net sales. See Note 11 to Consolidated Financial Statements.

     On November 24, 1998, International Paper Company ("International Paper") and Union Camp announced an agreement to merge through the exchange of Union Camp stock for International Paper stock. The proposed merger is subject to approval by International Paper and Union Camp shareholders, as well as regulatory agencies. The merger is expected to close early in the second calendar quarter of 1999. If and when completed, International Paper would become the majority shareholder of the Company.

     The Company operates in competitive markets where product quality, integrity, innovation and customer service and support, in addition to price, are critical factors. During 1998, the Company's three largest customers accounted for approximately 6%, 4%, and 3%, respectively, of its total sales and no other single customer accounted for more than approximately 3% of total sales.

     The following table sets forth the percentage relationship to net sales of certain income statement items for the periods presented:

                                                      Year Ended December 25,
                                                   1998       1997        1996
                                                  -----------------------------
     Net sales                                    100.0%     100.0%      100.0%
     Costs and other charges:
        Cost of goods sold. .....................  64.1       64.0        64.0
        Selling and administrative expenses .....  19.0       20.0        20.6
        Research and development expenses .......   5.2        4.9         5.0
     Income from operations .....................  11.7       10.7        10.4
     Net income .................................   6.9        6.3         7.0



YEAR ENDED DECEMBER 25, 1998 COMPARED TO YEAR ENDED DECEMBER 25, 1997
--------------------------------------------------------------------------------

NET SALES

Net sales for the year ended December 25, 1998 decreased 1.1% to $485.4 million from $490.6 million in the prior year. Net sales of flavor and fragrance compounds decreased 1.2% to $384.2 million from $388.7 million. The Asia Pacific region and the International region sales decreased 11.3% and 5.6%, respectively, from 1997 partially offset by an 8.2% increase in the Americas region. Net sales of aroma chemicals decreased less than 1% to $101.2 million from $101.9 million primarily due to competitive pricing pressure in Europe due to the strengthening of the Pound Sterling, lower sales of musk chemicals due to a decline in volume and price and a decrease in volume of shipments under a long-term supply agreement with a major customer. Net sales in both product segments were adversely affected by the movement in foreign currency exchange rates, primarily with currencies in Asia Pacific and the International Region (mainly India, Russia and South Africa) versus the U.S. dollar. If exchange rates had remained unchanged from 1997 to 1998, the increase in total net sales would have been approximately 5%.

COST OF GOODS SOLD

Cost of goods sold in 1998 decreased 1.6% to $311.1 million from $316.1 million in the prior year due primarily to lower sales. The Company's cost of goods sold as a percentage of net sales decreased to 64.1% from 64.4% in the prior year primarily due to process efficiencies offset partially by higher depreciation expense.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses in 1998 decreased 6.0% to $92.2 million from $98.1 million in the prior year. This decrease reflects the benefit from the Company's cost reduction program of last year and a lower level of severance cost this year. Selling and administrative expenses as a percentage of net sales decreased to 19.0% from 20.0%.


BBA
OPERATING
MARGIN
(Percent)

[BAR CHART]

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

================================================================================

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased 6.7% to $25.2 million from $23.6 million in the prior year due primarily to additional creative and technical personnel for the flavor and fragrance segment. The Company has been increasing its in-house R&D capabilities to be in a position to replace the research services performed by Union Camp at its research facility in Princeton, New Jersey which were discontinued at the end of 1998. The Company had contracted for research services from Union Camp at rates that approximate the fair value of the services provided. The total charges for Union Camp research services in 1998 and 1997 were approximately $2.5 million and $3.8 million, respectively.


BBA
OPERATING
INCOME
($ in Millions)

[BAR CHART]


INCOME FROM OPERATIONS

Income from operations in 1998 increased 7.8% to $56.8 million from $52.7 million in the prior year. Adverse foreign exchange rate movements negatively impacted operating income by approximately 4%. As a percentage of net sales, income from operations increased to 11.7% from 10.7% reflecting the benefits from Company cost reduction programs, lower severance costs and improved chemical operating efficiencies.

     Income from operations, exclusive of corporate items, for the flavor and fragrance segment decreased less than 1% to $50.2 million from $50.5 million in the prior year with strong growth in the Americas region almost offsetting weakness in Europe and Asia Pacific. In the aroma chemicals segment, income from operations, exclusive of corporate items, increased 12% to $23.8 million from $21.3 million in the prior year. The increase in operating income reflects improved operating efficiencies, lower severance costs and a $1.3 million price adjustment. During the third quarter of 1998, the Company renegotiated a long-term supply contract with a major chemicals customer. Because actual volume offtake by the customer was below the required minimum, the customer agreed to a $1.3 million "take or pay" price adjustment in favor of the Company. This favorably impacted sales and operating income in the Company's aroma chemicals segment.

OTHER (INCOME) EXPENSE, NET

Other (income) expense in 1998 was $2.9 million expense compared to $3.4 million expense in 1997. Other (income) expense in 1998 includes a $2.7 million pre-tax gain on the sale of a parcel of land and tenanted buildings adjacent to the Company's Walthamstow, England site during the fourth quarter. Offsetting this gain was a $3.5 million loss on foreign exchange during 1998 compared to a $2.0 million exchange loss in 1997.

INTEREST EXPENSE

Interest expense in 1998 increased to $3.3 million from $3.1 million in the prior year due primarily to the increase in long-term debt.

INCOME TAXES

Income tax expense increased in 1998 to $17.0 million from $15.3 million in the prior year primarily as a result of higher pre-tax income. The Company's effective tax rate increased to 33.5% from 33.1% in the prior year. The 1998 tax rate reflects the benefit from reduced capital gains taxes on property dispositions in the UK and a deferred tax benefit due to a reduction in foreign statutory income tax rates. The 1997 effective tax rate reflects a deferred tax benefit due to the reduction in the UK statutory income tax rate during the year.

YEAR ENDED DECEMBER 25, 1997 COMPARED TO YEAR ENDED DECEMBER 25, 1996
--------------------------------------------------------------------------------

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

================================================================================

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

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses in 1997 increased 5.9% to $98.1 million from $92.6 million in the prior year. This increase includes the effect of acquisitions made during the fourth quarter of 1996. Selling and administrative expenses as a percentage of net sales decreased to 20.0% from 20.6% reflecting a reduction in corporate overhead expense with the relocation of certain administrative services from the UK to the U.S. now complete.

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

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

================================================================================

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

FINANCIAL MARKET RISK

The Company is exposed to interest and foreign exchange rate risk due to various transactions. The Company generates foreign currency exposures in its normal course of business with activity involving intercompany and third party obligations, dividends, expenses, commissions, royalties, acquisitions, intercompany netting, intercompany loans, funding currency accounts and tax payments. To mitigate the risk from foreign currency exchange rate fluctuations, the Company will generally enter into forward currency exchange contracts for the purchase or sale of a currency in accordance with authorized levels pursuant to the Company's policy and procedures. The Company applies value at risk (VAR) techniques when measuring the Company's exposure to interest rate and currency fluctuations. VAR is a measurement of the estimated loss in fair value until currency positions can be neutralized, recessed or liquidated and assumes a 95-percent confidence level with normal market conditions. The potential one day loss, as of December 25, 1998, was approximately $1.2 million and it is considered insignificant in relation to the Company's results of operations and shareholders' equity.

ENVIRONMENTAL

The Company is subject to various United States federal, state and local environmental laws and regulations as well as those in the countries outside the United States in which it operates. The Company believes that it is in compliance in all material respects with applicable laws and regulations. The Company has invested approximately $2.5 million, $1.5 million and $800,000 in 1998, 1997 and 1996, respectively, for environmental projects and expects to make total capital expenditures of approximately $3 million for environmental projects in 1999. The Company does not believe that environmental matters currently relevant to its business, taken individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

ACQUISITIONS

During the fourth quarter of 1996, the Company completed three small acquisitions for a combined purchase price of $10.8 million. BBA acquired the remaining shares of its joint venture operations in Italy and the Philippines and purchased a small fragrance compounding company in Argentina. These acquisitions are a strategic step forward in the Company's plan for strengthening our ability to serve important flavor and fragrance markets in Latin America, Southeast Asia and the European continent. The impact of these acquisitions on 1996 results of operations was not significant. In 1997 these acquisitions added approximately $13.8 million of incremental flavor and fragrance sales. In 1998, sales from these operations totaled $21.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operations in 1998 was $47.1 million, an increase of $11.5 million from the prior year. Cash flow provided by operations increased $800,000 in the year ended December 25, 1997 to $35.6 million from $34.8 million in the prior year. Improved working capital management of inventory levels and receivable collections continues to benefit cash flow provided by operations. Also, extending payment terms with certain suppliers have increased accounts payable during 1998.

     Capital expenditures were $36.0 million, $33.5 million and $39.6 million for 1998, 1997 and 1996, respectively. The aroma chemicals segment, which requires a relatively large investment in chemical processing plants, is more capital intensive than the flavor and fragrance segment, which is engaged in less capital-intensive mixing and blending operations.

     Capital expenditures in 1996 included the completion of the flavor and fragrance manufacturing facility in China and the expansion of aroma chemical production capacity. During 1997,

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (continued)

================================================================================

the Company purchased a flavor manufacturing plant in Mexico and began construction on a new plant in Turkey. In 1998, the Company completed construction of the Turkey facility and began expanding the capacity of our flavors and seasonings plants in the United States. The Company plans to spend a total of approximately $30 million in 1999 for capital improvements.

     During 1998, working capital increased $22.7 million to $124.6 million from $101.9 million in the prior year due primarily to a reduction in current liabilities, mainly from a decrease in notes payable. During 1997, working capital increased $11.8 million to $101.9 million from $90.1 million in the prior year also due primarily to a decrease in notes payable.

     The Company has revolving credit facilities in numerous countries other than the United States which provide for aggregate availability of $76.0 million. In addition, the Company has a $25.0 million, three year committed multi-option-borrowing facility from a leading European bank. At December 25, 1998, approximately $16.4 million was outstanding under these facilities and included in notes payable ($35.4 million as of December 25, 1997). Commitment fees are either nominal or zero. Covenants, to the extent they exist, are presently being met. Borrowings under these agreements bear interest at local market rates which ranged from 1.2% to 20.0% in local currencies during 1998.

     The Company also has revolving bank credit facilities under which the Company may obtain unsecured borrowings up to $25.0 million in the United States. Any borrowings under these facilities would incur interest at the prevailing prime rate or U.S. dollar LIBOR rate. As of December 25, 1998, nothing was outstanding ($400,000 as of December 25, 1997 was included in notes payable). There are no commitment fees or borrowing covenants.

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

ACCOUNTING MATTERS

In June, 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments. The statement, which is effective for the Company in the first quarter of 2000, requires all derivatives to be measured at fair value and recognized as either assets or liabilities. Management is in the process of reviewing this new pronouncement and currently does not expect adoption of this statement to have a material effect on the Company's consolidated financial position or results of operations.

YEAR 2000

The Year 2000 issue is based on computer programs' use of two-digit years primarily in sorts, calculations, or comparisons. Systems that have Year 2000 issues could result in erroneous results or system failures when processing dates greater than 1999.

     In 1996, the Company began replacing its major business computer systems with a set of standard, core business products, which the Company believes are or will be Year 2000 compliant. In order to address the Year 2000 issues, the Company began a formal Year 2000 project in April of 1998. The project team's efforts target both the Company's internal systems, hardware and other equipment and those systems interfacing with the Company from external, third party sources. For our internal processes, the team divided all issues into four categories of systems and equipment. They include:

     Major Systems: Major business computer systems as well as major manufacturing system installations or remediations.

     Process and Facilities Systems: Embedded chip problems relating to systems and equipment throughout our laboratories, manufacturing operations, and sales offices.

     Data Communications and Computer Servers: Equipment and software involved with our computers and our worldwide data communications.

     Personal Computers: Desktop and laptop personal computers and their associated software.

     Externally, the scope includes managing third-party relationships. This includes reviewing major supplier relationships and determining their compliance status and also communicating with customers concerning our Year 2000 project compliance status.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

================================================================================

THE PROCESS

Our Year 2000 process includes five phases. AWARENESS involves educating personnel about the problem. INVENTORY includes identifying all material items that can be identified as potential Year 2000 concerns. ASSESSMENT involves analyzing the inventory items to determine whether the items are compliant and how to make them compliant. This analysis includes the use of vendor-supplied information as well as internal testing, depending upon the Company's risk assessment of the item, to determine compliancy. RENOVATION/VALIDATION includes repairing or upgrading and testing the items. IMPLEMENTATION/CONTINGENCY involves putting the upgraded and re-tested items, along with the items already found to be compliant, into use and developing contingency plans where appropriate.

STATUS BY CATEGORY

Major Systems: The Company has substantially completed the Assessment and Inventory phases. The Company has made substantial progress on the Renovation/Validation phase. The majority of our worldwide locations have already implemented purchased systems whose versions the Company believes either are or will be Year 2000 compliant. The Company currently believes it is on track to meet a June 30, 1999 Implementation target date with the exception of one system which will be installed in August of 1999.

     Process and Facilities: The Company has completed the Inventory phase and has substantially completed the Assessment phase. Of these items, approximately 98% have been assessed and approximately 95% have been found to be compliant or have been renovated and are complete. All locations are currently targeted to be compliant by June 30, 1999.

     Data Communications and Computer Servers: The Company has completed the Inventory phase and has substantially completed the Assessment phase. Of these items approximately 91% have been assessed and approximately 70% have been found to be compliant or have been renovated and are complete. The Company has currently targeted these items to be compliant by June 30, 1999.

     Personal Computers: The Company is completing the Inventory phase and is active in the Assessment phase. Of these items over 40% have been assessed and approximately 25% have been found to be compliant or have been renovated and are complete. The Company has targeted these items to be compliant by June 30, 1999.

     Third Party Relationships: The Company has completed the initial assessment of its major raw material suppliers. A second phase of assessments involving critical raw material suppliers and other material and service providers including financial institutions, transportation companies, and utilities is now underway. During the second quarter of 1999, suppliers will be assessed and contingency plans developed as needed.

DEFERRAL OF INFORMATION TECHNOLOGY PROJECTS

The Company's work on its Year 2000 project has not substantially impacted its information technology plans. This is due primarily to decisions made in 1996 to move the Company to a set of standardized core business systems products. This plan (whose implementation is in-progress) compliments the Year 2000 project goals.

RISKS AND CONTINGENCY PLANS

Based upon the assessment efforts to date, the Company does not believe that the Year 2000 issue will have a material adverse impact on its financial condition or its results of operations. However, the Company will establish a formal contingency plan for potential Year 2000 issues. The Company intends to base its contingency plans on a review of the assessment of internal and external risks and testing experience. The Company expects to begin this process in the first quarter of 1999 and to complete such plans by September 30, 1999.

     While the Company currently expects no material adverse consequences on its financial condition or results of operations due to Year 2000 issues, the Year 2000 problem is unique and the Company's beliefs and expectations are based on certain assumptions, assessments, and material information being furnished by vendors, suppliers and other third parties, any of which ultimately may prove to be inaccurate. Possible risks include, but are not limited to: loss of communications between our world-wide locations, loss of power to operate our facilities and support the necessary infrastructure required for normal business functions, failure of third parties, including materials suppliers, to be Year 2000 compliant, failure of banking operations in the countries in which we operate, and the failure of external transportation and shipping functions

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS (continued)

================================================================================

required to support our operations. As we prepare our contingency plan, we will continue to review these and other potential risks.

COSTS

Based upon a preliminary assessment, the Company currently estimates the costs to modify or replace systems and equipment that require remedial action to be between $3 to $5 million, all of which is expected to be funded by operations. All modification costs will be expensed as incurred. To date the total Year 2000 costs incurred approximates $1.1 million, of which $900,000 relates to capital equipment. The Company's aggregate cost estimate does not include time and costs that may be incurred by the Company as a result of the failure of any third parties, including suppliers, to become Year 2000 ready or costs to implement any contingency plans. This estimate does take into consideration the acceleration of projects for new equipment and systems over the normal scheduled plans for such work. The Company has so far addressed Year 2000 issues using primarily in-house personnel supplemented with a small amount of contract programming and consulting.

EURO CONVERSION

On January 1, 1999, eleven of the European Union member countries began the transition from their national currencies to the "Euro". The Euro will become the single currency for the members of the European Monetary Union. In the first phase, the permanent rates of exchange between the members' national currency and the Euro will be established, and monetary, capital, foreign exchange, and interbank markets will be converted to the Euro. National currencies will continue to exist as legal tender and may continue to be used in commercial transactions. By January 2002, Euro notes and coins will be issued, and by July 2002 the respective national currencies will be withdrawn. The Company's operating subsidiaries affected by the Euro conversion have established plans to address the related operating and information technology concerns. The Company currently believes that the Euro conversion will not have a material adverse effect on its financial condition or results of operations.

--------------------------------------------------------------------------------

                        QUARTERLY INFORMATION (Unaudited)
                       ($ IN THOUSANDS, EXCEPT PER SHARE)

                                                                Net Income  Net Income
                                               Gross     Net     Per Share  Per Share
                               Net Sales      Profit   Income      Basic     Diluted
-------------------------------------------------------------------------------------
1998
        Fourth Quarter ........ $123,356     $42,019    $9,224     $.48       $.48
        Third Quarter .........  121,481      44,539     8,096      .42        .42
        Second Quarter ........  122,291      45,118     8,721      .45        .45
        First Quarter .........  118,246      42,631     7,651      .40        .39
-------------------------------------------------------------------------------------
1997
        Fourth Quarter ........ $123,897     $44,626    $7,163     $.37       $.37
        Third Quarter .........  122,577      42,764     8,105      .42        .42
        Second Quarter ........  125,704      45,701     8,471      .44        .44
        First Quarter .........  118,407      41,362     7,242      .38        .37
-------------------------------------------------------------------------------------
1996
        Fourth Quarter ........ $116,474     $39,869    $6,713     $.35       $.35
        Third Quarter .........  112,463      40,729     7,884      .41        .41
        Second Quarter ........  113,539      41,641    10,020      .52        .52
        First Quarter .........  106,889      39,346     6,938      .36        .35
-------------------------------------------------------------------------------------

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                       ($ IN THOUSANDS, EXCEPT PER SHARE)

================================================================================


Year Ended December 25,                                   1998         1997         1996
-----------------------------------------------------------------------------------------
Net sales .....................................       $485,374     $490,585     $449,365
Costs and other charges:
   Cost of goods sold .........................        311,067      316,132      287,780
   Selling and administrative expenses ........         92,235       98,076       92,573
   Research and development expenses ..........         25,228       23,640       22,481
-----------------------------------------------------------------------------------------
Income from operations ........................         56,844       52,737       46,531
Interest expense ..............................          3,326        3,075        2,417
Other (income) expense, net ...................          2,852        3,362       (2,647)
-----------------------------------------------------------------------------------------
Income before income taxes ....................         50,666       46,300       46,761
Income taxes ..................................         16,974       15,319       15,206
-----------------------------------------------------------------------------------------
Net income ....................................       $ 33,692     $ 30,981     $ 31,555
=========================================================================================
Net income per share - basic ..................          $1.75        $1.61        $1.64
                     - diluted ................          $1.74        $1.60        $1.63
=========================================================================================


                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                                ($ in thousands)
================================================================================

Year Ended December 25,                                          1998        1997        1996
----------------------------------------------------------------------------------------------
Net income ...............................................    $33,692     $30,981     $31,555
Other comprehensive (income) expense, net of tax:
   Foreign currency translation adjustments ..............      1,992       6,403      (9,729)
----------------------------------------------------------------------------------------------
Total other comprehensive (income) expense ...............      1,992       6,403      (9,729)
----------------------------------------------------------------------------------------------
Comprehensive income .....................................    $31,700     $24,578     $41,284
==============================================================================================


See the accompanying notes to the Consolidated Financial Statements.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                ($ in thousands)

================================================================================

As of December 25,                                                1998        1997
----------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents ................................    $ 11,072    $  4,358
Receivables, net .........................................      93,109      88,841
Inventories ..............................................     102,321     102,491
Other ....................................................      10,225       5,706
----------------------------------------------------------------------------------
  Total current assets ...................................     216,727     201,396
Property, plant and equipment, net .......................     190,929     177,217
Other assets .............................................      50,754      45,530
----------------------------------------------------------------------------------
  Total Assets ...........................................    $458,410    $424,143
==================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable and current maturities .....................    $ 17,307    $ 35,833
Accounts payable .........................................      42,617      37,519
Accrued liabilities ......................................      27,756      24,713
Income and other taxes ...................................       4,421       1,474
----------------------------------------------------------------------------------
   Total current liabilities .............................      92,101      99,539
Long-term debt ...........................................      10,354       3,456
Deferred income taxes ....................................      25,367      22,105
Other long-term liabilities ..............................      10,067      10,651
Stockholders' equity (Shares outstanding 1998: 19,284,817;
   1997: 19,258,800) .....................................     320,521     288,392
----------------------------------------------------------------------------------
        Total Liabilities and Stockholders' Equity .......    $458,410    $424,143
==================================================================================


See accompanying notes to the Consolidated Financial Statements.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                ($ in thousands)

================================================================================

Year Ended December 25,                                                     1998         1997         1996
----------------------------------------------------------------------------------------------------------
Cash provided by (used for) operations:
   Net income ......................................................     $33,692      $30,981      $31,555
   Adjustments to reconcile net income to
      cash provided by operations:
         Depreciation and amortization .............................      17,800       16,930       13,445
         Deferred income taxes .....................................       3,075        1,574        2,702
         Loss/(gain) on sale of assets .............................      (2,833)          22       (4,646)
         Other .....................................................       1,707        2,018         (126)
   Changes in operational assets and liabilities,
      net of acquisitions:
         Receivables, net ..........................................      (5,647)      (5,986)      (4,723)
         Inventories ...............................................      (1,558)      (6,790)      (1,923)
         Other assets ..............................................     (10,272)      (6,800)      (5,072)
         Accounts payable, taxes and
           other liabilities .......................................      11,146        3,661        3,595
----------------------------------------------------------------------------------------------------------
              Cash provided by operations ..........................      47,110       35,610       34,807
----------------------------------------------------------------------------------------------------------
Cash provided by (used for) investment activities:
   Capital expenditures ............................................     (35,961)     (33,481)     (39,629)
   Proceeds on sale of assets ......................................       7,307          436        5,198
   Payments for acquisitions .......................................      (1,264)      (4,154)      (6,036)
   Other ...........................................................        --           --             74
----------------------------------------------------------------------------------------------------------
         Cash used for investment activities .......................     (29,918)     (37,199)     (40,393)
----------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities:
   Proceeds from issuance of common stock, net .....................         429          681           67
   Change in notes payable, net ....................................     (19,624)      (1,655)       7,212
   Proceeds from issuance of long-term debt ........................       7,775        1,852         --
   Repayments of long-term debt ....................................          (2)          (3)      (2,420)
----------------------------------------------------------------------------------------------------------
         Cash provided by (used for) financing activities ..........     (11,422)         875        4,859
----------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash ............................         944          742           91
----------------------------------------------------------------------------------------------------------
Increases (decreases) in cash and cash equivalents .................       6,714           28         (636)
Balance at beginning of period .....................................       4,358        4,330        4,966
----------------------------------------------------------------------------------------------------------
Balance at end of period ...........................................    $ 11,072     $  4,358     $  4,330
==========================================================================================================

See the accompanying notes to the Consolidated Financial Statements.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

================================================================================

1. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

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

FOREIGN CURRENCY

The assets and liabilities of the Company's foreign subsidiaries and affiliates are translated into U.S. dollars at year-end exchange rates, while income and expense accounts are translated at average annual rates. Gains and losses resulting from foreign currency translation are reflected in a separate component of Stockholders' Equity entitled Accumulated Other Comprehensive Income (Loss). The primary factor used to determine the functional currency of the Company's foreign subsidiaries is the local currency cash flows resulting from manufacturing, sales and financing activities. The U.S. dollar is the functional currency for subsidiaries with material activities in hyperinflationary economies.

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

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

================================================================================

REVENUE RECOGNITION

Revenues are recognized upon the passage of title, which is generally at the time of shipment.

EARNINGS PER SHARE

In accordance with the provisions of Statement of Financial Accounting Standards
(SFAS) No. 128 "Earnings Per Share," the Company is presenting its net income per share on a `basic' and `diluted' basis. Basic earnings per share is based on the weighted average number of shares outstanding during the period. Diluted earnings per share is based on the weighted average number of shares outstanding adjusted for any common stock equivalents.

STOCK-BASED COMPENSATION

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Under APB No. 25, compensation cost is measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the exercise price of the option granted. Compen-sation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. Accordingly, no compensation cost has been recognized for its stock option plan. The Company provides additional pro forma disclosures as required under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

OTHER COMPREHENSIVE INCOME

In 1998, the Company implemented the provisions of Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income". This standard affects financial statement presentation and disclosure but has no impact on the Company's consolidated financial position or results of operations. The components of Other Comprehensive Income consist entirely of the Foreign Currency Translation Adjustments as reported in the Consolidated Statements of Comprehensive Income for the years ended December 25, 1998, 1997 and 1996 and as disclosed in Note 6 to the Consolidated Financial Statements.

2. RELATED PARTY TRANSACTIONS

Bush Boake Allen Inc. ("BBA" or the "Company"), was a wholly-owned subsidiary of Union Camp Corporation ("Union Camp") prior to an initial public offering ("IPO") of the Company's stock in May 1994. Union Camp owns 13,150,000 shares of BBA common stock.

     The Company enters into various operating transactions with Union Camp and its subsidiaries. These transactions include trade purchases of raw materials to be used in certain of the Company's manufacturing processes. The net trade purchases from Union Camp for 1998, 1997 and 1996 were $1.7 million, $1.8 million and $1.5 million, respectively. Concurrent with the May 1994 IPO, the Company and Union Camp entered into a Supply Agreement relating to the terms and conditions pursuant to which the Company purchases, at approximate fair market value, turpentine from Union Camp as well as turpentine procured by Union Camp from other sources for sale to the Company.

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

     Union Camp or BBA may terminate any or all of the services covered by the Services Agreement upon ninety days prior written notice. Research and development services were cancelled in 1998 by mutual agreement. The rates charged by Union Camp to the Company are intended to approximate the fair value of the services provided to the Company. The total charges approximated $2.9 million, $4.0 million and $4.0 million in 1998, 1997 and 1996, respectively. At December 25, 1998 and 1997, the net payable to Union Camp was approximately $700,000 and $800,000, respectively, which is payable on demand.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (continued)

================================================================================

2. RELATED PARTY TRANSACTIONS (CONTINUED)

     On November 24, 1998, International Paper Company ("International Paper") and Union Camp announced an agreement to merge through the exchange of Union Camp stock for International Paper stock. The proposed merger is subject to approval by International Paper and Union Camp shareholders, as well as regulatory agencies. The merger is expected to close early in the second calendar quarter of 1999. If and when completed, International Paper would become the majority shareholder of the Company.

3. SUPPLEMENTAL INFORMATION
---------------------------

Statements of Income

Total interest costs incurred and amounts capitalized for each of the years ended December 25 were:

                                          1998         1997         1996
                                        ---------------------------------
                                                ($ in thousands)
Total interest ........................ $3,878       $3,599       $3,062
Interest capitalized ..................   (552)        (524)        (645)
                                        ---------------------------------
        Net interest expense .......... $3,326       $3,075       $2,417
                                        =================================

Total other (income) expense, net includes loss from foreign exchange of $3.5 million in 1998, $2.0 million in 1997 and $1.5 million in 1996.

BALANCE SHEETS

                                                       As of December 25,
                                                     --------------------
                                                       1998          1997
                                                     --------------------
                                                       ($ in thousands)
Receivables, net
        Trade .....................................  $84,550      $82,743
        Other .....................................   10,304        8,074
                                                     --------------------
           ........................................   94,854       90,817
        Less allowance for doubtful accounts ......    1,745        1,976
                                                     --------------------
                Total .............................  $93,109      $88,841
                                                     ====================

     There were no significant uncollectible accounts written off during 1998, 1997 or 1996 that were not previously reserved.

                                                      As of December 25,
                                                   ----------------------
                                                      1998          1997
                                                   ----------------------
                                                      ($ in thousands)
Inventories
        Finished goods ........................... $ 39,012      $ 29,035
        Raw materials ............................   45,160        54,621
        Work in process ..........................   14,846        14,170
        Supplies .................................    3,303         4,665
                                                   ----------------------
                Total ............................ $102,321      $102,491
                                                   ======================

     As of December 25, 1998 and 1997, finished goods, work in process and raw materials totaling $14.1 million and $10.5 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $9.3 million and $9.5 million in 1998 and 1997, respectively.

                                                     As of December 25,
                                                  ----------------------
                                                     1998          1997
                                                  ----------------------
                                                     ($ in thousands)
Other current assets
        Prepayments ............................  $  3,332      $  3,148
        Other ..................................     6,893         2,558
                                                  ----------------------
                Total ..........................  $ 10,225      $  5,706
                                                  ======================
Property, plant and equipment
        Land ...................................  $  3,758      $  5,118
        Buildings and improvements .............    61,916        54,695
        Machinery and equipment ................   234,599       219,352
        Construction in progress ...............    28,169        22,624
                                                  ----------------------
                                                   328,442       301,789
        Less accumulated depreciation ..........   137,513       124,572
                                                  ----------------------
Property, plant and equipment, net .............  $190,929      $177,217
                                                  ======================

                                                     As of December 25,
                                                  ----------------------
                                                     1998          1997
                                                  ----------------------
                                                     ($ in thousands)
Other non-current assets
        Pension asset ........................... $36,230        $30,829
        Intangible assets .......................  10,361         10,945
        Other ...................................   4,163          3,756
                                                  ----------------------
                Total ........................... $50,754        $45,530
                                                  ======================

     Included within intangible assets as of December 25, 1998 and 1997 was goodwill of $10.1 million and $10.7 million, respectively.

                                                     As of December 25,
                                                  ----------------------
                                                     1998          1997
                                                  ----------------------
                                                     ($ in thousands)
Accrued liabilities
        Payroll ................................. $ 6,887        $ 7,616
        Payable to Union Camp ...................     664            796
        Other ...................................  20,205         16,301
                                                  ----------------------
                Total ........................... $27,756        $24,713
                                                  ======================
Other long-term liabilities
        Postretirement benefits ................. $ 3,604        $ 3,198
        Deferred revenue ........................   1,152          2,234
        Other ...................................   5,311          5,219
                                                  ----------------------
                Total ........................... $10,067        $10,651
                                                  ======================

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

================================================================================

STATEMENTS OF CASH FLOWS

Cash paid for income taxes was $14.2 million in 1998, $13.1 million in 1997 and $12.3 million in 1996. Cash paid for interest, net of amounts capitalized, was $3.3 million in 1998, $3.3 million in 1997 and $2.5 million in 1996. In 1996, the Company completed three small acquisitions for a combined purchase price of $10.8 million. In connection with these acquisitions, the Company paid $6.0 million in cash in 1996 and incurred fixed deferred payments of $4.8 million, of which $500,000 was paid in 1998 and $3.9 million was paid in 1997.

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

     At December 25, 1998, the Company had outstanding foreign exchange contracts valued at $36.9 million, primarily denominated in European and Asian currencies. These contracts mature in the first half of 1999. The purpose of these contracts is to neutralize foreign currency transaction risk generated by the Company's firm foreign currency business commitments. The change in value of the contracts resulting from changes in the respective foreign currency rates versus the U.S. dollar is accrued monthly and credited or charged to foreign exchange gain or loss. Foreign currency commitment exposures are evaluated on an ongoing basis and foreign contracts are adjusted as required to match cover with existing commitments. Currently, contracts are limited to currencies with established forward markets and counterparties, which meet Moody's credit rating of A1 or better.

4. DEBT
--------------------------------------------------------------------------------

The Company had outstanding debt comprised as follows:

                                                     As of December 25,
                                                  ----------------------
                                                     1998          1997
                                                  ----------------------
                                                     ($ in thousands)
Notes payable ................................... $16,382        $35,828
Current installments of long-term debt ..........     925              5
Long-term debt ..................................  10,354          3,456

     The Company has revolving local bank credit facilities in numerous countries outside the United States which provide for aggregate borrowing availability, expressed in U.S. dollars, of approximately $76.0 million. In addition, the Company has available a $25.0 million, three year committed multi-option borrowing facility from a leading European bank.

     As of December 25, 1998, $16.4 million was outstanding and included in notes payable, compared with $35.4 million as of December 25, 1997. Commitment or facility fees are either nominal or zero. Borrowing covenants, to the extent they exist, are presently being met.

     Borrowings under bank agreements bear interest at local market rates, which ranged from 1.2% to 20.0% in local currencies during 1998.

     The Company has revolving bank credit facilities under which the Company may obtain unsecured borrowings up to $25.0 million in the United States. Any borrowings under these facilities would incur interest at the prevailing prime rate or other market rates. As of December 25, 1998, zero was outstanding, compared with $400,000 as of December 25, 1997, in notes payable. There are no commitment fees or borrowing covenants.

     The Company's $10.4 million in long-term debt, payable in 2000 and 2001, has been issued in Australia, Japan and Turkey to satisfy the Company's financing needs, at annual interest rates of 6.3%, 1.9% and 6.0%, respectively.

5. INCOME TAXES
--------------------------------------------------------------------------------
The components of income before income taxes were:

                                                  Year Ended December 25,
                                               -----------------------------
                                                  1998       1997       1996
                                               -----------------------------
                                                     ($ in thousands)
Domestic ..................................... $15,610    $ 8,571    $ 4,733
Foreign ......................................  35,056     37,729     42,028
                                               -----------------------------
    Income before
         income taxes ........................ $50,666    $46,300    $46,761
                                               =============================

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (continued)

================================================================================

5. INCOME TAXES (CONTINUED)
--------------------------------------------------------------------------------

The provision for income taxes is comprised of the following:

                                                  Year Ended December 25,
                                               -----------------------------
                                               1998        1997         1996
                                               -----------------------------
                                                    ($ in thousands)
Current
        Federal .............................  $ 5,444    $ 1,843    $ 2,254
        State and local .....................      366        332        382
        Foreign .............................    8,089     11,570      9,868
                                               -----------------------------
                                               $13,899    $13,745    $12,504
                                               -----------------------------
Deferred
        Federal .............................  $   254    $   963    $  (675)
        State and local .....................      (26)         5        (93)
        Foreign .............................    2,847        606      3,470
                                               -----------------------------
                 ............................    3,075      1,574      2,702
                                               -----------------------------
                Total .......................  $16,974    $15,319    $15,206
                                               =============================

     The significant components of the cumulative deferred tax liability are as follows:

                                                  As of December 25,
                                               ----------------------
                                                  1998          1997
                                               ----------------------
                                                  ($ in thousands)
Deferred federal taxes
        Depreciation ......................... $ 6,634        $ 6,008
        Other ................................  (3,934)        (3,574)
Deferred foreign taxes
        Pensions .............................  10,391          9,107
        Other ................................  12,276         10,564
                                               ----------------------
                Total ........................ $25,367        $22,105
                                               ======================

     A detailed analysis of the effective tax rate is as follows:

                                                  Year Ended December 25,
                                               -----------------------------
                                               1998        1997         1996
                                               -----------------------------
Statutory federal tax rate ................... 35.0%       35.0%       35.0%
State taxes (net of federal
        tax impact) ..........................  0.4         0.5         0.4
Foreign income taxes ......................... (2.3)       (2.8)       (3.7)
Other ........................................  0.4         0.4         0.8
                                               -----------------------------
Effective rate ............................... 33.5%       33.1%       32.5%
                                               =============================

     Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the business of those companies. As of December 25, 1998, the total of all such undistributed earnings amounts to $138.8 million.

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

6. STOCKHOLDERS' EQUITY

--------------------------------------------------------------------------------------------------------------------------------
                                                                     Additional              Accumulated Other            Total
                                                 Common Stock           Paid-In     Retained     Comprehensive    Stockholders'
                                              Shares      Amounts       Capital     Earnings     Income (Loss)           Equity
--------------------------------------------------------------------------------------------------------------------------------
                                                                ($ in thousands)
Balance, December 25, 1995 ...............    19,218    $  19,218     $ 167,337    $   47,546       $  (12,319)       $ 221,782
                                              ----------------------------------------------------------------------------------
   Net income ............................        --           --            --        31,555               --           31,555
   Issuance of stock for options .........         4            4            63            --               --               67
   Foreign currency translation ..........        --           --            --            --            9,729            9,729
                                              ----------------------------------------------------------------------------------
Balance, December 25, 1996 ...............    19,222       19,222       167,400        79,101           (2,590)         263,133
                                              ----------------------------------------------------------------------------------
   Net income ............................        --           --            --        30,981               --           30,981
   Issuance of stock for options .........        37           37           644            --               --              681
   Foreign currency translation ..........        --           --            --            --           (6,403)          (6,403)
                                              ----------------------------------------------------------------------------------
Balance, December 25, 1997 ...............    19,259       19,259       168,044       110,082           (8,993)         288,392
                                              ----------------------------------------------------------------------------------
   Net income ............................      --             --            --        33,692               --           33,692
   Issuance of stock for options .........        26           26           403            --               --              429
   Foreign currency translation ..........      --             --            --            --           (1,992)          (1,992)
                                              ----------------------------------------------------------------------------------
Balance, December 25, 1998 ...............    19,285    $  19,285     $ 168,447     $ 143,774        $ (10,985)       $ 320,521
================================================================================================================================

The authorized capital stock of the company at December 1998, 1997 and 1996 consisted of 50,000,000 shares of common stock, $1.00 par value, and 5,000,000 shares of authorized but unissued preferred stock, $1.00 par value.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

================================================================================

7. PENSIONS AND OTHER POSTRETIREMENT BENEFITS
--------------------------------------------------------------------------------

The Company and certain foreign subsidiaries have noncontributory defined benefit pension plans covering substantially all of their employees. Benefits are based on years of service and, for salaried employees, final average earnings. The Company funds its plans annually based upon a consistently applied formula which amortizes the unfunded liability adjusted for actuarial gains or losses. Assets of the plans are primarily fixed income instruments and publicly traded stocks.

     The Company also has a contributory postretirement health care plan covering primarily its U.S. salaried employees. Employees become eligible for these benefits when they meet minimum age and service requirements. The Company funds its plan on a "pay-as-you-go" basis, in an amount equal to the retirees' medical claims paid.

     In 1998, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement standardizes the disclosure requirements for pensions and other postretirement benefits. Prior year information has been restated to conform with the requirements of SFAS No. 132.

     The following tables set forth pension and postretirement obligations and plan assets as of December 25:

($ in thousands)                                                            Pension Benefits
                                                              Domestic    Foreign    Domestic    Foreign  Postretirement Benefits
                                                              ------------------------------------------  -----------------------
                                                                     1998                   1997               1998       1997
                                                              ------------------------------------------  -----------------------
Change in benefit obligation:
   Benefit obligation at beginning of year ...................$25,570    $150,985    $18,969    $134,784    $ 3,580    $ 2,742
   Service cost ..............................................  1,584       4,053      1,377       3,605        297        298
   Interest cost .............................................  1,773      10,469      1,547      10,255        209        210
   Participant contributions .................................     --          47         --          42          7          5
   Exchange rate changes .....................................     --       1,466         --      (3,896)        --         --
   Benefits paid .............................................   (611)     (5,923)      (480)     (5,685)      (103)       (67)
   Actuarial (gain) loss .....................................  1,651      15,179      4,157      11,880       (563)       392
                                                              ------------------------------------------    ------------------
   Benefit obligation at end of year .........................$29,967    $176,276    $25,570    $150,985    $ 3,427    $ 3,580
                                                              ==========================================    ==================
Change in plan assets:
   Fair value of plan assets at beginning of year ............$22,539    $167,018    $19,702    $146,511         --         --
   Actual return on plan assets ..............................  2,760      (3,462)     3,370      24,352         --         --
   Employer contributions                                          34       2,486         92       2,429    $   100    $    64
   Participant contributions .................................     --          47         --          42          7          5
   Benefits paid .............................................   (611)     (5,923)      (480)     (5,685)      (103)       (67)
   Administrative expenses ...................................    (55)         --       (145)         --         (4)        (2)
   Exchange rate changes .....................................     --       1,434         --        (631)        --         --
                                                              ------------------------------------------    ------------------
   Fair value of plan assets at end of year ..................$24,667    $161,600    $22,539    $167,018         --         --
                                                              ==========================================    ==================
Reconciliation of funded status:
   Funded status as of December 25 ...........................$(5,301)   $(14,676)   $(3,031)   $ 16,033    $(3,427)   $(3,580)
   Unrecognized actuarial (gain)  loss .......................  1,624      52,874        667      17,614       (277)       282
   Unrecognized prior service cost ...........................     92      (1,317)       104      (1,447)        --         --
   Unrecognized transition (asset) obligation                    (192)       (651)      (291)     (1,371)        --         --
                                                              ------------------------------------------    ------------------
   Net (liability) asset recognized on Balance Sheet .........$(3,777)   $ 36,230    $(2,551)   $ 30,829    $(3,704)   $(3,298)
                                                              ==========================================    ==================
Amounts recognized in the statement of financial position
      consist of:
  Prepaid benefit cost .......................................     --    $ 36,839         --    $ 31,177         --         --
  Accrued (benefit) liability ................................$(3,777)       (609)   $(2,551)       (348)   $ 3,704    $ 3,298
                                                              ------------------------------------------    ------------------
  Net amount recognized at end of year .......................$(3,777)   $ 36,230    $(2,551)   $ 30,829    $ 3,704    $ 3,298
                                                              ==========================================    ==================

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (continued)

================================================================================


7. PENSIONS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)
--------------------------------------------------------------------------------

($ in thousands)                                                 Pension Benefits
                                                   Domestic    Foreign    Domestic    Foreign  Postretirement Benefits
                                                   ------------------------------------------  -----------------------
                                                          1998                   1997               1998       1997
                                                   ------------------------------------------  -----------------------
Additional year-end information for pension
   plans with accumulated benefit
   obligations in excess of plan assets:
   Projected benefit obligation ...............   $29,967    $176,276     $25,570      $6,505       --        --
   Accumulated benefit obligation .............    22,810     164,133      19,285       4,375       --        --
   Fair value of plan assets ..................    24,667     161,600      22,539       6,335       --        --
Weighted-average assumptions as of December 25:
   Discount rate ..............................     6.75%        6.5%        7.0%        7.0%     6.75%     7.0%
   Expected return on plan assets .............      9.5%       10.0%        9.5%       10.5%      N/A       N/A
   Rate of compensation increase ..............     4.75%        6.0%       4.75%        6.0%      N/A       N/A


Components of net periodic benefit cost:
($ in thousands)                                                     Pension Benefits             Postretirement Benefits
                                                          ----------------------------------     -----------------------
                                                              1998         1997         1996      1998     1997     1996
                                                          ----------------------------------     -----------------------
   Service cost .......................................   $  5,637     $  4,982     $  5,400     $ 297    $ 298    $ 315
   Interest cost ......................................     12,241       11,802       10,878       209      210      221
   Expected return on plan assets .....................    (18,623)     (16,821)     (15,948)       --       --       --
   Amortization of prior service cost .................       (105)        (116)        (127)       --       --       --
   Amortization of transitional (asset) obligation ....       (812)        (816)        (785)       --       --       --
   Recognized actuarial (gain) loss ...................        283          276          269        --       --       --
                                                          ----------------------------------     -----------------------
   Net periodic (benefit) cost ........................   $ (1,379)    $   (693)    $   (313)    $ 506    $ 508    $ 536
                                                          ==============================================================

     For measurement purposes, a 7% annual rate of increase in the per capita cost of covered health care benefits for the first half of 1998 and a 5% rate for the second half were assumed. After 1998, the rate remains level at 5% thereafter.

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                        One Percentage  One Percentage
                                        Point Increase  Point Decrease
                                        --------------  --------------
Effect on total of service and
   interest cost components .............. $ 90,000       $ (75,000)
Effect on postretirement
   benefit obligation .................... $524,000       $(450,000)

8. EMPLOYEE STOCK OPTION PLAN
--------------------------------------------------------------------------------

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

     At the end of 1998, 503,987 shares were available for future grants under the 1994 plan. The options outstanding at December 25, 1998 do not have stock appreciation rights attached.

     In February 1998, the Company adopted the BBA Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of immediately vested options to Directors who are not employees of the Company or Union Camp at prices not less than 100% of the fair market value at the date of grant. The Directors' Plan makes available up to 100,000 shares of common stock. Initial grants under the Directors' Plan in 1998 totaled 3,510 options, leaving 96,490 shares available for future grants.

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

================================================================================

The Company has adopted the disclosure provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS No. 123, total compensation cost recognized in income for stock-based compensation would have been $520,000 in 1998, $497,000 in 1997 and $516,000 in 1996 on a pro forma basis. Also, if SFAS No. 123 had been adopted, pro forma net income and earnings per share would have been $32.8 million or $1.70 per share basic and $1.69 per share diluted in 1998, $30.4 million or $1.58 per share basic and $1.57 per share diluted in 1997 and $31.2 million or $1.63 per share basic and $1.62 per share diluted in 1996.

The following table summarizes activity in the Company's stock option plan during 1998, 1997 and 1996:

                                                  1998                    1997                   1996
                                           --------------------------------------------------------------------
                                                       Weighted                Weighted                Weighted
                                                        Average                 Average                 Average
                                                       Exercise                Exercise                Exercise
                                            Shares        Price     Shares        Price     Shares        Price
                                           --------------------------------------------------------------------
Options outstanding
   at beginning of year .............      739,627       $22.21    563,520       $19.28    544,707       $19.07
Granted .............................      254,250       $28.72    230,520       $28.75     33,428       $25.00
Exercised ...........................      (26,017)      $16.49    (36,600)      $18.60     (4,200)      $16.00
Forfeited ...........................      (18,734)      $28.95    (17,813)      $20.81    (10,415)      $27.84
                                           --------------------------------------------------------------------
Options outstanding
   at end of year ...................      949,126       $23.98    739,627       $22.21    563,520       $19.28
                                           --------------------------------------------------------------------
Options exercisable
   at end of year ...................      397,536       $19.93    317,227       $20.29    192,500       $17.08
                                           ====================================================================

     For options outstanding as of the end of 1998, the range of exercise prices was $16.00 to $32.25 per share and the weighted average remaining contractual life was 7.3 years. The weighted average fair value on the date of grant was $10.11 for options granted in 1998, $11.11 for options granted in 1997 and $9.37 for options granted in 1996.

     Fair value was determined through the use of the Black-Scholes options pricing formula. For options granted in 1998, the risk-free interest rate was 5.5%, the expected life was 6 years, the expected volatility was 21% and the expected dividend yield was zero, all calculated on a weighted average basis. For options granted in 1997, the risk-free interest rate was 6.7%, the expected life was 6 years, the expected volatility was 22% and the expected dividend yield was zero, all calculated on a weighted average basis. For options granted in 1996, the risk-free interest rate was 6.0%, the expected life was 6 years, the expected volatility was 23% and the expected dividend yield was zero, all calculated on a weight average basis.

9. SUPPLEMENTAL EARNINGS PER SHARE INFORMATION
--------------------------------------------------------------------------------
($ IN THOUSANDS, EXCEPT PER SHARE)

                                                                 For the Year Ended December 25,
                                            1998                                1997                              1996
                            ---------------------------------- ---------------------------------- ----------------------------------
                              Income       Shares    Per Share   Income        Shares   Per Share   Income       Shares    Per Share
                            (Numerator) (Denominator)  Amount  (Numerator) (Denominator)  Amount  (Numerator) (Denominator)  Amount
                            ---------------------------------- ---------------------------------- ----------------------------------
Net Income                    $33,692                            $30,981                            $31,555
Basic EPS
   Income available to
     common shareholders      $33,692    19,279,028    $1.75     $30,981    19,237,909    $1.61     $31,555    19,220,238    $1.64
Effect of Dilutive                                     =====                              =====                              =====
   Securities Stock Options   $     -       126,541              $     -       180,368              $     -       169,420
                             -------------------------------------------------------------------------------------------------------
Diluted EPS
   Income available to
     common shareholders
     + assumed conversions    $33,692    19,405,569    $1.74     $30,981    19,418,277    $1.60     $31,555    19,389,658    $1.63
                             =======================================================================================================

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (continued)

================================================================================

9. SUPPLEMENTAL EARNINGS PER SHARE INFORMATION (CONTINUED)
--------------------------------------------------------------------------------

In 1998, 1997 and 1996 there were 67,550, 73,327 and 78,292 potential common shares, respectively, excluded from the computation of diluted earnings per share because the effect would have been antidilutive.

10. COMMITMENTS AND CONTINGENT LIABILITIES
--------------------------------------------------------------------------------

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

11. SEGMENT AND GEOGRAPHIC INFORMATION
--------------------------------------------------------------------------------

In 1998, the Company adopted the statement of the Financial Accounting Standards
(SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the reporting of financial information about a company's operating segments for both interim and annual reporting. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating earnings of the respective business units. Total revenue and operating profit by business segment and geographic region include both sales to customers, as reported in the Company's consolidated income statement, and intersegment sales, which are accounted for at prices charged to customers and eliminated in consolidation.

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

     The following chart sets forth operating results and other financial data for the principal business segments of the Company for the years ended December 25, 1998, 1997 and 1996.

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

                                                                        Corporate
                                          Flavor &        Aroma        Items and
                                         Fragrance      Chemicals     Unallocated    Consolidated
-------------------------------------------------------------------------------------------------
1998                                                         ($ in thousands)
   Net sales to customers ............   $384,200       $101,174             --        $485,374
   Intersegment sales ................         --         21,274       $(21,274)             --
                                         --------------------------------------------------------
   Total net sales ...................    384,200        122,448        (21,274)        485,374
   Operating profit ..................     50,151         23,817        (17,124)         56,844
   Identifiable assets ...............    304,984        145,501          7,925         458,410
   Depreciation ......................      9,376          6,945            310          16,631
   Capital expenditures ..............     21,008         13,991            962          35,961
1997
   Net sales to customers ............   $388,690       $101,895             --        $490,585
   Intersegment sales ................         --         25,373       $(25,373)             --
                                         --------------------------------------------------------
   Total net sales ...................    388,690        127,268        (25,373)        490,585
   Operating profit ..................     50,547         21,266        (19,076)         52,737
   Identifiable assets ...............    283,320        132,465          8,358         424,143
   Depreciation ......................      8,500          6,533            332          15,365
   Capital expenditures ..............     20,716         12,023            742          33,481

                     Bush Boake Allen Inc. and Subsidiaries

--------------------------------------------------------------------------------
SEGMENT INFORMATION (CONTINUED)

                                                                     Corporate
                                     Flavor &        Aroma           Items and
                                     Fragrance       Chemicals       Unallocated     Consolidated
-------------------------------------------------------------------------------------------------
                                                      ($ in thousands)
1996
   Net sales to customers            $357,772        $91,593                   -       $449,365
   Intersegment sales                       -         25,088            $(25,088)             -
                                    -------------------------------------------------------------
   Total net sales.................   357,772        116,681             (25,088)       449,365
   Operating profit................    46,239         22,666             (22,374)        46,531
   Identifiable assets.............   272,270        129,455               6,074        407,799
   Depreciation....................     6,349          5,510                 266         12,125
   Capital expenditures............    28,298         10,616                 715         39,629

--------------------------------------------------------------------------------
OPERATIONS BY GEOGRAPHIC AREAS

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

                                                                      Corporate
                                                  Asia                Items and
                               U.S.A.   Europe    Pacific    Other    Unallocated    Consolidated
-------------------------------------------------------------------------------------------------
                                                          ($ in thousands)

1998
   Net sales to customers... $158,995  $164,665   $78,083   $83,631            -        $485,374
   Sales between areas......   28,721    30,960        18       542     $(60,241)             -
                             --------------------------------------------------------------------
   Total net sales..........  187,716   195,625    78,101    84,173      (60,241)        485,374
   Long-lived assets........   50,500    87,547    30,590    22,292            -         190,929
1997
   Net sales to customers... $147,939  $167,751   $88,043   $86,852            -        $490,585
   Sales between areas......   33,328    33,108        26       347     $(66,809)              -
                             --------------------------------------------------------------------
   Total net sales..........  181,267   200,859    88,069    87,199      (66,809)        490,585
   Long-lived assets........   41,920    86,117    31,595    17,585            -         177,217
1996
   Net sales to customers... $135,789  $160,135   $78,778   $74,663            -        $449,365
   Sales between areas......   25,604    30,669        25       275     $(56,573)              -
                             --------------------------------------------------------------------
   Total net sales..........  161,393   190,804    78,803    74,938      (56,573)        449,365
   Long-lived assets........   39,826    79,876    34,777    11,098            -         165,577
-------------------------------------------------------------------------------------------------
RECONCILIATION OF REPORTABLE SEGMENT SALES, INCOME BEFORE INCOME TAXES AND ASSETS:

                                                                1998         1997        1996
                                                              -----------------------------------
                                                                          ($ in thousands)
Net Sales
Total net sales for reportable segments.....................  $506,648      $515,958    $474,453
Elimination of intersegment sales...........................   (21,274)      (25,373)    (25,088)
                                                              -----------------------------------
        Total consolidated net sales........................  $485,374      $490,585    $449,365
                                                              -----------------------------------
Income before Income Taxes
Total operating profit for reportable segments..............  $ 73,968      $ 71,813    $ 68,905
Elimination of intersegment profits.........................    (3,990)       (4,260)     (4,613)
Unallocated amounts:
   Corporate administration expenses........................   (13,134)      (14,816)    (17,761)
   Interest expense.........................................    (3,326)       (3,075)     (2,417)
   Other income (expense)...................................    (2,852)       (3,362)      2,647
                                                              -----------------------------------
   Total consolidated income before income taxes............  $ 50,666      $ 46,300      46,761
                                                              -----------------------------------
Assets
Total assets for reportable segments........................  $450,485      $415,785    $401,725
Unallocated corporate assets................................     7,925         8,358       6,074
                                                              -----------------------------------
        Total consolidated assets...........................  $458,410      $424,143    $407,799
                                                              -----------------------------------


                                                                              37

                       Report of Independent Accountants
--------------------------------------------------------------------------------

To the Board of Directors and Stockholders of Bush Boake Allen Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and of cash flows present fairly, in all material respects, the financial position of Bush Boake Allen Inc. and its subsidiaries at December 25, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP


Florham Park, New Jersey
January 29, 1999

                     Bush Boake Allen Inc. and Subsidiaries
                               Five-Year Summary
                       ($ in thousands, except per share)
--------------------------------------------------------------------------------

Operating Results                                         1998            1997            1996           1995         1994
----------------------------------------------------------------------------------------------------------------------------
  Net Sales...........................................  $485,374        $490,585        $449,365       $424,616     $374,991
  Costs and Other Charges.............................   428,530         437,848         402,834        374,419      333,233
----------------------------------------------------------------------------------------------------------------------------
        Income From Operations........................    56,844          52,737          46,531         50,197       41,758
----------------------------------------------------------------------------------------------------------------------------
  Interest Expense....................................     3,326           3,075           2,417          3,597        4,258
  Other (Income) Expense-Net..........................     2,852           3,362          (2,647)          (318)        (544)
----------------------------------------------------------------------------------------------------------------------------
        Income Before Income Taxes....................    50,666          46,300          46,761         46,918       38,044
  Income Taxes........................................    16,974          15,319          15,206         16,472       12,501
----------------------------------------------------------------------------------------------------------------------------
        Net Income....................................    33,692          30,981          31,555         30,446       25,543
----------------------------------------------------------------------------------------------------------------------------
Per Share(1)
        Net Income - basic............................      1.75            1.61            1.64           1.58         1.33
                   - diluted..........................      1.74            1.60            1.63           1.57         1.32
        Stockholders' Equity..........................     16.62           14.97           13.69          11.54        10.09
----------------------------------------------------------------------------------------------------------------------------
Financial Position at Year-End
        Current Assets................................   216,727         201,396         201,574        190,695      162,516
        Current Liabilities...........................    92,101          99,539         111,517         96,992       80,895
----------------------------------------------------------------------------------------------------------------------------
        Working Capital...............................   124,626         101,857          90,057         93,703       81,621
        Total Assets..................................   458,410         424,143         407,799        349,853      307,568
----------------------------------------------------------------------------------------------------------------------------
        Long-Term Debt................................    10,354           3,456           2,009          3,731        6,554
        Stockholders' Equity..........................   320,521         288,392         263,133        221,782      193,843
----------------------------------------------------------------------------------------------------------------------------
        Percent of Long-Term Debt to Total Capital....       3.2%            1.2%            0.8%           1.7%         3.3%
----------------------------------------------------------------------------------------------------------------------------
Additional Data
        Gross Profit Margin...........................      35.9%           35.6%           36.0%          37.1%        37.0%
        Operating Margin..............................      11.7%           10.7%           10.4%          11.8%        11.1%
        Depreciation and Amortization.................  $ 17,800        $ 16,930        $ 13,445       $ 12,661     $ 10,678
        Capital Expenditures (excluding acquisitions).  $ 35,961        $ 33,481        $ 39,629       $ 25,044     $ 18,250
----------------------------------------------------------------------------------------------------------------------------

(1) Net Income Per Share prior to 1995 is based on pro forma shares outstanding of 19,215,000.

                     Bush Boake Allen Inc. and Subsidiaries
                             Directors and Officers
--------------------------------------------------------------------------------
Board of Directors                                Corporate Officers

Julian W. Boyden                                  Julian W. Boyden
Chairman of the Board, President                  Chairman, President and
and Chief Executive Officer                       Chief Executive Officer

James M. Reed                                     James H. Dunsdon
Vice Chairman of the Board of the                 Executive Vice President
Company; retired Vice Chairman
of the Board and Chief Financial                  Fred W. Brown
Officer of Union Camp Corporation.                Vice President and
                                                  Chief Financial Officer
Peter L. Acton
Vice President and General                        Bruce J. Edwards
Manager, Union Camp                               Vice President
Chemical Products Division                        International Region

Thomas R. Crane, Jr.                              Jos Kleppers
Former President and Chief                        Vice President
Executive Officer of Castrol                      Europe Region
North America Holdings Inc.
                                                  Ronald A. Landis
L. Robert Pfund                                   Vice President
Retired Corporate Group                           Human Resources and Safety
Vice President of Avon
Products, Inc.                                    P. C. Mathew
                                                  Vice President
George J. Sella, Jr.                              Aroma and Terpene Chemicals
Retired Chairman of the Board
and Chief Executive Officer of                    Dennis M. Meany
American Cyanamid Company.                        Vice President
                                                  General Counsel and
William H. Trice                                  Secretary
Former Chairman of the Board of
the Company; Retired Executive                    Chia Siang Ee
Vice President of Union Camp                      Vice President
Corporation.                                      Asia Pacific Region

                                                  Peter A. Thorburn
                                                  Vice President
                                                  Global Chemical Sales
                                                  and Marketing

                                                  John R. Wright
                                                  Vice President
                                                  Commerce and Technology

                                                  Kenneth M. McHugh
                                                  Controller

                                                  Charles D. Weller
                                                  Treasurer

                                                  Richard J. Aiello
                                                  Assistant Controller

                                                  Philip J. Walpole
                                                  Assistant Controller

                                                  Alan R. Kelsey
                                                  Assistant Secretary


                               EXECUTIVE COMMITEE

                          [photo]             [photo]              [photo]
                      Julian W. Boyden    James H. Dunsdon      Fred W. Brown

   [photo]               [photo]             [photo]               [photo]
Bruce J. Edwards       Jos Keppers       Ronald A. Landis        P.C. Mathew

   [photo]               [photo]               [photo]             [photo]
Dennis M. Meany       Chia Siang Ee       Peter A. Thorburn    John R. Wright

[LOGO] Bush Boake Allen Inc.
       7 Mercedes Drive, Montvale, New Jersey 07645 www.bushboakeallen.com


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

    The company conducts business on six continents and has 63 locations in 39 countries worldwide. BBA's operations are characterized by a high level of creative skill and technical expertise and the company is a respected global supplier to an estimated $12 billion international market.

    BBA flavors and fragrances help provide a broad range of consumer products with a more compelling and unique character through either a pleasant, satisfying taste or a distinctive, pleasing aroma. It's likely that many of the flavored or scented products you use every day contain a flavor or fragrance created and produced by Bush Boake Allen.

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

    In addition to innovative products and advanced technology, at Bush Boake Allen customer service is paramount. Throughout the world, BBA creative flavorists and perfumers along with skilled technologists and marketing specialists are applying their special knowledge, experience and insights to helping our customers develop products that satisfy and delight consumers.

    As a service-oriented organization, Bush Boake Allen is a company fully committed to the future...and thoroughly dedicated to our customers' success!