Form 10-K405, Exhibit 13
period 1999-12-25
BUSH BOAKE ALLEN INC
filed 2000-03-20
CIK 919998

[LOGO] Bush Boake Allen Inc.

CLEAR STRATEGY                                               1999 Annual Report
SHARP FOCUS

BUSH BOAKE ALLEN WORLDWIDE



COMPANY PROFILE:

BUSH BOAKE ALLEN IS A PRINCIPAL GLOBAL PRODUCER OF FLAVORS, FRAGRANCES AND AROMA CHEMICALS AS WELL AS A MAJOR MANUFACTURER OF FINE CHEMICALS AND CHEMICAL INTERMEDIARIES USED IN A BROAD RANGE OF INDUSTRIAL AND AGRICULTURAL APPLICATIONS.


        BBA SERVES AN ESTIMATED $12 BILLION GLOBAL MARKET AND IS COMMITTED TO MEETING THE NEEDS OF ITS CUSTOMERS WORLDWIDE BY CONDUCTING OPERATIONS FROM 60 LOCATIONS IN 38 COUNTRIES ON SIX CONTINENTS.

        THE HIGHEST LEVEL OF CREATIVE SKILL AND TECHNICAL EXPERTISE HAS ALLOWED BBA TO DELIVER A WELL RESPECTED OFFERING OF FLAVORS AND FRAGRANCES USED IN THE DEVELOPMENT OF THE WORLD'S LEADING FLAVORED AND SCENTED CONSUMER PRODUCTS.

        THE COMPANY'S FLAVORS PROVIDE MANUFACTURERS OF BEVERAGES, DAIRY PRODUCTS, BAKED GOODS, CONFECTIONERY ITEMS, PREPARED MEALS AND PROCESSED FOODS WITH SATISFYING TASTES.

        BBA'S FRAGRANCE COMPOUNDS ARE USED TO PRODUCE PLEASING SCENTS IN PERFUMES AND COLOGNES, SCENTED CANDLES, SOAPS, DETERGENTS AND CLEANSERS, AIR FRESHENERS, COSMETICS AND A WIDE VARIETY OF OTHER HOUSEHOLD AND HEALTH AND BEAUTY PRODUCTS.

        AROMA CHEMICALS, FINE CHEMICALS, NATURAL EXTRACTS AND ESSENTIAL OILS PRODUCED BY THE COMPANY ARE THE BASIC BUILDING BLOCKS FOR A MULTITUDE OF COMPOUNDED FLAVORS AND FRAGRANCES. BBA'S CHEMICALS BUSINESS SUPPORTS THE COMPANY'S OWN PRODUCTION NEEDS AND THOSE OF LEADING GLOBAL CONSUMER PRODUCT MANUFACTURERS AND FRAGRANCE COMPOUNDERS.



[LOGO] Bush Boake Allen Inc.

FINANCIAL HIGHLIGHTS

($ IN THOUSANDS, EXCEPT PER SHARE)

                                                   1999        1998    % Change
--------------------------------------------------------------------------------
Sales and Earnings:
        Net Sales ..........................   $499,037    $485,374            3
        Income From Operations .............     45,654      56,844          (20)
        Income Before Income Taxes .........     38,984      50,666          (23)
        Net Income .........................     23,983      33,692          (29)
--------------------------------------------------------------------------------
Per Share:
        Net Income - basic .................   $   1.24    $   1.75          (29)
                   - diluted ...............       1.24        1.74          (29)
        Stockholders' Equity ...............      17.45       16.62            5
--------------------------------------------------------------------------------
Ratios:
        Net Income to Net Sales ............        4.8%        6.9%
        Long-Term Debt to Total Capital ....        2.3         3.2
--------------------------------------------------------------------------------
Financial Position at Year-End:
        Total Assets .......................   $461,017    $458,410            1
        Long-Term Debt .....................      8,003      10,354          (23)
        Stockholders' Equity ...............    336,737     320,521            5
--------------------------------------------------------------------------------
Additional Information:
        Cash Provided by Operations ........   $ 36,021    $ 47,110         (24)
        Capital Expenditures ...............     28,046      35,961         (22)
        Number of Employees ................      1,978       1,977          --
--------------------------------------------------------------------------------


                              NET SALES                 NET INCOME
                              ($ in Millions)           ($ in Millions)

                              [BAR CHART]               [BAR CHART]





WORLDWIDE SALES BY END USE (percent)       WORLDWIDE SALES BY CATEGORY (percent)


Bush Boake Allen           BBA Flavors                 BBA Fragrances              BBA Aroma Chemicals
[BAR CHART]                [BAR CHART]                 [BAR CHART]                 [BAR CHART]

Aroma Chemicals 22%        Oral Hygiene 3%            Colognes/Perfumes 6%          Intermediates 4%

Fragrance 20%              Other 7%                   Cosmetics/Toiletries 25%      Agrichemicals 10%

Flavor 58%                 Dairy/Ice Cream 11%        Soaps/Detergents 29%          Fragrances 86%

                           Beverages 18%              Cleaners/
                                                      Air Fresheners 40%

                           Confectionary/Bakery 20%

                           Snacks/Processed
                           Foods 41%


                                                         Bush Boake Allen Inc. 1

DEAR STOCKHOLDER:

Nineteen ninety-nine was a year of both challenges and progress at Bush Boake Allen. While economic difficulties in several of our principal markets impacted on our financial results, we can report that we reached a milestone in our business and our strategies were rewarded in several important areas. In 1999, we successfully completed our seven-year expansion and automation program, which will allow us to more effectively serve our expanded client base around the world. Further, we experienced growth in key developing markets through strengthened capacity and enhancements to the product line. It is the combination of a "Clear Strategy and Sharp Focus," which has enabled us to establish our strong international presence, and focus on better serving a diverse global marketplace.

FINANCIAL PERFORMANCE

In 1999, net sales rose 2.8% to $499.0 million from $485.4 million in 1998. Net income for the year was $24.0 million, or $1.24 per diluted share, compared with net income of $33.7 million in 1998, or $1.74 per diluted share. The 1998 results included a non-recurring gain of $2.3 million from the sale of land and buildings in England.

        Weak performance in our U.K. flavors and savory products business in 1999, resulting from pricing pressures brought on by the continued strength of the Pound Sterling against weaker European currencies, and consolidation and fewer product launches among our customers had a significantly adverse impact on our operating results. We are nevertheless encouraged by strengthened performance, particularly in U.S. flavors which gained momentum in the final months of the year, and our Asia Pacific Region where we are seeing excellent growth.

        Our aroma chemicals business also experienced difficulty in 1999. Major margin reductions resulted from a sharp drop in the cost of turpentine and competitive pricing pressures, particularly in Europe. However, in most areas, BBA retained market share and met increased volume demands. As we move forward, we expect that lower raw material prices, combined with increased volume capabilities, will support our efforts to regain margins and grow our aroma chemicals business.

        In another important event, Union Camp Corporation and International Paper Company successfully completed their merger, announced in November 1998, after receiving regulatory and shareholder approval this year. As a result, a majority interest in BBA was transferred to International Paper Company on April 30, 1999.

A CLEAR STRATEGY FOR GROWTH

1999 marked the completion of BBA's $240 million capital investment program, reflecting our clear and long-standing strategy for global expansion. Launched in 1992, this broad-based initiative was aimed at strengthening our capacity and efficiency worldwide, and thus allow us to better meet the needs of our multinational customers.

        Among the most important aspects of our investment program was the conclusion of our "Gaps in Maps" strategy. This included the completion of new manufacturing sites, over the last several years, in Thailand, China, Turkey and Mexico as well as the 1996 acquisition of a company in Argentina, and increasing our holdings in Italy, the Philippines and India.

        With the focused expansion of BBA worldwide in production, research and development and sales, BBA is well positioned for the future. We have strategically enhanced our global capabilities to allow us to better meet the needs of multinational customers as well as local companies by operating in both the developed and the newly industrialized markets around the world.

        The competitive advantages presented by our strong international presence are numerous. BBA is now able to provide our customers with local sales and technical staff in 38 countries around the world. More importantly, we are able to meet the growing demand on the part of multinational and local manufacturers by supplying consistent, locally manufactured products worldwide as well as understanding local preferences.

        Further, we successfully completed the bulk of our extensive automation program aimed at improving productivity and achieving economies of scale in both our aroma chemicals and flavor and fragrance businesses.

        In our chemicals operations, we consolidated some of our terpene production at Jacksonville to cut costs and we improved our manufacturing processes at both sites. We also upgraded our U.K. and U.S. compound flavor and seasonings plants, increasing productivity. We have only just begun to see the benefits of these investments across our businesses and we expect more substantial improvements going forward.

A SHARP FOCUS ON SALES

Our Americas Region delivered strong results in 1999. Despite slow sales in U.S. flavors, double-digit growth in the expanding U.S. seasonings and fragrance businesses drove an overall sales increase of 7% for the region.

        Other American markets also achieved significant progress. Canadian operations reported double-digit growth in sales with our Latin American business also making substantial gains after a slow 1998. Driven by expanded capacity in our Mexico operations and a strengthening in Brazil, Latin American flavor and fragrance sales rose 13% in 1999.

        1999 was a challenging year for our European operations. The modest growth from our Continental European business was not enough to offset the decline in our U.K. flavor sales and diminished demand for U.K. savory products.

        While performance suffered largely as a result of pricing pressures on U.K. manufactured products, operational problems at the regional level also affected performance in this region. We have taken decisive measures to address deficiencies, strengthening our regional management team and expanding our sales and marketing resources through the launch of a

2       1999 Annual Report

[PHOTO]
JULIAN W. BOYDEN Chairman, President and Chief Executive Officer

technical and sales center near Rotterdam. This new facility will provide BBA a much-needed additional base on the continent, allowing us to work in closer proximity to some of our European clients.

        This year, however, marked strong improvements in our Asia-Pacific region. Sales rose by 13% in 1999, signaling a gradual economic recovery in the wake of the currency turmoil and economic crisis that have plagued the region since 1997. BBA China led the growth in this region with sales advancing an impressive 61%. Strengthened performance was also seen in Singapore, Malaysia, Japan and Thailand, all of which reported double-digit sales growth in 1999.

        Our International Region, spanning India, Eastern Europe and Southern Africa also reported modest progress driven by strong growth in India, for a second consecutive year. While Eastern Europe also began to show signs of recovery following the collapse of the Ruble in 1998, the value of the South African Rand fell by 12% against the dollar this year. Our Turkish operations continued to be affected by natural disaster and economic difficulties in the country. However, with 1999 marking our first full year of expanded BBA operations there, we are hopeful of experiencing a more stable environment going forward.

FOCUSED ON PRODUCT LEADERSHIP

BBA believes new product development is essential to maintaining our leadership position in a highly competitive environment. Our dedication to research and development has allowed the Company to become a market leader in several industry applications in our flavor, fragrance and aroma chemical businesses.

        In 1999, BBA allocated $25 million to the development of new flavors and fragrances and chemical products, on top of investments of $25 million in 1998. This past year we focused on improving our product mix and developing our in-house chemicals and natural raw materials to offer customers a broader range of unique and proprietary products.

        We have also implemented measures to expand our sales and marketing efforts by increasing sales coverage in underdeveloped markets and strengthening our position in our principal markets. While our key clients remain major multinational companies, we will pay increasing attention to diversifying our customer base to include a greater number of retail chains, which are seeking to expand their higher margin private-label goods.

A CLEAR STRATEGY FOR THE FUTURE

As we go forward, we will continue to refine and execute our growth strategy. We will focus on leveraging our expanded global presence and improved capacity to serve a growing client base. In 2000 and beyond, we are committed to further diversifying our product and service offerings, particularly in our value-added businesses.

        Value-added products represent an increasingly significant opportunity for our Company to achieve growth and increase profitability. We are focused on expanding our higher margin compound flavor business and our blended seasonings for snack and convenience foods. We further expect that cosmetics, toiletries, soap, detergents and household products, including air fresheners and candles, will continue to play an important role in the success of our fragrance business.

        We will also increase profitability by placing greater emphasis on enhancing efficiency. Initiatives, such as plans to optimize our invested capital, will enable us to leverage our strengthened capabilities to improve productivity and reduce costs.

        At this time, we welcome two new members to our Board of Directors. Mr.
C. Wesley Smith, executive vice-president and a director of International Paper Company, and Mr. C. Cato Ealy, vice-president of business development and planning at International Paper Company, joined BBA's Board in May and September of 1999, respectively. We expect to benefit greatly from their expertise going forward. We also thank outgoing board members, Messrs. George Sella and Tom Crane, for their efforts and dedication to helping build BBA since we became a publicly traded company in mid-1994.

        In conclusion, we would also like to acknowledge the efforts of our committed employees, who have enabled us to meet important challenges, as well as our shareholders and customers for their continued support.

Sincerely,

JULIEN BOYDEN
J.W. Boyden
Chairman, President and Chief Executive Officer

March 10, 2000

                                                       Bush Boake Allen Inc.   3

Americas Region
Percent of Total
Company Flavor &
Fragrance Sales

[PIE CHART]                      [PHOTO]

   Flavor   26%
Fragrance   11%






4       1999 Annual Report

AMERICAS REGION

[MAP]

Above: BBA continues to achieve growth in its flavors and fragrance businesses across the U.S., Canada and Latin America.

Left: The Company's proprietary fragrances are used in a broad range of personal care products, including shampoos, lotions, soaps and other health and beauty aids.

Right: As a leading supplier of flavors and seasonings, BBA continues to expand its share of the rapidly growing savory snack food market.

        Throughout 1999, Bush Boake Allen focused on the expansion and automation of its manufacturing infrastructure in the Americas Region. These efforts resulted in enhanced capacity, which coupled with a strong marketing strategy, strengthened performance. Sales in the Americas rose 7% in 1999, with strong double-digit growth registered in U.S. seasonings, U.S. fragrances, Canada and Latin America.


        BBA's U.S. seasonings business continued to represent one of the Company's most important growth drivers and reflects consumer preferences for value-added products. In 1999, sales in this area increased 15% as the Company successfully expanded its share of the snack and prepared food seasonings markets.

        With the modernization of the Company's Carrollton, Texas manufacturing facility in 1999, BBA is well positioned to further expand its customer base within the chain restaurant, food service and snack food segments. BBA's innovative seasonings will provide real enhancement to these customers' product lines.

        For the second year in a row, BBA's U.S. based fragrance business has experienced double-digit growth. Strengthened performance was supported by a focus on the Norwood, New Jersey manufacturing facility with a 30% capacity expansion, continued efficiencies from automation, and recently being awarded OSHA VPP status.

        The Company successfully expanded its business with major fragrance accounts and continues to show strong growth with new wins in personal care, fabric care and household products. BBA also gained increased market share in the scented candle industry through sales of Uniclear'TM' candles, based on patented technology which generated significant revenues in 1999, exceeding forecast.

        There was a mild downturn in the Company's U.S. flavors business in 1999, resulting from pricing pressures associated with retail consolidation and fewer customer new product launches throughout the year. Nevertheless, while sales were weak in the first nine months of the year, there was an improvement toward the end of 1999 with growth continuing into the beginning of 2000.

        In 1999, the flavor division achieved core supplier status with several of its major customers, as manufacturers worked to streamline their businesses. The expansion and automation of BBA's Chicago flavors plant also allowed the Company to realize improved efficiency and enhance customer service. BBA is encouraged about the future of its compound flavors business.

        Latin America also showed significant signs of progress with sales rising 13% in 1999. Strengthened results in the region support BBA's growth strategy and the substantial investments made by the Company in the region over the past several years.

        Sales in Brazil, Mexico and Argentina were particularly strong and more than offset weakness in some of the other Latin American markets. The start up of a flavor manufacturing facility in Mexico and a tight control on costs enabled the Latin American region to greatly improve operating income over the prior year.

                                                                         [PHOTO]

                                                       Bush Boake Allen Inc.   5

Europe Region
Percent of Total
Company Flavor &
Fragrance Sales

[PIE CHART]                     [PHOTO]

   Flavor   20%
Fragrance    7%


6       1999 Annual Report

EUROPE REGION

[MAP]

Above: Focused on expanding its European flavors and fragrance businesses, BBA opened a new technical center near Rotterdam in 1999 to support growth.

Left: The development of value-added flavor products allows the Company to further penetrate Europe's growing beverage market.

Right: BBA is a leading provider of fragrances used in the development of cosmetics and a variety of skin care products.

        Nineteen ninety-nine was a challenging year for BBA's European operations. While the Company reported modest sales growth in Germany, France and Benelux countries, and solid growth in its fragrance operations, overall sales and operating income for the region declined, reflecting weakened demand for the Company's U.K. flavor and natural savory products. Consolidation and mergers by major customers has resulted in fewer new product launches and margins are under continuing pressure from a highly competitive retailer driven marketplace.

        Operational deficiencies at the regional level seriously impacted the Company's European results in 1999. Also contributing to the downturn were the effects of currency exchange rates on BBA's business. The continued strength of the Pound Sterling against the Euro brought significant pricing pressure on BBA goods produced at the Company's main European manufacturing sites in the U.K., putting BBA at a competitive disadvantage to continental producers.


        BBA implemented several strategic initiatives throughout its European operations to strengthen performance and enhance profitability. Operational issues are being addressed at the regional level through a restructuring of the Company's management. Further, BBA is expanding its sales and technical resources, in line with anticipated growth, to drive sales and enhance customer service going forward. Extensive development programs are also underway to provide added value functionality to our core products and lay the foundation to aggressively pursue fast emerging markets, such as nutraceutical and functional food and drink products.

        In 1999, BBA took an important step toward expanding the scope of its European flavors business. The Company opened a new technical and creative center near Rotterdam, Netherlands, to support growth on the continent. The new center combines the latest technical application and pilot plant equipment with newly designed laboratories. The center will not only allow the Company to provide its customers with greater access to BBA technicians and creative and sales staff, but also further allows the Company to more quickly and efficiently meet the needs of its Continental European clients.

        BBA anticipates that improved operational efficiency will help the Company regain market share and strengthen results. BBA believes it has strengthened its position on the continent to allow the Company to benefit from anticipated growth in the European economies in the future.

                                                                         [PHOTO]

                                                         Bush Boake Allen Inc. 7

Asia Pacific Region
Percent of Total
Company Flavor &
Fragrance Sales

[PIE CHART]                    [PHOTO]

   Flavor   17%
Fragrance    4%


8       1999 Annual Report

ASIA PACIFIC REGION


[MAP]



Above: Economic recovery in the region is paving the way for growth in BBA's Asia Pacific Region.

Left: Strengthened capabilities across Asia and the Pacific Rim have enabled the Company to meet growing demands for its flavors and fragrances.

Right: BBA supplies flavors to manufacturers of popular sweet and savory snack food throughout the region.

        Bush Boake Allen's Asia Pacific Region, headquartered in Singapore, experienced significant growth in 1999 as several key markets showed signs of recovery following currency turmoil and economic difficulties that began in 1997.

        Total sales for the region increased 13%, reaching $88.3 million, with operating income also registering impressive double-digit growth. BBA's strengthened results, despite varying degrees of improvement throughout Asia and the Pacific Rim, indicate that demand for the Company's flavors and fragrances continues to remain strong.

        Among BBA's most developed markets in the region are Australia and New Zealand, where the Company has operated for over 100 years and 50 years, respectively. In 1999, BBA reported modest growth in these markets, while developing markets also came to play an increasingly important role in the Company's business.


        BBA China led growth in the region in 1999, with sales advancing 61%. These results are largely attributable to expanded capacity in the Company's flavor and fragrance plant in Guangzhou, which became fully operational in 1997. Going forward, BBA anticipates that the Guangzhou plant will allow the Company to continue to enhance performance and grow its position in the vast Chinese market.

        BBA's business also achieved significant growth in Malaysia, as well as in Thailand where the automation and expansion of BBA's seasoning plant allowed the Company to post a double-digit increase in sales.

        Japan continues to represent an important market for BBA. 1999 saw the strengthening of the Yen against the Singapore Dollar, after having experienced significant pressure in 1998. As a result, BBA products became more competitive in the Japanese market, resulting in sales gains of 27% for the year.


        Additionally, BBA saw a rise in operating income in several regional markets, with double-digit growth achieved in the Philippines, China, Japan and Malaysia.


        The Company is encouraged about the future of the Asia Pacific Region and has taken strategic measures to grow its business in line with anticipated recovery in these markets. With strengthened presence in the region, BBA is focused on leveraging the Company's expanded technical and manufacturing capabilities to strengthen top-line growth and enhance profits.


                                    [PHOTO]


                                                       Bush Boake Allen Inc.   9

International Region
Percent of Total
Company Flavor &
Fragrance Sales

[PIE CHART]                    [PHOTO]

   Flavor 11%
Fragrance  4%



10   1999 Annual Report

INTERNATIONAL REGION


[MAP]


Above: BBA's strong global presence allows the Company to understand and meet local tastes across its vast International Region.

Left: Expanded operations in Turkey help BBA service growing demands in neighboring Middle-Eastern and Eastern European countries for flavors and seasonings used to produce snack foods and beverages.

Right: BBA has gained even greater market share in India as consumption of value-added prepared meals continues to rise.

        The International Region, encompassing markets from Eastern Europe to the Middle East and the Indian sub-continent to Africa, reflects BBA's commitment to maintaining a strong presence throughout its customers' global markets. In 1999, the Company focused on expanding its capacity and enhancing performance throughout 21 locations in 13 countries around the region. Overall, sales for the International Region reported modest growth of 3% in 1999. While several markets continued to be affected by economic difficulties, other key markets reported significant progress.

        For the second consecutive year, India led growth in the International Region. Sales rose an impressive 13% in 1999, supported by the expansion of BBA's seasonings blending facility in Chitoor, as well as its sales and technical staff at its Chennai headquarters. These initiatives have allowed the Company to service an expanded customer base in the growing Indian snack and prepared food markets. The Company is encouraged by progress in the Indian economy and expects increasing demand for value-added foods and household, toiletry and personal care products to have a positive impact on its business.

        Performance in the Southern African region and Eastern Europe were mixed in 1999. The South African Rand declined 12% in value against the U.S. Dollar, while Eastern European markets began a slow recovery following a downturn in local economies in the aftermath of the collapse of the Russian Ruble in 1998. BBA took important steps in 1999 to strengthen its Eastern European operations. BBA registered a sales company in Warsaw, Poland and established relationships with a strong network of local manufacturers in Russia through which BBA's products were sold.

        1999 also marked the first full year of operations for BBA's newly expanded Turkish facility. While the Company's performance was affected by difficulties in the Turkish economy following earthquakes that devastated the country in August, we expect that our strengthened presence there will allow BBA to become a leading domestic supplier. Further, the Company expects that Turkey's strategic location will allow BBA to expand its exports to important neighboring markets in the Middle East and Eastern Europe.



                                    [PHOTO]



                                                        Bush Boake Allen Inc. 11

Aroma Chemicals
Percent of Total
Company Sales

[PIE CHART]
                                    [PHOTO]

Aroma Chemicals 19%





12       1999 Annual Report

AROMA CHEMICALS



[PHOTO]


Above: Modernization of aroma chemical manufacturing plants in the U.S. and U.K. will help BBA meet growing internal needs as well as the needs of its large multinational customer base.

Left: BBA's aroma chemical products are found in a broad range of popular soaps, detergents, cleansers and other widely used household products.

Right: As the principal ingredients in fragrances, aroma chemicals are used to develop appealing scents and other toiletry and cosmetic products.

        Aroma chemicals, produced at the Company's state-of-the-art manufacturing plants in Jacksonville, Florida and Widnes, England, are basic building blocks in the creation of fragrances used in a broad range of consumer, household and personal care products.

        This division of BBA's business serves a large multinational client base of consumer product manufacturers and fragrance compounders and also supports the development of BBA's own line of unique fragrances and products through the internal use of patented materials.

        1999 was a difficult year for BBA's aroma chemicals business with several factors putting significant pressure on margins. Since the mid-1990's, companies in the industry, namely major competitors in Europe, the U.S. and Japan, have expanded capacity and significantly increased output. The result in 1999 was weak pricing in some aroma chemical segments.

        Additionally, the strength of the U.S. Dollar and the Pound Sterling against the Euro and other European currencies put BBA's U.S. and U.K. produced products at a competitive disadvantage with Continental European manufacturers. A sharp drop in the cost of turpentine, on top of these adverse foreign exchange rates, resulted in major margin reductions in certain aroma chemicals in 1999.

        Despite these challenges, BBA remained focused on executing its long-term growth strategy and achieved success in a number of important areas. The Company effectively strengthened capacity and improved efficiency following the completion of modernization programs at its manufacturing facilities this year, including the installation of a large capacity hydrogenator in the Company's Jacksonville plant.

        As a result, the Company achieved greater cost efficiency and improved capacity. BBA reported a 7% rise in aroma chemicals volumes in 1999, well above the industry average, and successfully maintained its market share in a competitive environment. Pine oil volumes also rose 28% in fiscal 1999, reinforcing BBA's position as the world's leading pine oil producer.

        BBA also strengthened its product mix with the further development of Boisvelone, a diffusive woody amber aroma chemical, and the launch of several new products, including Anandol, a powerful floral sandalwood odor, and several bleach stable specialties used in the manufacturing of laundry care products.

        Going forward, BBA is well positioned to take advantage of lower-priced raw materials and leverage its volumes and strengthened product mix to improve performance and deliver stronger financial results.


                                    [PHOTO]



                                                      Bush Boake Allen Inc.   13

Research &
Development
Expenditures
($ in millions)


                                    [PHOTO]

[BAR CHART]





14       1999 Annual Report

--------------------------------------------------------------------------------
RESEARCH & DEVELOPMENT

[PHOTO]

Above: The allocation of
over $50 million over the
past two years to research
and development allows
BBA to provide state-of-
the-art technical capabilities
around the world.

Left: BBA's successful
research programs enable
the Company to continue
to produce new and unique
base tastes and scents.

Right: Skilled flavorists
and perfumers have
identified and synthesized
over 130 novel chemicals
used in the development
of BBA's flavors and
fragrances.

Research and development capabilities effectively provide the Company with the right technologies and creative products to meet growing demands for flavor and fragrance and fine chemical products. BBA is committed to meeting these demands and views the development of new base tastes and scents as the key to sales growth and the Company's continued success.

        In 1999, BBA implemented a number of important initiatives to enhance its research and development capabilities and improve the effectiveness of its products. The Company allocated some $25 million to support progress at its three main technical facilities, situated at Montvale, New Jersey, London, England, and Chennai, India, as well as 42 additional technical development and application laboratories throughout the world. Aroma chemicals research and development is conducted in advanced technical centers in Jacksonville, Florida and Widnes, England.

        BBA also strengthened management, naming a new head of flavor and fragrance research in 1999, who brings more than fifteen years of development and managerial experience in the flavor and fragrance industry to BBA.

        The Company's Generessence'r' research program, concentrating on flavors and fragrances, made significant progress in 1999. It successfully identified and synthesized a broad range of novel chemicals by isolating a variety of essences given off by growing plants. These unique chemicals now number over 130, for which BBA is currently pursuing a number of patents. Due to great strides made this year by BBA's talented team of flavorists and perfumers, the Company extended the scope of this program. Going forward, BBA's Generessence'r' research program will also focus on other important areas such as taste effects in foods, noted to be among the most important new frontiers in flavor research today.

        Other important developments were also made in the Company's flavor technology research. BBA technicians focused on developing improved powder and heat-stable systems as well as creating a broader range of vanilla building blocks to support growth in the Company's expanding compound flavors and vanilla operations.

        BBA is encouraged by the progress made in its flavor and fragrance and chemical research and is confident that strengthened capabilities throughout its global operations have positioned the Company to capitalize on growing demand for its products worldwide.

                                                                       [PHOTO]


                                                      Bush Boake Allen Inc.   15

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

--------------------------------------------------------------------------------

OVERVIEW

Bush Boake Allen Inc. (BBA) is a global producer of flavors and fragrances and aroma chemicals. The Company believes it is one of the ten largest manufacturers of flavors (including essential oils, seasonings and spice extracts) and fragrances and aroma chemicals in the world, as measured by revenues, and its products are sold to many of the leading multinational consumer product companies throughout the world. BBA's business is organized into two operating segments: (i) flavor and fragrance and (ii) aroma chemicals, which accounted for 81% and 19%, respectively, of total 1999 net sales. The Company conducts its operations in 38 countries. BBA's sales in the Americas, Europe, Asia Pacific and International regions accounted for 39%, 31%, 18% and 12%, respectively, of total 1999 net sales. See Note 11 to Consolidated Financial Statements.

        On April 30, 1999, Union Camp Corporation merged with and into International Paper Company ("International Paper"). International Paper became the majority stockholder of the Company.

        The Company operates in competitive markets where product quality, integrity, innovation and customer service and support, in addition to price, are critical factors. During 1999, the Company's three largest customers accounted for approximately 6%, 4%, and 2%, respectively, of its total sales and no other single customer accounted for more than approximately 2% of total sales.

        The following table sets forth the percentage relationship to net sales of certain income statement items for the periods presented:

                                                    Year Ended December 25,
                                                     1999    1998    1997
                                                    -----------------------
Net sales......................................      100.0%  100.0%  100.0%
Costs and other charges:
  Cost of goods sold...........................       66.1    64.1    64.4
  Selling and administrative expenses..........       19.6    19.0    20.0
  Research and development expenses............        5.1     5.2     4.9
Income from operations.........................        9.1    11.7    10.7
Net income.....................................        4.8     6.9     6.3



YEAR ENDED DECEMBER 25, 1999 COMPARED TO YEAR ENDED DECEMBER 25, 1998

NET SALES

Net sales for the year ended December 25, 1999 increased 2.8% to $499.0 million from $485.4 million in the prior year. Net sales of flavor and fragrances increased 5.7% to $406.0 million from $384.2 million. The Asia Pacific, Americas and International region sales increased 13.1%, 7.4% and 2.7%, respectively while Europe region sales were basically level with 1998. Net sales of aroma chemicals decreased 8% to $93.0 million from $101.2 million primarily due to significant reductions in selling prices resulting from a sharp decline in crude sulfate turpentine costs and competitive pricing pressure in Europe. Net sales in both product segments were adversely affected by the movement in foreign currency exchange rates, primarily with currencies in Europe, Russia and Brazil versus the U.S. dollar. If exchange rates had remained unchanged from 1998 to 1999, the increase in total net sales would have been approximately 7%.

COST OF GOODS SOLD

Cost of goods sold in 1999 increased 6.1% to $330.0 million from $311.1 million in the prior year due primarily to increased sales, changes in product mix and higher depreciation and amortization expense resulting from the completion of major capital projects. The Company's cost of goods sold as a percentage of net sales increased to 66.1% from 64.1%.

                                       BBA
                                       OPERATING
                                       MARGIN
                                       (percent)

                                    [BAR GRAPH]

                                    Year    Percent
                                    ----    -------
                                    1997      10.7
                                    1998      11.7
                                    1999       9.1


SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses in 1999 increased 6.2% to $98.0 million from $92.2 million in the prior year. This increase reflects a shift in resources to the "front end" of the business, mainly selling and marketing, to promote growth in the flavor and fragrance segment. Selling and administrative expenses as a percentage of net sales increased to 19.6% from 19.0%.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased less than 1% to $25.4 million from $25.2 million in the prior year. Research and development expenses as a percentage of net sales decreased slightly to 5.1% from 5.2%.

16 1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

INCOME FROM OPERATIONS

Income from operations in 1999 decreased 19.7 % to $45.7 million from $56.8 million in the prior year. Adverse foreign exchange rate movements negatively impacted operating income by approximately 3%. As a percentage of net sales, income from operations decreased to 9.1% from 11.7% reflecting unfavorable product mix in both business segments and price reductions on aroma chemicals which averaged 12% across all products.

        Income from operations, exclusive of corporate items, for the flavor and fragrance segment decreased 6.2% to $47.1 million from $50.2 million in the prior year primarily due to weak results in Europe, mainly in the UK. In the aroma chemicals segment, income from operations, exclusive of corporate items, decreased 29.7% to $16.7 million from $23.8 million in the prior year. The decrease in operating income reflects significant price reductions and unfavorable product mix.

                                BBA
                                OPERATING
                                INCOME
                                ($ in Millions)


                                    [BAR GRAPH]

                              Year       $in Millions
                              ----       ------------
                              1997           52.7
                              1998           56.8
                              1999           45.7


OTHER (INCOME) EXPENSE, NET

Other (income) expense in 1999 was $4.3 million expense compared to $2.9 million expense in 1998. Other (income) expense in 1999 includes a $900,000 loss on foreign exchange compared to $3.5 million in 1998. Partially offsetting the foreign exchange loss in 1998 was a $2.7 million pre-tax gain on the sale of a parcel of land and tenanted buildings adjacent to the Company's Walthamstow, England site during the fourth quarter of 1998.

INTEREST EXPENSE

Interest expense in 1999 decreased to $2.3 million from $3.3 million in the prior year due primarily to the decrease in notes payable.

INCOME TAXES

Income tax expense decreased in 1999 to $15.0 million from $17.0 million in the prior year primarily as a result of lower pre-tax income. The Company's effective tax rate increased to 38.5% from 33.5% in the prior year. The 1999 tax rate reflects the write-off of $600,000 in unused deferred tax benefits related to the shut down of a sales office in Indonesia. The 1998 tax rate reflects the benefit from reduced capital gains taxes on property dispositions in the UK.

YEAR ENDED DECEMBER 25, 1998 COMPARED TO YEAR ENDED DECEMBER 25, 1997
---------------------------------------------------------------------

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


                                                        Bush Boake Allen Inc. 17

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

INCOME FROM OPERATIONS

Income from operations in 1998 increased 7.8 % to $56.8 million from $52.7 million in the prior year. Adverse foreign exchange rate movements negatively impacted operating income by approximately 4%. As a percentage of net sales, income from operations increased to 11.7% from 10.7% reflecting the benefits from Company cost reduction programs, lower severance costs and improved chemical operating efficiencies.

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

FINANCIAL MARKET RISK

        The Company is exposed to interest and foreign exchange rate risk due to various transactions. The Company generates foreign currency exposures in its normal course of business with activity involving intercompany and third party obligations, dividends, expenses, commissions, royalties, acquisitions, intercompany netting, intercompany loans, funding currency accounts and tax payments. To mitigate the risk from foreign currency exchange rate fluctuations, the Company will generally enter into forward currency exchange contracts for the purchase or sale of a currency in accordance with authorized levels pursuant to the Company's policy and procedures. The Company applies value at risk (VAR)


18 1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

techniques when measuring the Company's exposure to interest rate and currency fluctuations. VAR is a measurement of the estimated loss in fair value until currency positions can be neutralized, recessed or liquidated and assumes a 95-percent confidence level with normal market conditions. The potential one day loss, as of December 25, 1999, was approximately $1.2 million and it is considered insignificant in relation to the Company's results of operations and shareholders' equity.

ENVIRONMENTAL


        The Company is subject to various United States federal, state and local environmental laws and regulations as well as those in the countries outside the United States in which it operates. The Company believes that it is in compliance in all material respects with applicable laws and regulations. The Company has invested approximately $2.4 million, $2.5 million and $1.5 million in 1999, 1998 and 1997, respectively, for environmental projects and expects to make total capital expenditures of approximately $3 million for environmental projects in 2000.

        The Company does not believe that environmental matters currently relevant to its business, taken individually or in the aggregate, will have a material adverse effect on its financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operations in 1999 was $36.0 million, a decrease of $11.1 million from the prior year. Cash flow provided by operations increased $11.5 million in the year ended December 25, 1998 to $47.1 million from $35.6 million in the prior year. Working capital management of inventory levels continues to improve, but could not offset the reduction in operating net income in 1999.

        Capital expenditures were $28.0 million, $36.0 million and $33.5 million for 1999, 1998 and 1997, respectively. The aroma chemicals segment, which requires a relatively large investment in chemical processing plants, is more capital intensive than the flavor and fragrance segment, which is engaged in less capital-intensive mixing and blending operations.

        During 1997, the Company purchased a flavor manufacturing plant in Mexico and began construction on a plant in Turkey. In 1998, the Company completed construction of the Turkey facility and began expanding the capacity of our flavors and seasonings plants in the United States. During 1999 and 1998, the Company completed most of its major capital investment programs and expects total capital expenditures in the year 2000 to be approximately $16 million.

        During 1999, working capital increased $4.3 million to $128.9 million from $124.6 million in the prior year due primarily to a reduction in current liabilities, mainly from a decrease in notes payable. During 1998, working capital increased $22.7 million to $124.6 million from $101.9 million in the prior year also due primarily to a decrease in notes payable.

        The Company has revolving credit facilities in numerous countries other than the United States which provide for aggregate availability of $72.0 million. In addition, the Company has a $18.0 million, three year committed multi-option-borrowing facility from a leading European bank. At December 25, 1999, approximately $7.6 million was outstanding under these facilities and included in notes payable ($16.4 million as of December 25, 1998). Commitment fees are either nominal or zero. Covenants, to the extent they exist, are presently being met. Borrowings under these agreements bear interest at local market rates which ranged from 1.2% to 25.0% in local currencies during 1999.

        The Company also has revolving bank credit facilities under which the Company may obtain unsecured borrowings up to $25.0 million in the United States. Any borrowings under these facilities would incur interest at the prevailing prime rate or U.S. dollar LIBOR rate. As of December 25, 1999 and 1998, nothing was outstanding. There are no commitment fees or borrowing covenants.

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


                                                      Bush Boake Allen Inc.   19

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)

--------------------------------------------------------------------------------

ACCOUNTING MATTERS

In 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments. The statement, which is effective for the Company in the first quarter of 2001, requires all derivatives to be measured at fair value and recognized as either assets or liabilities. Management does not expect adoption of this statement to have a material effect on the Company's consolidated financial position or results of operations.

YEAR 2000

The Year 2000 issue is based on computer programs' use of two-digit years primarily in sorts, calculations or comparisons. Systems that have Year 2000 issues could result in erroneous results or system failures when processing dates greater than 1999.

        The Company began its formal Year 2000 project in April 1998 reviewing the Company's internal systems, hardware and other equipment including systems interfacing with the Company from external third party sources. The process included reviewing major supplier relationships and determining their compliance status and also communicating with customers concerning our Year 2000 project compliance status. Contingency plans were developed covering potential major issues including problems with critical suppliers. The Company has not experienced any disruption to operations related to Year 2000 issues.

        The Year 2000 issue did not have a material effect on the Company's consolidated financial position or results of operations. The total costs to modify or replace systems and equipment that required remedial action were approximately $3.1 million, of which $2.7 million relates to capital equipment.

EURO CONVERSION

On January 1, 1999 certain member nations of the European Economic and Monetary Union (EMU) adopted a common currency, the "Euro". For a three-year transition period, both the Euro and the members' national currencies will remain in circulation. After June 30, 2002, the Euro will be the sole legal tender for EMU countries. The Company does not expect that the adoption of the Euro currency unit will have a material impact on its operations, financial condition or liquidity. The costs of addressing the Euro conversion are not expected to be material and will be charged to operations as incurred.

--------------------------------------------------------------------------------
                        QUARTERLY INFORMATION (UNAUDITED)
                       ($ IN THOUSANDS, EXCEPT PER SHARE)

                                                                  Net Income   Net Income
                                              Gross       Net     Per Share     Per Share
                                Net Sales     Profit     Income     Basic        Diluted
------------------------------------------------------------------------------------------
1999

        Fourth Quarter......... $128,296     $45,877     $6,945      $.36       $.36
        Third Quarter..........  122,148      42,476      6,771       .35        .35
        Second Quarter.........  127,223      41,688      5,752       .30        .30
        First Quarter..........  121,370      39,010      4,515       .23        .23
------------------------------------------------------------------------------------------
1998

        Fourth Quarter......... $123,356     $42,019     $9,224      $.48       $.48
        Third Quarter..........  121,481      44,539      8,096       .42        .42
        Second Quarter.........  122,291      45,118      8,721       .45        .45
        First Quarter..........  118,246      42,631      7,651       .40        .39
------------------------------------------------------------------------------------------
1997

        Fourth Quarter......... $123,897     $44,626     $7,163      $.37       $.37
        Third Quarter..........  122,577      42,764      8,105       .42        .42
        Second Quarter.........  125,704      45,701      8,471       .44        .44
        First Quarter..........  118,407      41,362      7,242       .38        .37
------------------------------------------------------------------------------------------


20      1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME

                       ($ IN THOUSANDS, EXCEPT PER SHARE)

Year Ended December 25,                              1999          1998          1997
-------------------------------------------------------------------------------------

Net sales .................................      $499,037      $485,374      $490,585
Costs and other charges:
  Cost of goods sold ......................       329,986       311,067       316,132
  Selling and administrative expenses .....        97,999        92,235        98,076
  Research and development expenses .......        25,398        25,228        23,640
-------------------------------------------------------------------------------------
Income from operations ....................        45,654        56,844        52,737
Interest expense ..........................         2,322         3,326         3,075
Other (income) expense, net ...............         4,348         2,852         3,362
-------------------------------------------------------------------------------------
Income before income taxes ................        38,984        50,666        46,300
Income taxes ..............................        15,001        16,974        15,319
-------------------------------------------------------------------------------------
Net income ................................      $ 23,983      $ 33,692      $ 30,981
-------------------------------------------------------------------------------------
Net income per share - basic ..............         $1.24         $1.75         $1.61
                     - diluted ............         $1.24         $1.74         $1.60
-------------------------------------------------------------------------------------




                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                ($ IN THOUSANDS)


Year Ended December 25,                                   1999        1998          1997
----------------------------------------------------------------------------------------

Net income .......................................     $23,983      $33,692      $30,981

Other comprehensive (income) expense, net of tax:
  Foreign currency translation adjustments .......       8,015        1,992        6,403
----------------------------------------------------------------------------------------
Total other comprehensive (income) expense .......       8,015        1,992        6,403
----------------------------------------------------------------------------------------
Comprehensive income .............................     $15,968      $31,700      $24,578
----------------------------------------------------------------------------------------



See the accompanying notes to the Consolidated Financial Statements.

Bush Boake Allen Inc.                                                        21

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                ($ IN THOUSANDS)

As of December 25,                                                  1999         1998
---------------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents ................................      $  9,338      $ 11,072
Receivables, net .........................................        93,370        93,109
Inventories ..............................................        97,371       102,321
Other ....................................................        11,255        10,225
---------------------------------------------------------------------------------------
   Total current assets ..................................       211,334       216,727
Property, plant and equipment, net .......................       194,999       190,929
Other assets .............................................        54,684        50,754
---------------------------------------------------------------------------------------
   Total Assets ..........................................      $461,017      $458,410
---------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Notes payable and current maturities .....................      $  9,551      $ 17,307
Accounts payable .........................................        37,689        42,617
Accrued liabilities ......................................        31,248        27,756
Income and other taxes ...................................         3,954         4,421
---------------------------------------------------------------------------------------
   Total current liabilities .............................        82,442        92,101
Long-term debt ...........................................         8,003        10,354
Deferred income taxes ....................................        23,623        25,367
Other long-term liabilities ..............................        10,212        10,067
Stockholders' equity (Shares outstanding 1999: 19,299,534;
  1998: 19,284,817) ......................................       336,737       320,521
---------------------------------------------------------------------------------------
   Total Liabilities and Stockholders' Equity.............      $461,017      $458,410
---------------------------------------------------------------------------------------



See the accompanying notes to the Consolidated Financial Statements.

22                                                           1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                ($ IN THOUSANDS)

-----------------------------------------------------------------------------------------------------------------------------
Year Ended December 25,                                                           1999                1998               1997
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) operations:
        Net income ........................................................    $23,983            $ 33,692           $ 30,981
        Adjustments to reconcile net income to
                cash provided by operations:
                        Depreciation and amortization .....................     20,595              17,800             16,930
                        Deferred income taxes .............................        172               3,075              1,574
                        Loss/(gain) on sale of assets .....................        636              (2,833)                22
                        Other .............................................        312               1,707              2,018
        Changes in operational assets and liabilities, net of acquisitions:
                        Receivables, net ..................................     (3,600)             (5,647)            (5,986)
                        Inventories .......................................      2,276              (1,558)            (6,790)
                        Other assets ......................................     (6,519)            (10,272)            (6,800)
                        Accounts payable, taxes and
                          other liabilities ...............................     (1,834)             11,146              3,661
-----------------------------------------------------------------------------------------------------------------------------
                        Cash provided by operations .......................     36,021              47,110             35,610
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) investment activities:
        Capital expenditures ..............................................    (28,046)            (35,961)           (33,481)
        Proceeds on sale of assets ........................................        419               7,307                436
        Payments for acquisitions .........................................         --              (1,264)            (4,154)
-----------------------------------------------------------------------------------------------------------------------------
                        Cash used for investment activities ...............    (27,627)            (29,918)           (37,199)
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used for) financing activities:
        Proceeds from issuance of common stock, net .......................        248                 429                681
        Change in notes payable, net ......................................     (8,487)            (19,624)            (1,655)
        Proceeds from issuance of long-term debt ..........................         --               7,775              1,852
        Repayments of long-term debt ......................................     (1,630)                 (2)                (3)
-----------------------------------------------------------------------------------------------------------------------------
                        Cash provided by (used for) financing activities ..     (9,869)            (11,422)               875
-----------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash ...................................       (259)                944                742
-----------------------------------------------------------------------------------------------------------------------------
Increases (decreases) in cash and cash equivalents ........................     (1,734)              6,714                 28
Balance at beginning of period ............................................     11,072               4,358              4,330
-----------------------------------------------------------------------------------------------------------------------------
Balance at end of period ..................................................   $  9,338            $ 11,072           $  4,358
=============================================================================================================================

See the accompanying notes to the Consolidated Financial Statements

                                                  Bush Boake Allen Inc.       23

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

24    1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

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

OTHER COMPREHENSIVE INCOME

The components of Other Comprehensive Income consist entirely of the Foreign Currency Translation Adjustments as reported in the Consolidated Statements of Comprehensive Income for the years ended December 25, 1999, 1998 and 1997 and as disclosed in Note 6 to the Consolidated Financial Statements.

2. RELATED PARTY TRANSACTIONS

On April 30, 1999, our former parent company, Union Camp Corporation merged with and into International Paper Company ("International Paper"). International Paper became the majority stockholder of the Company and owns 13,150,000 shares of BBA common stock.

        The Company enters into various operating transactions with International Paper and its subsidiaries. These transactions include trade purchases of raw materials to be used in certain of the Company's manufacturing processes. The net trade purchases from International Paper for 1999, 1998 and 1997 were $1.8 million, $1.7 million and $1.8 million, respectively. The Company and International Paper have a Supply Agreement relating to the terms and conditions pursuant to which the Company purchases, at approximate fair market value, turpentine from International Paper as well as turpentine procured by International Paper from other sources for sale to the Company.

        The Company has a Service Agreement with International Paper under which International Paper provides the Company with certain administrative services, including environmental, tax, risk management, legal, accounting, certain treasury activities, employee benefit administration, human resource administration, safety and health administration, transportation logistics, corporate communications and research and development activities.

        International Paper or BBA may terminate any or all of the services covered by the Services Agreement upon ninety days prior written notice. Research and development services were cancelled in 1998 by mutual agreement.

        The rates charged by International Paper to the Company are intended to approximate the fair value of the services provided to the Company. The total charges approximated $400,000, $2.9 million and $4.0 million in 1999, 1998 and 1997, respectively. At December 25, 1999 and 1998, the net payable to International Paper was approximately $300,000 and $700,000, respectively, which is payable on demand.

                                                     Bush Boake Allen Inc.    25

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (CONTINUED)
--------------------------------------------------------------------------------

3. SUPPLEMENTAL INFORMATION

STATEMENTS OF INCOME

Total interest costs incurred and amounts capitalized for each of the years ended December 25 were:

                                             1999           1998           1997
                                          --------------------------------------
                                                      ($ in thousands)

Total interest ....................       $ 2,702        $ 3,878        $ 3,599
Interest capitalized ..............          (380)          (552)          (524)
                                          --------------------------------------
  Net interest expense ............       $ 2,322        $ 3,326        $ 3,075
                                          ======================================


Total other (income) expense, net includes loss from foreign exchange of $900,000 in 1999, $3.5 million in 1998 and $2.0 million in 1997.

BALANCE SHEETS


                                                            As of December 25,
                                                         -----------------------
                                                            1999            1998
                                                         -----------------------
                                                            ($ in thousands)

Receivables, net
  Trade ........................................         $86,533         $84,550
  Other ........................................           9,166          10,304
                                                         -----------------------
                                                          95,699          94,854
  Less allowance for doubtful accounts .........           2,329           1,745
                                                         -----------------------
    Total ......................................         $93,370         $93,109
                                                         =======================


There were no significant uncollectible accounts written off during 1999, 1998 or 1997 that were not previously reserved.


                                                         As of December 25,
                                                   -----------------------------
                                                       1999                 1998
                                                   -----------------------------
                                                           ($ in thousands)

Inventories
  Finished goods .....................             $ 35,233             $ 39,012
  Raw materials ......................               49,370               45,160
  Work in process ....................                9,906               14,846
  Supplies ...........................                2,862                3,303
                                                   -----------------------------
     Total ...........................             $ 97,371             $102,321
                                                   =============================


         As of December 25, 1999 and 1998, finished goods, work in process and raw materials totaling $9.4 million and $14.1 million, respectively, were valued at LIFO cost. The excess of current cost over LIFO value was $3.0 million and $9.3 million in 1999 and 1998, respectively. During 1999, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at higher costs prevailing in prior years as compared with the cost of 1999 purchases, the effect of which increased cost of goods sold by approximately $2.0 million and decreased net income by approximately $1.2 million.


                                                           As of December 25,
                                                     ---------------------------
                                                        1999                1998
                                                     ---------------------------
                                                           ($ in thousands)
Other current assets
  Prepayments ..........................             $ 3,861             $ 3,332
  Other ................................               7,394               6,893
                                                     ---------------------------
     Total .............................             $11,255             $10,225
                                                     ===========================






                                                            As of December 25,
                                                     ---------------------------
                                                          1999              1998
                                                     ---------------------------
                                                           ($ in thousands)

Property, plant and equipment
   Land ....................................          $  4,495          $  3,758
   Buildings and improvements ..............            68,016            61,916
   Machinery and equipment .................           260,971           234,599
   Construction in progress ................            12,853            28,169
                                                     ---------------------------
                                                       346,335           328,442
   Less accumulated depreciation ...........           151,336           137,513
                                                     ---------------------------
Property, plant and equipment, net .........          $194,999          $190,929
                                                     ===========================




                                                           As of December 25,
                                                      --------------------------
                                                         1999               1998
                                                      --------------------------
                                                           ($ in thousands)

Other non-current assets
  Pension asset ..........................            $34,354            $36,230
  Intangible assets ......................              9,132             10,361
  Other ..................................             11,198              4,163
                                                      --------------------------
     Total ...............................            $54,684            $50,754
                                                      ==========================


         Included within intangible assets as of December 25, 1999 and 1998 was goodwill of $9.1 million and $10.1 million, respectively.


                                                           As of December 25,
                                                         -----------------------
                                                          1999            1998
                                                         -----------------------
                                                            ($ in thousands)

Accrued liabilities
 Payroll .......................................         $ 5,979         $ 6,887
 Payable to International Paper ................             275             664
 Other .........................................          24,994          20,205
                                                         -----------------------
     Total .....................................         $31,248         $27,756
                                                         =======================
Other long-term liabilities
  Minority interest ............................         $ 5,402         $ 4,706
  Postretirement benefits ......................           3,915           3,604
  Deferred revenue .............................              42           1,152
  Other ........................................             853             605
                                                         -----------------------
     Total .....................................         $10,212         $10,067
                                                         =======================



26    1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

-------------------------------------------------------------------------------

STATEMENTS OF CASH FLOWS

Cash paid for income taxes was $24.0 million in 1999, $14.2 million in 1998 and $13.1 million in 1997. Cash paid for interest, net of amounts capitalized, was $2.3 million in 1999 and $3.3 million in 1998 and 1997.

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

        At December 25, 1999, the Company had outstanding foreign exchange contracts valued at $59.5 million, primarily denominated in European currencies. These contracts mature in the first half of 2000. The purpose of these contracts is to neutralize foreign currency transaction risk generated by the Company's firm foreign currency business commitments. The change in value of the contracts resulting from changes in the respective foreign currency rates versus the U.S. dollar is accrued monthly and credited or charged to foreign exchange gain or loss. Foreign currency commitment exposures are evaluated on an ongoing basis and foreign contracts are adjusted as required to match cover with existing commitments. Currently, contracts are limited to currencies with established forward markets and counter-parties, which meet Moody's credit rating of A1 or better.

4. DEBT

The Company had outstanding debt comprised as follows:

                                              As of December 25,
                                              ------------------
                                                 1999    1998
                                              ------------------
                                               ($ in thousands)
Notes payable................................  $7,585  $16,382
Current installments of long-term debt.......   1,966      925
Long-term debt...............................   8,003   10,354


        The Company has revolving local bank credit facilities in numerous countries outside the United States which provide for aggregate borrowing availability, expressed in U.S. dollars, of approximately $72.0 million. In addition, the Company has available an $18.0 million, three year committed multi-option borrowing facility from a leading European bank.

        As of December 25, 1999, $7.6 million was outstanding and included in notes payable, compared with $16.4 million as of December 25, 1998. Commitment or facility fees are either nominal or zero. Borrowing covenants, to the extent they exist, are presently being met.

        Borrowings under bank agreements bear interest at local market rates, which ranged from 1.2% to 25.0% in local currencies during 1999.

        The Company has revolving bank credit facilities under which the Company may obtain unsecured borrowings up to $25.0 million in the United States. Any borrowings under these facilities would incur interest at the prevailing prime rate or other market rates. As of December 25, 1999 and 1998, nothing was outstanding. There are no commitment fees or borrowing covenants.

        The Company's $8.0 million in long-term debt, payable in 2001, has been issued in Turkey to satisfy the Company's financing needs, at an annual interest rate of 6.3%.

                                                      Bush Boake Allen Inc.   27

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)
--------------------------------------------------------------------------------

5. INCOME TAXES

The components of income before income taxes were:

                                Year Ended December 25,
                             ----------------------------
                               1999      1998       1997
                             ----------------------------
                                  ($ in thousands)
Domestic.................    $19,050   $15,610    $ 8,571
Foreign..................     19,934    35,056     37,729
                             ----------------------------
   Income before
      income taxes.......    $38,984   $50,666    $46,300
                             ============================


The provision for income taxes is comprised of the following:

                                Year Ended December 25,
                             ----------------------------
                               1999      1998       1997
                             ----------------------------
                                  ($ in thousands)
Current
   Federal...............    $ 5,553   $ 5,444    $ 1,843
   State and local.......      1,027       366        332
   Foreign...............      8,249     8,089     11,570
                             ----------------------------
                             $14,829   $13,899    $13,745
                             ----------------------------

Deferred
   Federal...............    $   391   $   254    $   963
   State and local.......        (60)      (26)         5
   Foreign...............       (159)    2,847        606
                             ----------------------------
                                 172     3,075      1,574
                             ----------------------------
      Total..............    $15,001   $16,974    $15,319
                             ============================


        The significant components of the cumulative deferred tax liability are as follows:

                               As of December 25,
                             ---------------------
                               1999         1998
                             ---------------------
                                ($ in thousands)
Deferred federal taxes
        Depreciation.......  $ 7,146       $ 6,634
        Other..............   (4,118)       (3,934)
Deferred foreign taxes
        Pensions...........   10,235        10,391
        Other..............   10,360        12,276
                             ---------------------
                Total......  $23,623       $25,367
                             =====================


A detailed analysis of the effective tax rate is as follows:


                                Year Ended December 25,
                             ----------------------------
                               1999      1998       1997
                             ----------------------------

Statutory federal tax rate...  35.0%     35.0%      35.0%
State taxes (net of federal
   tax impact)...............   1.6       0.4        0.5
Foreign income taxes.........   2.2      (2.3)      (2.8)
Other........................  (0.3)      0.4        0.4
                             ----------------------------
Effective rate...............  38.5%     33.5%      33.1%
                             ============================


        Federal and state income taxes are not accrued on the cumulative undistributed earnings of foreign subsidiaries because the earnings have been reinvested in the business of those companies. As of December 25, 1999, the total of all such undistributed earnings amounts to $125.8 million.


6. STOCKHOLDERS' EQUITY

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          Additional              Accumulated Other           Total
                                                        Common Stock         Paid-In     Retained     Comprehensive   Stockholders'
                                                    Shares      Amounts      Capital     Earnings     Income (Loss)          Equity
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         ($ in thousands)
Balance, December 25, 1996 ..................       19,222    $  19,222    $ 167,400    $  79,101      $  (2,590)         $ 263,133
                                                    -------------------------------------------------------------------------------
  Net income ................................           --           --           --       30,981             --             30,981
  Issuance of stock for options .............           37           37          644           --             --                681
  Foreign currency translation ..............           --           --           --           --         (6,403)            (6,403)
                                                    -------------------------------------------------------------------------------
Balance, December 25, 1997 ..................       19,259       19,259      168,044      110,082         (8,993)           288,392
                                                    -------------------------------------------------------------------------------
  Net income ................................           --           --           --       33,692             --             33,692
  Issuance of stock for options .............           26           26          403           --             --                429
  Foreign currency translation ..............           --           --           --           --         (1,992)            (1,992)
                                                    -------------------------------------------------------------------------------
Balance, December 25, 1998 ..................       19,285       19,285      168,447      143,774        (10,985)           320,521
  Net income ................................           --           --           --       23,983             --             23,983
  Issuance of stock for options .............           15           15          233           --             --                248
  Foreign currency translation ..............           --           --           --           --         (8,015)            (8,015)
                                                    -------------------------------------------------------------------------------
Balance, December 25, 1999 ..................       19,300    $  19,300    $ 168,680    $ 167,757      $ (19,000)         $ 336,737
-----------------------------------------------------------------------------------------------------------------------------------

The authorized capital stock of the company at December 1999, 1998 and 1997 consisted of 50,000,000 shares of common stock, $1.00 par value, and 5,000,000 shares of authorized but unissued preferred stock, $1.00 par value.

28     1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

7. PENSIONS AND OTHER POSTRETIREMENT BENEFITS

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

     The following tables set forth pension and postretirement obligations and plan assets as of December 25:



($ in thousands)                                                                Pension Benefits
                                                                     Domestic   Foreign  Domestic  Foreign   Postretirement Benefits
                                                                     --------------------------------------  -----------------------
                                                                            1999                1998               1999        1998
                                                                     --------------------------------------  -----------------------
Change in benefit obligation:
        Benefit obligation at beginning of year...................... $29,967  $176,276   $25,570  $150,985      $ 3,427    $ 3,580
        Service cost.................................................   1,860     4,663     1,584     4,053          271        297
        Interest cost................................................   2,468    10,915     1,773    10,469          205        209
        Participant contributions....................................      --        --        --        47            7          7
        Exchange rate changes........................................      --    (7,748)       --     1,466           --         --
        Plan amendments..............................................   1,912        --        --        --       (1,681)        --
        Benefits paid................................................    (621)   (6,829)     (611)   (5,923)        (103)      (103)
        Actuarial (gain) loss........................................   1,958     2,463     1,651    15,179           39       (563)
                                                                      -------------------------------------  -----------------------
        Benefit obligation at end of year............................ $37,544  $179,740   $29,967  $176,276      $ 2,165    $ 3,427
                                                                      =====================================  =======================

Change in plan assets:
        Fair value of plan assets at beginning of year............... $24,667  $161,600   $22,539  $167,018           --         --
        Actual return on plan assets.................................   4,856    29,288     2,760    (3,462)          --         --
        Employer contributions.......................................      32     3,114        34     2,486      $   100    $   100
        Participant contributions....................................      --        --        --        47            7          7
        Benefits paid................................................    (621)   (6,829)     (611)  ( 5,923)        (103)      (103)
        Administrative expenses......................................      --        --       (55)       --           (4)        (4)
        Exchange rate changes........................................      --    (6,826)       --     1,434           --         --
                                                                      -------------------------------------  -----------------------
        Fair value of plan assets at end of year..................... $28,934  $180,347   $24,667  $161,600           --         --
                                                                      =====================================  =======================

Reconciliation of funded status:
        Funded status as of December 25.............................. $(8,610) $    607   $(5,301) $(14,676)     $(2,165)   $(3,427)
        Unrecognized actuarial (gain) loss...........................     515    35,098     1,624    52,874         (227)      (277)
        Unrecognized prior service cost..............................   2,039    (1,205)       92    (1,317)      (1,623)        --
        Unrecognized transition (asset) obligation...................     (93)     (146)     (192)     (651)          --         --
                                                                      -------------------------------------  -----------------------
        Net (liability) asset recognized on Balance Sheet............ $(6,149) $ 34,354   $(3,777) $ 36,230      $(4,015)   $(3,704)
                                                                      =====================================  =======================

Amounts recognized in the statement of financial position consist of:
        Prepaid benefit cost.........................................      --  $ 35,212        --  $ 36,839           --         --
        Accrued benefit (liability).................................. $(6,149)     (858)  $(3,777)     (609)     $(4,015)   $(3,704)
                                                                      -------------------------------------  -----------------------
        Net amount recognized at end of year......................... $(6,149) $ 34,354   $(3,777) $ 36,230      $(4,015)   $(3,704)
                                                                      =====================================  =======================


                                                     Bush Boake Allen Inc.    29

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                   (CONTINUED)
--------------------------------------------------------------------------------

7. PENSIONS AND OTHER POSTRETIREMENT BENEFITS (CONTINUED)


($ in thousands)                                                                Pension Benefits
                                                                     Domestic   Foreign  Domestic  Foreign   Postretirement Benefits
                                                                     --------------------------------------  -----------------------
                                                                            1999                1998               1999         1998
                                                                     --------------------------------------  -----------------------
Additional year-end information for pension plans with accumulated benefit obligations in excess of plan assets:
        Projected benefit obligation.................................  $6,925    $3,097   $29,967  $176,276           --         --
        Accumulated benefit obligation...............................   4,686     2,189    22,810   164,133           --         --
        Fair value of plan assets....................................   1,300     1,345    24,667   161,600           --         --

Weighted-average assumptions as of December 25:
        Discount rate................................................   7.75%      6.5%     6.75%      6.5%        7.75%      6.75%
        Expected return on plan assets...............................   10.0%      9.5%      9.5%     10.0%          N/A        N/A
        Rate of compensation increase................................    5.0%      4.0%     4.75%      6.0%          N/A        N/A


Components of net periodic benefit cost:

($ in thousands)                                                            Pension Benefits            Postretirement Benefits
                                                                      ---------------------------  --------------------------------
                                                                       1999      1998      1997      1999       1998         1997
                                                                      ---------------------------  --------------------------------
        Service cost................................................. $ 6,523   $ 5,637   $ 4,982      $271         $297       $298
        Interest cost................................................  13,383    12,241    11,802       205          209        210
        Expected return on plan assets............................... (16,744)  (18,623)  (16,821)       --           --         --
        Amortization of prior service cost...........................     171      (105)     (116)      (59)          --         --
        Amortization of transitional (asset) obligation..............    (602)     (812)     (816)       --           --         --
        Recognized actuarial (gain) loss.............................   3,318       283       276        (3)          --         --
                                                                      ---------------------------  --------------------------------
        Net periodic (benefit) cost.................................. $ 6,049   $(1,379)  $  (693)     $414         $506       $508
                                                                      ===========================  ================================

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

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plan. A one percentage point change in assumed health care cost trend rates would have the following effects:

                                        One Percentage     One Percentage
                                        Point Increase     Point Decrease
                                      ------------------------------------
Effect on total of service and
   interest cost components........      $   8,000          $   (8,000)
Effect on postretirement
   benefit obligation..............      $  75,000          $  (67,000)

8. Employee Stock Option Plan

In February 1994, the Company adopted the BBA Stock Option and Stock Award Plan (the "Plan"). The Plan provides for the grant of options or awards to officers and key employees of the Company and its subsidiaries at prices not less than 100% of the fair market value at the date of grant. Such options and awards generally become exercisable two or three years after the date of grant and expire ten years from that date. The Plan initially made available up to 750,000 shares of Common Stock, increased on May 1 of each year from May 1, 1995 to May 1, 2003, inclusive, by one percent of the number of shares of Common Stock outstanding on the immediately preceding April 30 (the "Annual Increment"). Under the Plan, 150,000 shares plus 20% of the Annual Increment may be awarded as restricted stock and no more than 1,000,000 shares in the aggregate may be awarded as incentive stock options. Recipients of restricted stock are entitled to receive cash dividends, if any, and to vote their respective shares. Certain restrictions will limit the sale or transfer of these shares during the specified restriction period. Concurrent with the IPO, the Company granted options to purchase approximately 500,000 shares of Common Stock to officers and key employees of the Company which became exercisable at a rate of 20% per year.

        At the end of 1999, 470,539 shares were available for future grants under the 1994 plan. The options outstanding at December 25, 1999 do not have stock appreciation rights attached.

        In February 1998, the Company adopted the BBA Directors' Stock Option Plan (the "Directors' Plan"). The Directors' Plan provides for the grant of immediately vested options to Directors who are not employees of the Company or International Paper at prices not less than 100% of the fair market value at the date of grant. The Directors' Plan makes available up to 100,000 shares of common stock. Initial grants under the Directors' Plan in 1998 totaled 3,510 options, and 2,010 options were granted in 1999 leaving 94,480 shares available for future grants.


30    1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

        The Company has adopted the disclosure provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the stock option plan. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of SFAS No. 123, total compensation cost recognized in income for stock-based compensation would have been $616,000 in 1999, $520,000 in 1998 and $497,000 in 1997 on a pro forma basis. Also, if SFAS No. 123 had been adopted, pro forma net income and earnings per share would have been $21.6 million or $1.12 per share basic and diluted in 1999, $32.8 million or $1.70 per share basic and $1.69 per share diluted in 1998 and $30.4 million or $1.58 per share basic and $1.57 per share diluted in 1997.

On April 30, 1999, all then outstanding options became vested and exercisable due to the change in control occasioned by the merger of Union Camp and International Paper. The following table summarizes activity in the Company's stock option plan during 1999, 1998 and 1997:

                                               1999                   1998                    1997
                                            -------------------------------------------------------------
                                                         Weighted           Weighted             Weighted
                                                          Average            Average              Average
                                                         Exercise           Exercise             Exercise
                                              Shares      Price     Shares   Price      Shares    Price
                                            -------------------------------------------------------------
Options outstanding
 at beginning of year ..................      949,126    $23.98    739,627    $22.21     563,520    $19.28
Granted ................................      251,910    $29.94    254,250    $28.72     230,520    $28.75
Exercised ..............................      (14,717)   $16.87    (26,017)   $16.49     (36,600)   $18.60
Forfeited ..............................      (23,516)   $29.31    (18,734)   $28.95     (17,813)   $20.81
                                            --------------------------------------------------------------
Options outstanding
  at end of year .......................    1,162,803    $25.25    949,126    $23.98     739,627    $22.21
                                            --------------------------------------------------------------
Options exercisable
  at end of year .......................      917,213    $24.00    397,536    $19.93     317,227    $20.29
                                            ==============================================================


        For options outstanding as of the end of 1999, the range of exercise prices was $16.00 to $32.25 per share and the weighted average remaining contractual life was 6.3 years. The weighted average fair value on the date of grant was $11.03 for options granted in 1999, $10.11 for options granted in 1998 and $11.11 for options granted in 1997.

        Fair value was determined through the use of the Black-Scholes options pricing formula. For options granted in 1999, the risk-free interest rate was 5.5%, the expected life was 6 years, the expected volatility was 24% and the expected dividend yield was zero, all calculated on a weighted average basis. For options granted in 1998, the risk-free interest rate was 5.5%, the expected life was 6 years, the expected volatility was 21% and the expected dividend yield was zero, all calculated on a weighted average basis. For options granted in 1997, the risk-free interest rate was 6.7%, the expected life was 6 years, the expected volatility was 22% and the expected dividend yield was zero, all calculated on a weight average basis.

9. SUPPLEMENTAL EARNINGS PER SHARE INFORMATION

($ in thousands, except per share)

                                                                   For the Year Ended December 25,
                                            1999                               1998                              1997
                           -----------------------------------  ---------------------------------  --------------------------------
                              Income .      Shares   Per Share    Income      Shares   Per Share    Income      Shares    Per Share
                           (Numerator) (Denominator)  Amount  (Numerator) (Denominator)  Amount  (Numerator) (Denominator) Amount
                           -----------------------------------  ---------------------------------  --------------------------------
Net Income ................  $23,983                            $33,692                             $30,981
BASIC EPS
 Income available to
  common shareholders....    $23,983    19,295,286    $1.24     $33,692    19,279,028      $1.75    $30,981    19,237,909      $1.61
                                                      =====                                =====                               =====
Effect of Dilutive
  Securities Stock Options.. $    --        96,796              $    --       126,541               $   --        180,368
                             -------------------------------------------------------------------------------------------------------
DILUTED EPS
  Income available to
   common shareholders
   + assumed conversions...  $23,983    19,392,082    $1.24     $33,692    19,405,569      $1.74    $30,981    19,418,277      $1.60
                             =======================================================================================================





                                                    Bush Boake Allen Inc.     31

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (CONTINUED)
--------------------------------------------------------------------------------

9. SUPPLEMENTAL EARNINGS PER SHARE INFORMATION (CONTINUED)

In 1999, 1998 and 1997 there were 772,961, 67,550 and 73,327 potential common shares, respectively, excluded from the computation of diluted earnings per share because the effect would have been antidilutive.

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

        Operating profit by business segment is total revenue less operating expenses. In computing operating profit by business segment, none of the following items has been added or deducted: other income, interest expense or income taxes. The amount of the elimination of intersegment profit on any product that remains in inventory at the end of the period is determined by changes in quantities of inventory and changes in the margins of profit.

        Identifiable assets by business segment and geographic region are those assets used in company operations in each segment and geographic region. Corporate assets principally include property and investments in unconsolidated affiliates. Capital expenditures are reported exclusive of acquisitions.

        The following chart sets forth operating results and other financial data for the principal business segments of the Company for the years ended December 25, 1999, 1998 and 1997.

Segment Information

The Company's business is organized into two operating segments: flavor and fragrance and aroma chemicals. The Company's flavor and fragrance products impart a desired taste or smell to a broad range of consumer products. The Company manufactures its flavors and fragrance products at 20 compounding facilities in 14 countries and maintains sales offices in 38 countries. The Company's aroma chemicals are primarily used as raw materials in fragrance compounds. The Company manufactures its aroma chemicals products primarily at its Jacksonville, Florida and its Widnes, United Kingdom plants.

                                                                                        Corporate
                                                    Flavor &            Aroma           Items and
                                                   Fragrance        Chemicals         Unallocated  Consolidated
---------------------------------------------------------------------------------------------------------------
1999                                                                     ($ in thousands)
   Net sales to customers ........................  $ 406,018       $  93,019                  --    $ 499,037
   Intersegment sales ............................         --          25,101           $ (25,101)          --
                                                    ----------------------------------------------------------
   Total net sales ...............................    406,018         118,120             (25,101)     499,037
   Operating profit ..............................     47,061          16,744             (18,151)      45,654
   Identifiable assets ...........................    322,810         123,734              14,473      461,017
   Depreciation ..................................     10,834           7,768                 342       18,944
   Capital expenditures ..........................     16,353          10,631               1,062       28,046

1998
   Net sales to customers ........................  $ 384,200       $ 101,174                  --    $ 485,374
   Intersegment sales ............................         --          21,274           $ (21,274)          --
                                                    ----------------------------------------------------------
   Total net sales ...............................    384,200         122,448             (21,274)     485,374
   Operating profit ..............................     50,151          23,817             (17,124)      56,844
   Identifiable assets ...........................    304,984         145,501               7,925      458,410
   Depreciation ..................................      9,376           6,945                 310       16,631
   Capital expenditures ..........................     21,008          13,991                 962       35,961




32  1999 Annual Report

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES

--------------------------------------------------------------------------------

SEGMENT INFORMATION (CONTINUED)

                                                                        Corporate
                                             Flavor &         Aroma     Items and
                                            Fragrance     Chemicals   Unallocated   Consolidated
------------------------------------------------------------------------------------------------
1997                                                     ($ in thousands)
    Net sales to customers ..............    $388,690      $101,895            --       $490,585
    Intersegment sales ..................          --        25,373      $(25,373)            --
                                             ---------------------------------------------------
    Total net sales .....................     388,690       127,268       (25,373)       490,585
    Operating profit ....................      50,547        21,266       (19,076)        52,737
    Identifiable assets .................     283,320       132,465         8,358        424,143
    Depreciation ........................       8,500         6,533           332         15,365
    Capital expenditures ................      20,716        12,023           742         33,481
------------------------------------------------------------------------------------------------

OPERATIONS BY GEOGRAPHIC AREAS

The Company has operations in 38 countries in North and South America, Europe, Asia, Australia, the Middle East and Africa. The Company's flavor and fragrance business is separately managed in four geographic regions: Americas, Europe, Asia Pacific and International. The aroma chemicals business is managed globally from Jacksonville, Florida and Widnes, United Kingdom. The operations of the Americas region outside of the United States for the purpose of this table are included as a component of "Other".

                                                                            Corporate
                                                         Asia               Items and
                                 U.S.A.    Europe     Pacific    Other    Unallocated  Consolidated
---------------------------------------------------------------------------------------------------
                                                     ($ in thousands)
1999
    Net sales to customers ... $166,345   $156,345   $ 88,293   $ 88,054         --      $499,037
    Sales between areas ......   26,155     28,730        123        673   $(55,681)           --
                               ------------------------------------------------------------------
    Total net sales ..........  192,500    185,075     88,416     88,727    (55,681)      499,037
    Long-lived assets ........   61,798     81,768     29,426     22,007         --       194,999

1998
    Net sales to customers ... $158,995   $164,665    $78,083   $ 83,631         --     $ 485,374
    Sales between areas ......   28,721     30,960         18        542   $(60,241)           --
                               ------------------------------------------------------------------
    Total net sales ..........  187,716    195,625     78,101     84,173    (60,241)      485,374
    Long-lived assets ........   50,500     87,547     30,590     22,292         --       190,929

1997
    Net sales to customers ... $147,939   $167,751   $ 88,043   $ 86,852         --      $490,585
    Sales between areas ......   33,328     33,108         26        347   $(66,809)           --
                               ------------------------------------------------------------------
    Total net sales ..........  181,267    200,859     88,069     87,199    (66,809)      490,585
    Long-lived assets ........   41,920     86,117     31,595     17,585         --       177,217

------------------------------------------------------------------------------------------------


RECONCILIATION OF REPORTABLE SEGMENT SALES, INCOME BEFORE INCOME TAXES AND
ASSETS:

                                                    1999         1998         1997
                                                 -------------------------------------
                                                           ($ in thousands)
NET SALES
Total net sales for reportable segments ......   $ 524,138    $ 506,648    $ 515,958
Elimination of intersegment sales ............     (25,101)     (21,274)     (25,373)
                                                 ------------------------------------
      Total consolidated net sales ...........   $ 499,037    $ 485,374    $ 490,585
                                                 ------------------------------------
INCOME BEFORE INCOME TAXES
Total operating profit for reportable segments   $  63,805    $  73,968    $  71,813
Elimination of intersegment profits ..........      (4,470)      (3,990)      (4,260)
Unallocated amounts:
   Corporate administration expenses .........     (13,681)     (13,134)     (14,816)
   Interest expense ..........................      (2,322)      (3,326)      (3,075)
   Other income (expense) ....................      (4,348)      (2,852)      (3,362)
                                                 ------------------------------------
      Total consolidated income before income
        taxes ................................   $  38,984    $  50,666    $  46,300
                                                 ------------------------------------
ASSETS
Total assets for reportable segments .........   $ 446,544    $ 450,485    $ 415,785
Unallocated corporate assets .................      14,473        7,925        8,358
                                                 ------------------------------------
      Total consolidated assets ..............   $ 461,017    $ 458,410    $ 424,143
                                                 ------------------------------------

                                                     Bush Boake Allen Inc.    33










                       REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
BUSH BOAKE ALLEN INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income and of cash flows present fairly, in all material respects, the financial position of Bush Boake
Allen Inc. and its subsidiaries at December 25, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 25, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
January 28, 2000


34    1999 Annual Report








                      BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                                 FIVE-YEAR SUMMARY

                         ($ IN THOUSANDS, EXCEPT PER SHARE)


-----------------------------------------------------------------------------------------------------------------------------------
OPERATING RESULTS                                                  1999         1998         1997         1996              1995
-----------------------------------------------------------------------------------------------------------------------------------
        Net Sales .........................................   $ 499,037    $ 485,374    $ 490,585    $ 449,365         $ 424,616
        Costs and Other Charges ...........................     453,383      428,530      437,848      402,834           374,419
-----------------------------------------------------------------------------------------------------------------------------------
                Income From Operations ....................      45,654       56,844       52,737       46,531            50,197
-----------------------------------------------------------------------------------------------------------------------------------
        Interest Expense ..................................       2,322        3,326        3,075        2,417             3,597
        Other (Income) Expense-Net ........................       4,348        2,852        3,362       (2,647)             (318)
-----------------------------------------------------------------------------------------------------------------------------------
                Income Before Income Taxes ................      38,984       50,666       46,300       46,761            46,918
        Income Taxes ......................................      15,001       16,974       15,319       15,206            16,472
-----------------------------------------------------------------------------------------------------------------------------------
                Net Income ................................      23,983       33,692       30,981       31,555            30,446
-----------------------------------------------------------------------------------------------------------------------------------
PER SHARE
        Net Income - basic ................................        1.24         1.75         1.61         1.64              1.58
                   - diluted ..............................        1.24         1.74         1.60         1.63              1.57
        Stockholders' Equity ..............................       17.45        16.62        14.97        13.69             11.54
-----------------------------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION AT YEAR-END
        Current Assets ....................................     211,334      216,727      201,396      201,574           190,695
        Current Liabilities ...............................      82,442       92,101       99,539      111,517            96,992
-----------------------------------------------------------------------------------------------------------------------------------
        Working Capital ...................................     128,892      124,626      101,857       90,057            93,703
        Total Assets ......................................     461,017      458,410      424,143      407,799           349,853
-----------------------------------------------------------------------------------------------------------------------------------
        Long-Term Debt ....................................       8,003       10,354        3,456        2,009             3,731
        Stockholders' Equity ..............................     336,737      320,521      288,392      263,133           221,782
-----------------------------------------------------------------------------------------------------------------------------------
        Percent of Long-Term Debt to Total Capital ........        2.3%         3.2%         1.2%         0.8%              1.7%
-----------------------------------------------------------------------------------------------------------------------------------
ADDITIONAL DATA
        Gross Profit Margin ...............................       33.9%        35.9%        35.6%        36.0%             37.1%
        Operating Margin ..................................        9.1%        11.7%        10.7%        10.4%             11.8%
        Depreciation and Amortization .....................   $  20,595    $  17,800    $  16,930    $  13,445         $  12,661
        Capital Expenditures (excluding acquisitions) .....   $  28,046    $  35,961    $  33,481    $  39,629         $  25,044
-----------------------------------------------------------------------------------------------------------------------------------


                                                     Bush Boake Allen Inc.    35

                     BUSH BOAKE ALLEN INC. AND SUBSIDIARIES
                             DIRECTORS AND OFFICERS
--------------------------------------------------------------------------

BOARD OF DIRECTORS

JULIAN W. BOYDEN
Chairman of the Board, President
and Chief Executive Officer

JAMES M. REED
Vice Chairman of the Board of the
Company; retired Vice Chairman
of the Board and Chief Financial
Officer of Union Camp
Corporation.

PETER L. ACTON
General Manager of International
Paper's Arizona Chemical
Company.

C. CATO EALY
Vice President of International
Paper Company.

L. ROBERT PFUND
Retired Corporate Group
Vice President of Avon
Products, Inc.

C. WESLEY SMITH
Executive Vice President of
International Paper Company.

WILLIAM H. TRICE
Former Chairman of the Board of
the Company; Retired Executive
Vice President of Union Camp
Corporation.

CORPORATE OFFICERS

JULIAN W. BOYDEN
Chairman, President and
Chief Executive Officer

FLAVOR AND FRAGRANCES

JAMES H. DUNSDON
Executive Vice President
Americas Region

BRUCE J. EDWARDS
Vice President
International Region

CHIA SIANG EE
Vice President
Asia Pacific Region

AROMA CHEMICALS

P. C. MATHEW
Vice President
Aroma and Terpene Chemicals

P.A. THORBURN
Vice President
Global Chemical Sales
and Marketing

FRED W. BROWN
Vice President and
Chief Financial Officer

RONALD A. LANDIS
Vice President
Human Resources and Safety

DENNIS M. MEANY
Vice President
General Counsel and Secretary

JOHN R. WRIGHT
Vice President
Commerce and Technology

KENNETH M. MCHUGH
Vice President and Controller

CHARLES D. WELLER
Vice President and Treasurer

RICHARD J. AIELLO
Assistant Controller

PHILIP J. WALPOLE
Assistant Controller

ALAN R. KELSEY
Assistant Secretary



36    1999 Annual Report

                              BUSH BOAKE ALLEN INC.
                             SHAREHOLDER INFORMATION

--------------------------------------------------------------------------------

CORPORATE HEADQUARTERS
7 Mercedes Drive
Montvale, New Jersey 07645
(201) 391-9870

ANNUAL MEETING
The 2000 Annual Meeting will be held
at 11:00 am (EDT) on May 3, 2000 at the
Woodcliff Lake Hilton, Woodcliff Lake,
New Jersey.

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

      Stockholders desiring copies of these earnings releases, as well as individuals or organizations seeking further information about the Company, should write to Fred W. Brown, Vice President and Chief Financial Officer, at the corporate headquarters address.

SEC FORM 10-K
A copy of the annual report on Form 10-K for 1999 as filed with the Securities and Exchange Commission may be obtained without charge by writing to Fred W. Brown, Vice President and Chief Financial Officer, at the corporate headquarters address.

[BOA/NYSE LOGO]

STATEMENTS IN THIS ANNUAL REPORT WHICH ARE NOT HISTORICAL ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY. SUCH RISKS AND UNCERTAINTIES WITH RESPECT TO BUSH BOAKE ALLEN'S BUSINESS INCLUDE GENERAL ECONOMIC CONDITIONS, CUSTOMERS CHANGING FLAVOR AND/OR FRAGRANCE FORMULATIONS, PRICING, AVAILABILITY AND CAPACITY OF BOTH MATERIALS WHICH ARE PURCHASED AND PRODUCTS WHICH ARE SOLD, THE EFFECT OF THE TRANSITION TO THE EURO AND POLITICAL AND ECONOMIC UNCERTAINTIES, CURRENCY FLUCTUATIONS, DEVALUATIONS AND/OR REVALUATIONS IN THE MANY COUNTRIES IN WHICH THE COMPANY OPERATES. THE COMPANY ASSUMES NO DUTY TO UPDATE ANY SUCH FORWARD-LOOKING INFORMATION.

[LOGO] Bush Boake Allen Inc.

       7 MERCEDES DRIVE, MONTVALE, NEW JERSEY 07645

       www.bushboakeallen.com

WORLDWIDE LOCATIONS

AMERICAS REGION
ARGENTINA
Buenos Aires
BRAZIL
Sao Paulo
CANADA
Montreal
CHILE
Santiago
COLOMBIA
Bogota
JAMAICA
Kingston
MEXICO
Tlalnepantla
UNITED STATES
Black Creek, WI
Carrollton, TX
Chicago, IL
Montvale, NJ
Norwood, NJ

EUROPE REGION
BENELUX (THE NETHERLANDS)
Alblasserdam
DENMARK
Birkerod
FRANCE
Paris
GERMANY
Kreuzau-Stockheim
IRELAND
Clonee, Co. Meath
ITALY
Brescia
SPAIN
Barcelona
SWEDEN
Knislinge
UNITED KINGDOM
London
Long Melford
Witham

INTERNATIONAL REGION
BULGARIA
Sofia
CZECH REPUBLIC
Prague
INDIA
Bangalore
Calcutta
Chennai
Chittoor
Delhi
Mumbai
KENYA
Nairobi
PAKISTAN
Karachi
Lahore
POLAND
Warsaw
RUSSIA
Moscow
SLOVAKIA
Bratislava
SOUTH AFRICA
Cape Town
Johannesburg
TURKEY
Istanbul
UKRAINE
Kiev
UNITED ARAB EMIRATES
Dubai
ZIMBABWE
Harare

ASIA PACIFIC REGION
AUSTRALIA
Adelaide
Brisbane
Melbourne
Perth
Sydney
CHINA
Guangzhou
Hong Kong
Shanghai
JAPAN
Tokyo
MALAYSIA
Selangor
NEW ZEALAND
Auckland
PHILIPPINES
Cebu
Manila
SINGAPORE
Jurong
THAILAND
Bangkok

AROMA CHEMICALS
UNITED KINGDOM
Widnes
UNITED STATES
Jacksonville, FL